INFORMATION STATEMENT

The Asian Development Bank (ADB) intends to issue its notes and bonds (Securities) from time to time with maturities and on terms determined by market conditions at the time of sale. ADB may sell the Securities to dealers or underwriters who may resell them or ADB may sell the Securities directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, purchase price to be paid by ADB, any terms for redemption or other special terms, form and denomination of any Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such Securities being offered by ADB at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement or similar document.

AVAILABILITY OF INFORMATION

The Information Statement will be filed with the U.S. Securities and Exchange Commission electronically through the EDGAR system and will be available at the web address https://www.sec.gov/edgar.

ADB will provide, without charge, additional copies of this Information Statement upon request. Written or telephone requests should be directed to ADB’s principal office at 6 ADB Avenue, Mandaluyong City, 1550 Metro Manila, Philippines, Attention: Funding Division, Treasury Department, tel: +63 2 8632 4444, fax: +63 2 8636 2444 or to the following ADB representative offices: (i) Westendstrasse 28, 60325 Frankfurt am Main, Germany, tel: +49 69 2193 6400; (ii) Kasumigaseki Bldg. 8th Floor, 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo 100-6008, Japan, tel: +81 3 3504 3160, fax: +81 3 3504 3165; and (iii) 900 19th Street NW, Suite 700, Washington, D.C. 20006, U.S.A., tel: +1 202 984 0100.

The Information Statement is also available on ADB’s Investor Relations website at https://www.adb.org/work-with-us/investors. Other documents and information on ADB’s website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus or supplemental information statement or similar document issued after the date hereof will refer to this Information Statement for a description of ADB and its financial condition, until a new information statement is issued.

13 April 2026

The issuance of this Information Statement or any prospectus or supplemental information statement or similar document and any offering and sale of Securities does not constitute a waiver by ADB or by any of its members, Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank or by any statute, law or regulation of any member of ADB or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained in this Information Statement, prospectus, any supplemental information statement or similar document. Any information or representation not contained herein must not be relied upon as having been authorized by ADB or by any of its dealers, underwriters or agents. Neither this Information Statement nor any prospectus or supplemental information statement or similar document constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation.

Except as otherwise indicated, all amounts in this Information Statement and any prospectus or supplemental information statement or similar document are expressed in United States dollars.

This Information Statement contains forward-looking statements which may be identified by such terms as “believes”, “expects”, “intends” or similar expressions. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond ADB’s control. Consequently, actual future results could differ materially from those currently anticipated.

SUMMARY INFORMATION
(As of 31 December 2025, unless otherwise indicated)

The Asian Development Bank (ADB) is an international organization established in 1966 and owned by its 69 members. Under Strategy 2030, which sets the direction for ADB to respond effectively to the changing needs of Asia and the Pacific, ADB continues to sustain its efforts to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. In its Strategy 2030 Midterm Review, ADB approved an ambitious new road map to guide its evolution and scale up its support on key challenges facing Asia and the Pacific. ADB assists its members and partners by providing loans, technical assistance, grants, guarantees, and equity investments to promote social and economic development.
ADB was founded mainly to act as a financial intermediary to transfer resources from global capital markets to developing member countries for economic development. Its ability to intermediate funds from global capital markets for lending to its developing members is an important element in achieving its development missions.

ADB’s five largest shareholders are Japan and the United States (each with 15.6% of total shares), the People’s Republic of China (6.4%), India (6.3%), and Australia (5.8%).

Equity: ADB’s members have subscribed to $145,833 million of capital as of 31 December 2025, $7,308 million of which was for paid-in shares subscribed and the remainder of which is callable. The callable capital is available as needed for debt service payments and thus provides the ultimate backing for ADB’s borrowings and guarantees. It cannot be called to make loans.

Net Income: Net income for 2025 was $1,903 million, as compared to net income of $1,629 million in 2024. Allocable net income (non-GAAP measure) for the year ended 31 December 2025 was $1,460 million, compared with $1,539 million in 2024.

Lending Headroom: ADB’s lending limitation policy limits the total amount of disbursed loans, disbursed equity investments and related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB’s unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. As of 31 December 2025, the total of such loans (including other debt securities), equity investments and related prudential buffer, and guarantees was $163,576 million ($156,199 million – 2024), compared with the maximum lending ceiling of $196,782 million ($188,306 million – 2024), which resulted in a headroom of $33,206 million ($32,107 million – 2024).

Risk Management: ADB seeks to mitigate exchange rate risks by matching its liabilities in various currencies with assets in those same currencies. ADB uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce its borrowing costs, generate investment income, and manage its balance sheet risks. The derivative assets and liabilities totaled $122,695 million and $121,724 million, respectively. The notional principal amount of outstanding interest rate swaps totaled $103,078 million. To control its credit exposures on swaps, ADB has set credit rating requirements for counterparties. In addition, ADB requires all swap transactions to be subject to collateral support requirements.

The above information should be read in conjunction with the detailed information and financial statements appearing elsewhere in this Information Statement.

USE OF PROCEEDS

The net proceeds to ADB from the sale of Securities will be included in the ordinary capital resources of ADB and used in its ordinary operations. (See Part II C. Operating Activities).

This document provides Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations for the Asian Development Bank for the year ended 31 December 2025. ADB undertakes no obligation to update any forward looking statements.

EXECUTIVE SUMMARY

Under Strategy 2030, which sets the direction for the Asian Development Bank (ADB) to respond effectively to the changing needs of Asia and the Pacific, ADB continues to sustain its efforts to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. In its Strategy 2030 Midterm Review1, ADB approved an ambitious new road map to guide its evolution and scale up its support on key challenges facing Asia and the Pacific.

In 2025, ADB delivered total commitments of $29.3 billion ($24.3 billion – 2024) and disbursements of $19.0 billion ($18.6 billion – 2024).2

Financial Results: Ordinary capital resources (OCR) reported net income of $1,903 million ($1,629 million – 2024) and allocable net income of $1,460 million ($1,539 million – 2024) in 2025. Allocable net income (a non-GAAP measure) declined primarily due to increased administrative expenses, higher provision for credit losses, offset by higher income (net of funding costs) from loans and equity-funded liquidity investments. Despite the decline in allocable net income, the increase in unrealized gains from fair value changes of financial instruments contributed to an overall increase in net income.

The OCR balance sheet continued to grow in line with its growing lending operations. Loans outstanding balance as of 31 December 2025 was $161.1 billion, a $7.2 billion increase from $153.9 billion at the end of 2024. Liquidity investments after swaps increased by $11.1 billion to$60.8 billion as of 31 December 2025 from $49.7 billion at the end of 2024. Borrowings after swaps increased by $13.4 billion to $169.7 billion as of 31 December 2025 from $156.3 billion at the end of 2024. In 2025, ADB issued $41.7 billion bonds ($33.1 billion – 2024).

ADF 14 Replenishment: The 13th replenishment of the Asian Development Fund (ADF 14) and the eighth regularized replenishment of the Technical Assistance Special Fund (TASF) became effective on 23 April 2025. As of 31 December 2025, ADB received instruments of contributions from 33 donors totaling $2,395 million, which represents 93.1% of the total ADF 14 and TASF 8 donor contribution commitment amounting to $2,573 million.3

Exposure Exchange Agreements (EEA): In October 2025, ADB signed a $3.0 billion sovereign EEA with the World Bank to increase its lending capacity for its developing member countries. The EEA aims to strengthen capital adequacy levels, boost lending capacity, and manage concentration risk. The agreement is ADB’s first EEA with the World Bank and its sixth EEA with multilateral development banks since 2020, bringing the cumulative exchanged amount to $9.0 billion.

Removal of Charter Lending Limitation: In November 2025, the Board of Governors approved amendments to ADB’s Charter that remove the Charter Lending Limitation (CLL) effective 1 March 2026.4 In conjunction with the CLL removal, a new nominal capital-to-exposure ratio was introduced into ADB’s capital adequacy framework, which has replaced the CLL and became effective as of the effective date of CLL removal. The new ratio was introduced to reduce reliance on complex risk-based models and to increase transparency and comparability across financial institutions.

[1]	ADB. 2024. Strategy 2030 Midterm Review: An Evolution Approach for the Asian Development Bank.
[2]
The figures are for ordinary capital resources (OCR) and Special Funds. Special Funds include the Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Regional Cooperation and Integration Fund (RCIF), Asia Pacific Disaster Response Fund (APDRF), Climate Change Fund (CCF) and Financial Sector Development Partnership Special Fund (FSDPSF).

[3]	US dollar equivalent based on the Board of Governors’ Resolution No. 427 exchange rates.
[4]	ADB. 2025. Board of Governors’ Resolution No. 437 – Removal of the ADB Charter Lending Limitation.

I.          OVERVIEW

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (the Charter).1 ADB is owned by 69 members, 50 of which are regional members providing 63.7% of its capital and 19 nonregional members providing 36.3% of its capital.2

ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments. These instruments are funded through ordinary capital resources (OCR), Special Funds, and trust funds. The Charter requires that funds from each resource be kept and used separately. Trust funds are generally funded by contributions and administered by ADB as the trustee.

ADB also offers debt management products to its sovereign and sovereign-guaranteed borrowers and entities fully guaranteed by members such as interest rate swaps and cross currency swaps (including local currency swaps) for their third-party liabilities. In addition, ADB provides policy dialogue and transaction advisory services to its DMCs and private sector clients to promote public–private partnerships in the region, and mobilizes financial resources through its cofinancing operations, which access official and other concessional, commercial, and export credit sources to maximize the development impact of its assistance. Cofinancing for ADB projects can be in the form of external loans, grants for TA and components of loans, equity investments, and credit enhancement products such as guarantees and syndications.

ADB continued to focus on implementing Strategy 2030, its long-term corporate strategy, to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. ADB delivered total commitments of $29.3 billion ($24.3 billion – 2024) and total disbursements of $19.0 billion ($18.6 billion – 2024).3

In February 2025, ADB approved a plan to scale up its operations by 50% over the next decade, leveraging its existing capital base to enhance its development impact across Asia and the Pacific.4 Under the Capital Utilization Plan, ADB will increase its annual financing commitments from $24 billion in 2024 to more than $36 billion by 2034.

[1]	ADB. 1966. Agreement Establishing the Asian Development Bank.
[2]	Following the provisions of Board of Governors’ Resolution No. 431, one nonregional member became a regional member effective 30 April 2025.
[3]
The figures are for ordinary capital resources (OCR) and Special Funds. Special Funds include the Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Regional Cooperation and Integration Fund (RCIF), Asia Pacific Disaster Response Fund (APDRF), Climate Change Fund (CCF) and Financial Sector Development Partnership Special Fund (FSDPSF).

[4]	ADB. 2025. Capital Utilization Plan. https://www.adb.org/documents/capital-utilization-plan

II.          ORDINARY CAPITAL RESOURCES

OCR provides financial assistance to sovereign and nonsovereign borrowers in DMCs in the form of loans, equity investments, and other debt securities. In addition to direct lending, OCR also provides guarantees to assist DMC governments and nonsovereign borrowers in securing commercial funds for ADB-assisted projects and provides transaction advisory services to sovereign and nonsovereign clients.

Funding of OCR lending, investment and other ordinary operations comes from three distinct sources: borrowings from the capital markets and private placements; paid-in capital provided by shareholders; and accumulated retained income (reserves). To fund its OCR operations, ADB issues debt securities in the international and domestic capital markets. ADB’s debt securities carry the highest possible investment ratings from three major international credit rating agencies. The funding strategy is aimed at ensuring availability of funds for operations at the most stable and lowest possible cost. Such strategy has enabled OCR to achieve cost-efficient funding levels for its borrowing members.

A.	Basis of Financial Reporting

ADB’s basis of financial reporting are (i) statutory reporting, which is in accordance with accounting principles generally accepted in the United States (US GAAP) reporting requirements, and (ii) management reporting, which is used as the primary measure to make financial management decisions and to monitor key financial ratios. The key financial performance indicator under these two bases is net income for statutory reporting and allocable net income for management reporting.

Statutory reporting. ADB prepares OCR financial statements in accordance with US GAAP. ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under the accounting standards does not make fully evident ADB’s risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the year as part of net income. To apply a consistent accounting treatment between the borrowings and their related swaps, ADB elects to measure all borrowings that are swapped or are intended to be swapped in the future at fair value. All investments for liquidity purpose, other debt securities classified as available for sale, and equity investments (except for those accounted for under the equity method) are reported at fair value. ADB reports its loans, other debt securities classified as held-to-maturity, and the remaining borrowings at amortized cost.

Management reporting (non-GAAP measure). ADB also reports OCR financial results based on internal management reporting basis which is used as the primary measure to make financial management decisions and to monitor key financial ratios.

ADB reports allocable net income, which is defined as net income after appropriation of net guarantee fees to special reserve and certain adjustments reported in the cumulative revaluation adjustments account.5 The cumulative revaluation adjustments account sets aside the impact of unrealized gains or losses from fair value changes associated with certain financial instruments and from translation adjustments of non-functional currencies, and unrealized gains or losses from equity investments accounted for under the equity method.

[5]	ADB’s Charter stipulates that the Board of Governors shall determine the allocation of net income annually.

ADB intends to hold most borrowings and swaps until maturity or call, hence interim net unrealized gains and losses reported under the statutory reporting basis will generally converge with the net realized income and expenses that ADB recognizes over the life of these financial instruments.

For equity investments, ADB generally holds its investments until ADB’s development role has been fulfilled. Any gains or losses from equity investments recorded at fair value are realized and are deemed available for allocation when ADB exits the investments. Therefore, the periodic net unrealized gains or losses are excluded from the allocable net income until the exit date.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of 31 December 2025 is provided in the Appendix.

B.	Overall Financial Results

OCR reported net income of $1,903 million ($1,629 million – 2024) and allocable net income of $1,460 million ($1,539 million – 2024) for the year ended 31 December 2025. Table 1 presents the overall financial results for 2025 and 2024.

Table 1: Overall Financial Results for the Years Ended 31 December
($ million)

Item	2025	2024	Change
Revenue from loans—operations[a]	7,102	8,038	(936)
Sovereign regular	5,927	6,841	(914)
Sovereign concessional	721	717	4
Nonsovereign	454	480	(26)
Revenue from investments for liquidity purpose	2,553	2,713	(160)
Interest	2,551	2,731	(180)
Realized gains (losses) on sale of investments	2	(18)	20
Revenue from equity investments—operations	169	115	54
Net realized gains[b,c]	8	13	(5)
Dividends and others	9	4	5
Realized gains on equity method investments[d]	45	71	(26)
Unrealized gains on equity method investments[d]	107	27	80
Revenue from guarantees—operations	27	27	0
Revenue from other debt securities—operations	47	47	(0)
Interest and others	45	47	(2)
Realized gains	2	–	2
Revenue from other sources	94	84	10
Borrowings and related expenses[e]	(7,520)	(8,717)	1,197
(Provision) Release of provision for credit losses	(24)	45	(69)
Administrative expenses—OCR	(817)	(729)	(88)
Other expenses	(44)	(30)	(14)
Net unrealized gains	316	36	280
Fair value changes	313	41	272
Reclassification of unrealized gains on divested equity investments[c]	–	(2)	2
Translation adjustments of nonfunctional currencies	3	(3)	6
Net income	1,903	1,629	274
Appropriation of guarantee fees to special reserve	(20)	(27)	7
Net income after appropriation of guarantee fees to special reserve	1,883	1,602	281
Adjustments	(423)	(63)	(360)
Net unrealized gains	(316)	(36)	(280)
Unrealized gains on equity method investments[d]	(107)	(27)	(80)
Allocable net income (non-GAAP measure)	1,460	1,539	(79)
( ) = negative, – = nil, ADB = Asian Development Bank, OCR = ordinary capital resources. Note: 0 = amount less than $0.5 million.
[a]	Includes interest revenue, commitment charges, amortization of front-end fees and loan origination cost and interest on asset swaps. Excludes funding costs.
[b]	Includes $10 million ($13 million – 2024) realized gains on disposal of equity investments, net of $2 million (nil – 2024) impairment loss on equity method investments.
[c]
Sale of equity investments in 2024 resulted in reclassification of the unrealized gains up to 31 December 2023 of $2 million to realized gains. The net realized gains up to the date of sale in 2025 amounted to $10 million ($13 million – 2024).

[d]	Pertains to ADB’s proportionate share of gains or losses from equity method investments.
[e]	Net of $1 million (nil – 2024) realized gains from early redemption of borrowings.

Net income. Net income for 2025 increased to $1,903 million, from $1,629 million reported in 2024, mainly because of higher unrealized gains from fair value changes of financial instruments.

Allocable net income.6 OCR allocable net income for 2025 decreased to $1,460 million from $1,539 million in 2024, driven by increased administrative expenses, higher provision for credit losses, partially offset by higher income (net of funding costs) from loans and equity-funded liquidity investments.

The change in net income and allocable net income were driven by the following factors.

-
Revenue from loans, excluding funding costs, decreased by $936 million primarily because of the lower average interest rates (Figure 1) applied to regular OCR loans partially offset by the increase in average loans outstanding in 2025 (Figure 2),

-
Revenue from investments for liquidity purpose decreased by $160 million mainly because of the $180 million decrease in interest revenue driven by the lower short-term interest rates on debt-funded liquidity investments compared to 2024 (Figure 1),

-
Revenue from equity investments, excluding unrealized gains on equity method investments, decreased by $26 million ($62 million – 2025, $88 million – 2024) mainly due to the lower realized gains on equity method investments,

-
Borrowings and related expenses decreased by $1,197 million mainly because of the lower level of short-term interest rates (Figure 1). Consistent with the market movements, average cost of borrowings under management reporting basis decreased to 4.5% in 2025 from 5.5% in 2024,

-
Provision for credit losses amounted to $24 million for the year ended 31 December 2025. The provision in 2025 was mainly driven by a weaker macroeconomic outlook amid geopolitical tensions and global trade uncertainties,

-	Administrative expenses of OCR increased by $88 million primarily because of the higher salaries and benefits expenses, and

[6]	Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.

-
$316 million net unrealized gains for the year ended 31 December 2025 ($36 million – 2024) was largely due to the fair value gains of derivatives driven mainly by the change in medium-and long-term interest rates from end of 2024 levels (Table 2).

Table 2: Details of Net Unrealized Gains (Losses)
for the Years Ended 31 December
($ million)
Item	2025	2024	Change
Fair value changes from:	313	41	272
Borrowings and related derivatives	106	485	(379)
Loans related derivatives	139	(401)	540
Investments related derivatives	59	(25)	84
Equity investments	9	(18)	27
Reclassification of unrealized gains on divested equity investment	–	(2)	2
Translation adjustments of nonfunctional currencies	3	(3)	6
Total	316	36	280
( ) = negative, – = nil.

Selected Financial data. Selected financial data are presented in Table 3. For the year ended 31 December 2025, under statutory reporting, return on earning assets and return on equity increased because of the higher net income compared to 2024. Under management reporting basis, the return on equity decreased because of the lower allocable net income compared to 2024. Return on loans, return on investments for liquidity purposes, and cost of borrowings under both reporting bases, decreased because of the lower levels of short-term interest rates in 2025 compared to 2024.

Table 3: Selected Financial Data
(%, unless otherwise stated)
Item	2025	2024	2023
Operational Highlights ($ million)
Loans, Guarantees, EI, and ODS Committed[a]	27,717	22,920	22,518
Loans, EI, and ODS Disbursements	18,171	17,911	17,077
Loans and ODS Principal Repayments and Prepayments	13,232	12,956	10,585
Loans, EI, and ODS Outstanding	163,607	156,112	153,088
Statutory Reporting Basis
Net Income ($ million)	1,903	1,629	938
Return on Earning Assets[b]	0.9	0.8	0.5
Return on Equity[c]	3.3	2.9	1.7
Return on Loans[d]	4.5	4.9	4.7
Return on Investments for Liquidity Purpose[e]	4.3	4.8	3.9
Cost of Borrowings[f]	4.4	5.2	5.2
Management Reporting Basis (non-GAAP measure)[g]
Allocable Net Income[h] ($ million)	1,460	1,539	1,423
Return on Earning Assets[b]	0.7	0.7	0.7
Return on Equity[c]	2.6	2.8	2.7
Return on Loans[d]	4.4	5.2	5.0
Return on Investments for Liquidity Purpose[e]	4.2	4.8	4.5
Cost of Borrowings[f]	4.5	5.5	5.2
Capital Utilization Ratio[i]	72.6	71.5	70.0
EI = equity investments, ODS = other debt securities.
Note: All ratios are based on average monthly balances. Amounts and ratios are for the year ended 31 December except for outstanding balances and capital utilization ratio, which are as of year-end.
[a]	Includes commitments under the private sector programs namely, the Trade and Supply Chain Finance and the Microfinance Program.
[b]
Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average earning assets. Earning assets comprise investments for liquidity purpose, loans outstanding, equity investments, and other debt securities (all after swaps, if applicable).

[c]	Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average equity balances.
[d]
Interest revenue on loans, commitment fees, other revenue or expenses on loans and related swaps, and gains or losses on related swaps divided by average outstanding loans after swaps. For the year ended 31 December 2025, under statutory basis reporting, the return on regular and concessional OCR loans was 5.0% and 2.7%, respectively, while under management basis reporting, the return on regular and concessional OCR loans was 5.0% and 2.1%, respectively.

[e]	Interest revenue and gains or losses on investments and related swaps divided by average balances of investments after swaps.
[f]	Financial expenses and gains or losses on borrowings and related swaps divided by average outstanding borrowings after swaps.
[g]
Management reporting basis ratios exclude impact of unrealized gains or losses from fair value changes associated with certain financial instruments, unrealized gains or losses on equity method investments, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.

[h]	Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.
[i]	Capital utilization ratio is the ratio of the total economic capital used to usable equity. The capital utilization ratios are computed based on the 2023 capital adequacy framework.

C.	Operating Activities

ADB provides financial assistance under its ordinary operations to its DMCs through loans, guarantees, equity investments and other debt securities to help DMCs meet their development needs. ADB also provides policy dialogue and transaction advisory services to its DMCs and private sector clients to promote public–private partnerships in the region. ADB promotes cofinancing of its projects and programs to complement its assistance with funds from official and commercial sources, including export credit agencies. ADB uses commitments as the basis for corporate targets to measure operational performance for both sovereign and nonsovereign operations. Table 3 shows the 3-year trend in operational highlights.

1.	Loans

ADB is authorized under the Charter to make, participate in or guarantee loans to its DMCs, to any of their agencies, instrumentalities or political subdivisions, and to any entities or enterprises operating within such countries, as well as to international or regional agencies or entities concerned with the economic development of the region. Such loans are made only for projects or programs of high developmental priority.

ADB’s projects undergo an evaluation and approval process that considers factors such as economic, social, environmental, technical, institutional and financial feasibility, integrity, governance, effect on the general development activity of the country, contribution to economic development, capacity of the borrowing country to service additional external debt, effect on domestic savings and balance of payments, impact of new technologies on productivity, and expansion of employment opportunities.

ADB generally requires that the proceeds of its loans and the proceeds of the loans it guarantees be used only for procurement of goods and services produced in and supplied from members. Loan disbursements must comply with the requirements specified in the loan agreements. ADB’s staff review progress and monitor compliance with ADB policies. ADB’s Independent Evaluation Department, reporting directly to ADB’s Board of Directors, evaluates the development effectiveness of ADB’s operations.

Lending Headroom. ADB’s lending limitation policy limits the total amount of disbursed loans, disbursed equity investments and related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB’s unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve.

In February 2025, ADB’s Board of Directors approved the report on the removal of the Charter lending limitation (CLL) together with a resolution for submission to the Board of Governors requesting the Board of Governors to cast their votes on the proposed resolution to remove the CLL within the specified voting period. In conjunction with the CLL removal, the Board of Directors also approved in February 2025 the introduction of a new nominal capital-to-exposure ratio into ADB’s capital adequacy framework (CAF), which has replaced the CLL and became effective as of the effective date of the amendment of the Charter. In November 2025, the Board of Governors approved the removal of the CLL effective 1 March 2026.7

As of 31 December 2025, the total of such loans (including other debt securities), equity investments and related prudential buffer, and guarantees was $163,576 million ($156,199 million – 2024), compared to the maximum lending ceiling of $196,782 million ($188,306 million – 2024), which resulted in a headroom of $33,206 million ($32,107 million – 2024).

Loans—operations. ADB’s OCR lending falls into two categories: sovereign and nonsovereign. Sovereign loans consist of sovereign regular OCR loans and sovereign concessional OCR loans. Sovereign regular OCR loans are available to sovereign and sovereign-guaranteed borrowers in ADB DMCs that have attained higher economic development. Sovereign concessional OCR loans are available for the poorest and most vulnerable members of ADB. ADB also provides lending without sovereign guarantee to privately-held or state-owned or subsovereign entities. In its nonsovereign operations, ADB provides financial assistance based on market-based terms and conditions. ADB, as needed, will help mobilize additional debt from diverse institutions, such as private and public financial institutions and development partners.

[7]	ADB. 2025. Board of Governors’ Resolution No. 437 – Removal of the ADB Charter Lending Limitation.

OCR offers lending products broadly in three modalities:

-
Project –Also known as investment lending, it finances expenditures incurred for discrete investment projects and focuses on project implementation. Disbursements in this modality are linked to expenditures for inputs. Nonsovereign loans fall under this modality.

-
Policy-based – This modality provides sovereign budget support for structural reforms and development expenditure programs in DMCs. In certain circumstances, it may also be used to provide balance of payments or counter-cyclical fiscal support. It is linked to the implementation of policy reforms, disbursed quickly, and targeted to sector-wide and economy-wide impact.

-	Results-based – It supports government-owned sector programs and disburses ADB funds based on the achievement of program results.

Table 4 shows OCR’s loans outstanding by modality.

Table 4: OCR Loans Outstanding by Modality
as of 31 December 2025 and 2024
($ million)
	Sovereign
	Regular	Concessional	NSO	Total

2025
Project Loan	73,812	22,327	6,683	102,822
Policy-based Loan	39,310	12,193	–	51,503
Results-based Loan	6,791	1,194	–	7,985
Total Outstanding	119,913	35,714	6,683	162,310
Accounting adjustments[a]	(551)	(88)	(39)	(678)
	119,361	35,626	6,644	161,631
Allowance for credit losses on loans	(84)	(168)	(316)	(568)
Loans Outstanding	119,277	35,458	6,328	161,063

2024
Project Loan	72,968	21,441	5,754	100,163
Policy-based Loan	36,537	11,133	–	47,670
Results-based Loan	5,872	866	–	6,738
Total Outstanding	115,377	33,439	5,754	154,570
Accounting adjustments[a]	(25)	(107)	(34)	(166)
	115,352	33,332	5,720	154,404
Allowance for credit losses on loans	(91)	(163)	(286)	(540)
Loans Outstanding	115,261	33,169	5,434	153,864

( ) = negative, – = nil, NSO = nonsovereign, OCR = ordinary capital resources.
Note: Numbers may not sum precisely because of rounding.
[a]	Includes fair value adjustment on loans, unamortized loan origination cost, and unamortized front-end fee.

A summary of the total OCR loan portfolio by member country as of 31 December 2025 is shown in OCR-6 of the Financial Statements. A breakdown by sector of total OCR loans as of 31 December 2025 and 2024 is shown in Figure 3.

Figure 3: Sectoral Breakdown of OCR Loans Outstanding as of 31 December 2025 and 2024 ($ billion)
2025: $162.3 billion	2024: $154.6 billion

OCR = ordinary capital resources.
Notes: OCR loans include sovereign and nonsovereign loans outstanding and exclude $568 million ($540 million – 2024) allowance for credit losses, and $678 million ($166 million – 2024) accounting adjustments for fair value adjustment on loans, unamortized loan origination cost, and unamortized front-end fee.

Expected credit loss. ADB measures expected credit losses for loans, guarantees, and held-to-maturity debt securities. Expected credit losses are calculated using three components: exposure at default, probability of default, and loss given default. Credit losses are measured over the contractual term (lifetime) of the asset or commitment based on all available information: historical experience, current conditions, and macroeconomic forecasts. ADB is also exposed to credit risks on off-balance sheet exposures and records a liability for credit losses on undisbursed loans and held-to-maturity other debt securities commitments, and guarantees.

As of 31 December 2025, total allowance for credit losses and liability for credit losses on off-balance sheet exposures increased to $733 million ($675 million – 2024), mainly driven by a weaker macroeconomic outlook amid geopolitical tensions and global trade uncertainties. Allowance for credit losses and liability for credit losses on off-balance sheet exposures are summarized in Table 5. Refer to Credit risk under Risk Management section for more information.

Table 5: Summary of Allowance for Credit Losses and
Liability for Credit Losses on Off-Balance Sheet Exposures
as of 31 December 2025 and 2024
($ million)
Item	2025	2024
Allowance for credit losses on loans	568	540
Sovereign regular OCR loans	84	91
Sovereign concessional OCR loans[a]	168	163
Nonsovereign loans	316	286
Allowance for credit losses on other debt securities	21	14
Liability for credit losses on off-balance sheet exposures	144	121
Total[b]	733	675
OCR = ordinary capital resources.
a Include allowance for heavily indebted poor countries debt relief ($33 million – 2025, $33 million – 2024).
b Excludes recoveries from risk transfer arrangements.

Status of loans. ADB places loans in non-accrual status when the principal, interest or other charges are overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that loan service payment will not be collected when they become due at the point when such information is known. Once a loan to a borrower is placed in non-accrual status, all other overdue loans to the same borrower will be placed in non-accrual status. On the date a borrower’s loan is placed into non-accrual status, unpaid interest and other charges accrued are deducted from the revenue of the current period. As of 31 December 2025, there was one sovereign concessional loan borrower with 11 loans in non-accrual status with outstanding amount of $509 million (one sovereign concessional loan borrower with 11 loans with outstanding amount of $486 million – 2024) and there were seven nonsovereign borrowers in non-accrual status with outstanding amount of $92 million (seven nonsovereign borrowers with outstanding amount of $98 million – 2024).

Summary of loan activities. Table 6 shows the summary of loan commitments and Table 7 shows the disbursements and repayments for sovereign regular OCR, sovereign concessional OCR, and nonsovereign loans. For the year ended 31 December 2025, the total OCR loan commitments was $23,974 million, higher by $3,863 million or 19% compared to 2024, mainly due to the increase in sovereign regular loan commitments, partially offset by the decrease in sovereign concessional loan commitments. The total loan disbursements in 2025 slightly increased to $17,716 million from $17,610 million in 2024.

Table 6: OCR Loan Commitments
for the Years Ended 31 December

	2025		2024
	Number[a]	Amount ($ million)	Number[a]	Amount ($ million)	Change ($ million)
Sovereign Regular	72	18,238	60	13,473	4,765
Project	46	9,047	36	6,390	2,657
Policy-based	16	6,131	20	5,651	480
Results-based	10	3,059	4	1,431	1,628
Sovereign Concessional	44	3,479	56	4,610	(1,131)
Project	28	1,689	37	2,773	(1,084)
Policy-based	12	1,370	17	1,480	(110)
Results-based	4	420	2	357	63
Nonsovereign—Project	49	2,258	39	2,029	229
Total	165	23,974	155	20,111	3,863
( ) = negative, OCR = ordinary capital resources
Note: Amounts are based on exchange rates at loan signing date. Numbers may not sum precisely because of rounding.
[a]	Commitments for sovereign loans and nonsovereign project loans are counted based on the number of loans committed.

Table 7: OCR Loan Disbursements and Repayments
for the Years Ended 31 December
($ million)
	2025		2024
	Disbursements	Repayments[a]	Disbursements	Repayments[a]
Sovereign Regular	11,865	9,330	12,898	9,319
Project	5,541	5,353	6,278	4,831
Policy-based	5,234	3,703	5,611	4,294
Results-based	1,090	274	1,009	194
Sovereign Concessional	3,322	2,015	3,367	1,982
Project	1,593	1,464	1,697	1,457
Policy-based	1,370	507	1,459	486
Results-based	359	44	212	39
Nonsovereign[b]	2,529	1,683	1,346	1,590
Total	17,716	13,028	17,610	12,891
OCR = ordinary capital resources
Note: Numbers may not sum precisely because of rounding.
[a]
Includes prepayment of $479 million for nine sovereign regular OCR loans, $2 million for one sovereign concessional OCR loan, and $105 million for 17 nonsovereign loans for the year ended 31 December 2025 ($606 million for six sovereign regular OCR loans and $210 million for 18 nonsovereign loans – 2024). Amounts are based on the United States dollar equivalent as of receipt of payment.

[b]	Includes loan disbursement and repayments under the private sector programs.

Table 8: OCR Loans Outstanding by Product
as of 31 December 2025 and 2024
($ million)
	Sovereign
Product	Regular		Concessional		Nonsovereign
	2025	2024	2025	2024	2025	2024
Flexible loan product[a]	116,460	114,212	n/a	n/a	4,591	4,172
Local currency loans	3,360	1,013	n/a	n/a	2,092	1,582
Concessional loans	n/a	n/a	35,714	33,439	n/a	n/a
Pool-based single currency loans[b]	93	152	n/a	n/a	n/a	n/a
Total Outstanding	119,913	115,377	35,714	33,439	6,683	5,754
Accounting adjustments[c]	(551)	(25)	(88)	(107)	(39)	(34)
Allowance for credit losses	(84)	(91)	(168)	(163)	(316)	(286)
Loans Outstanding	119,277	115,261	35,458	33,169	6,328	5,434
– = nil, n/a = not applicable, ( ) = negative, OCR = ordinary capital resources, PSCL = Pool-based single currency loan
Note: Numbers may not sum precisely because of rounding.
[a]
Includes fixed rate loans amounting to $5,509 million for sovereign regular OCR loans and $496 million for nonsovereign loans as of 31 December 2025 ($7,474 million for sovereign regular OCR and $500 million for nonsovereign loans – 2024).

[b]	PSCLs are legacy loan products and are no longer offered.
[c]	Includes fair value adjustment on loans, unamortized loan origination cost, and unamortized front-end fee.
Sovereign regular OCR loans. The Flexible Loan Product (FLP) is the primary loan product for sovereign regular OCR. The cost-base8 rate used for FLP loans are the Secured Overnight Financing Rate (SOFR) compounded in arrears for US dollar-denominated loans and the Tokyo Overnight Average Rate (TONA) compounded in arrears for yen-denominated loans. FLP loans have a lending rate consisting of the cost-base rate, lending spread, rebates or surcharges, and maturity premiums, if applicable (Table 9). If the lending rate calculated for any 6-month interest period is negative, the interest rate floor of zero will apply.

The FLP is designed to meet demand by borrowers for loan products that suit project needs and effectively manage their external debt. ADB provides sovereign regular OCR borrowers of FLP loans with options to manage their interest rate and exchange rate risks, while providing low intermediation risk to ADB. Borrowers may request a conversion of all or any portion of the principal amount of the loan through: (i) conversions to any standard currency or changes to the loan currency of all or part of the disbursed or undisbursed loan amounts; (ii) conversions to any nonstandard currency in which ADB can effectively intermediate (other than for conversions to a local currency) or changes to the loan currency of all or a part of the disbursed or undisbursed loan amounts; (iii) an interest rate conversion from floating to fixed or vice-versa of all or part of the disbursed or undisbursed loan amounts at the time of disbursement; and (iv) an establishment of an interest rate cap or an interest rate collar on a floating rate. For the year ended 31 December 2025, ADB executed 21 local currency and interest rate conversions totaling $1,966 million (10 currency conversions totaling $1,964 million – 2024). There were 23 loan conversions made effective totaling $2,561 million, comprising of 20 loan conversions executed in 2025, and three loan conversions executed in 2024. The remaining one loan conversion executed in 2025 amounting to $22 million was made effective in February 2026.

Local currency loans (LCLs) are offered to sovereign borrowers in different local currencies of which ADB can effectively intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs. LCLs may be made on a fixed or floating rate basis with an effective contractual spread. Floating rate LCLs typically reset every three or six months. The cost-base rate of an LCL is determined by its financing mode.

[8]	The Euro Interbank Offered Rate (EURIBOR) and New Zealand Dollar (NZD) bank bill rate will continue to be used for Euro and NZD loans, respectively.

Table 9 shows the summary of charges on sovereign regular OCR FLP loans and LCLs as of 31 December 2025.

Table 9: Summary of Charges on Sovereign Regular OCR
Flexible Loan Product and Local Currency Loans as of 31 December 2025
(basis point)
Item	FLP	CSF	SPBL	LCL

A. Loan Term	For project and results-based, flexible loan terms of up to 19 years of average loan maturity; For policy-based, loan term of 15 years including a grace period of up to 3 years	Loan term of 7 years, including a grace period of up to 3 years	Loan term of 5 to 8 years, including a grace period of up to 3 years	For project and results-based, flexible loan terms of up to 19 years of average loan maturity; For policy-based, loan term of 15 years including a grace period of up to 3 years

B. Cost-Base Rate[a]
1. US dollar	6-month SOFR compounded in arrears 6-month TONA compounded in arrears 6-month EURIBOR 6-month Bank Bill Rate
2. Yen
3. Euro
4. New Zealand dollar
5. Yuan				3-month SHIBOR
6. Tenge				ADB Funding Rate
7. Lari				ADB Funding Rate
C. Lending Spread[b]	50	75	200	50
D. Maturity Premium[c] for loans with average maturity of
1. < 9 years	0
2. 9 years up to 13 years	0–40
3. >13 years up to 16 years	0–50
4. >16 years up to 19 years	0–75
E. Surcharge or (Rebate)[d]
1. US dollar	37	42
2. Yen	(10)
3. Euro	23
4. New Zealand dollar	51
5. Yuan				(35)
F. Commitment Charges[e]	15	15	75	15
( ) = negative, CSF = Countercyclical Support Facility, EURIBOR = Euro Interbank Offered Rate, FLP = Flexible Loan Product, LCL = local currency loan, OCR = ordinary capital resources, SOFR = Secured Overnight Financing Rate, SPBL = special policy-based loan, TONA = Tokyo Overnight Average Rate, US = United States.
[a]
The LCL cost-base rate depends on whether financing in a local currency is based on back-to-back funding or the pool-based approach. For back-to-back funding, the cost-base rate comprises ADB’s cost of a funding transaction undertaken to finance a specific loan. For a pool-based funding approach, the cost-base rate is based on the local floating-rate benchmark.

[b]	The current FLP and LCL effective contractual spread is 50 basis points for loans negotiated on or after 1 January 2014. The terms of emergency assistance loans are similar to FLP terms.
[c]
For loans which formal negotiations were completed on or after 1 April 2012, a maturity premium is added to the contractual spread and applied for the entire life of the loan. A limit of 19 years applies to the average loan maturity of FLP loans and LCLs. For all loans to regular OCR-only borrowing countries, approved on or after 1 January 2021, a new pricing structure was implemented to adjust the pricing framework and introduce diversity in the current flat pricing structure for countries in different stages of development. The new maturity premium is applied for the life of a loan regardless of country group changes during the tenor of the loan.

[d]
To maintain the principle of the cost pass-through pricing policy, ADB passes on its actual funding cost margin to its borrowers through a surcharge or rebate and these are incorporated into the interest rate for the succeeding interest period. Rebates or surcharges for all FLPs are determined in January and July every year on the basis of the average funding cost margin below or above the relevant benchmark for the preceding six months. The information presented is applicable from 1 July to 31 December 2025.

[e]
The commitment charge is levied on undisbursed balances beginning 60 days after signing of the applicable loan agreement. For loans under contingent disaster financing, the borrower will pay, in lieu of commitment charges, a front-end fee of 25 or 10 basis points of the committed loan amount depending on the contingent disaster financing option.

Sovereign concessional OCR loans. ADB offers sovereign concessional OCR loans to eligible DMCs. Concessional loans represent the concessional financing to DMCs with (i) per capita gross national income below the International Development Association (IDA) operational cut-off; (ii) least developed countries with per capita gross national income above the IDA operational cut-off; and (iii) per capita gross national income above the IDA operational cut-off with limited or lack of creditworthiness. Table 10 shows the summary of lending terms on currently available sovereign concessional OCR loans.

Table 10: Sovereign Concessional OCR Loan Terms
 as of 31 December 2025
Terms	Concessional Assistance-Only Countries[a]	OCR Blend Countriesb, [c]	SIDS	Emergency Assistance
A. Maturity (years)	24 – 32	25	40	40
B. Grace period (years)	8	5	10	10
C. Interest rate during the grace period	1.0%	2.0%	1.0%	1.0%
D. Interest rate during the amortization period	1.5%	2.0%	1.0%	1.0%
E. Principal repayment
1. First 10 years after the grace period	Equal	Equal	2.0%[d]	2.0%[d]
2. Year thereafter	Equal	Equal	4.0%[d]	4.0%[d]
OCR = ordinary capital resources, SIDS = small island developing states
[a]	Countries that are eligible for sovereign concessional OCR loans and/or Asian Development Fund grants.
[b]	Countries that are eligible for both sovereign regular and concessional OCR loans.
[c]	Applicable for projects with loan negotiations completed on or after 1 January 2013.
[d]	Principal repayment will be calculated based on the approved loan amount multiplied by the annual rate of 2.0% for the first 10 years after the grace period and 4.0% thereafter.

The borrowers of sovereign concessional OCR loans may choose a currency of liability in special drawing rights (SDR) or a currency that is available under ADB’s FLP and in the SDR basket, subject to ADB’s confirmation of the availability of such currency. As of 31 December 2025, over 97% (97% – 2024) of the sovereign concessional OCR loans were in SDR (49%) and US dollars (48%).

Nonsovereign loans. The FLP is the primary loan product for nonsovereign operations. Similar with the sovereign regular OCR loans, the cost-base rate used for FLP loans are SOFR compounded in arrears as primary option together with the optional Term SOFR for US dollar-denominated loans, and the TONA compounded in arrears for yen-denominated loans. As of 31 December 2025, all nonsovereign loans have successfully transitioned to the FLP, with the exception of a few loans where ADB applies its cost of funds until contract amendments are finalized.

ADB applies market-based pricing to determine the lending spread, front-end fees, commitment charges, and other fees for each loan. The lending spread is intended to cover ADB’s risk exposure to specific borrowers and projects and the front-end fee is intended to cover the administrative costs incurred in loan origination. Front-end fees are typically 1% to 1.25% depending on the transaction. ADB applies a commitment fee (typically 0.50% to 1.0% per year) on the undisbursed loan balance.

ADB provides certain nonsovereign borrowers with conversion options of all or any portion of the principal amount of the loan through: (i) a currency conversion from a local currency to US dollar or vice versa; and (ii) an interest rate conversion from floating to fixed or vice versa. There were no loan conversions during 2025 (two interest rate conversions totaling $11 million – 2024).

LCLs are also offered to nonsovereign borrowers in different local currencies which ADB can effectively intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch. LCLs are priced based on ADB’s funding costs and a credit spread.

Sovereign loan cofinancing. In 2025, a total of $3,967 million sovereign loan cofinancing was committed for 18 projects, of which $1,167 million were under full or partial ADB administration while $2,800 million are not administered. (Refer to Note F of OCR Financial Statements for loans administered by ADB as of 31 December 2025).

2.	Equity Investments

ADB provides financial assistance through equity investments to help capital-constrained, but economically important, investee companies. ADB’s equity investments may be in the form of direct investments or through private equity funds.

The Charter allows the use of OCR for equity investments up to 10% of ADB’s unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, excluding special reserves. At the end of 2025, the total equity investment portfolio for OCR, including prudential buffers, was $2,220 million ($1,954 million – 2024), or about 39% (35% – 2024) of the ceiling defined by the Charter.9

In 2025, ADB committed seven equity investments totaling $417 million (12 equity investments totaling $407 million – 2024), disbursed $319 million ($115 million – 2024), and received $122 million from capital distributions and full or partial divestments in 27 projects ($165 million from 33 projects – 2024). The divestments were carried out in a manner consistent with good business practices, after ADB’s development role in its investments had been fulfilled and without destabilizing the companies. Table 11 shows ADB’s equity investments as of 31 December 2025 and 2024.

Table 11: Outstanding Equity Investments
 as of 31 December 2025 and 2024
($ million)
Item	2025	2024
Direct investments	983	773
Private equity funds	1,009	854
Total equity investments	1,992	1,627

3.	Guarantees

Guarantees are typically designed to facilitate cofinancing by mitigating the risk exposure of commercial lenders and capital market investors. Guarantees can be provided when ADB has a direct or indirect participation in a project or a related sector, through a loan, equity investment or technical assistance. ADB provides two primary guarantee products–a partial credit guarantee and a partial risk guarantee. ADB’s credit guarantee is designed as credit enhancements for eligible projects to cover risks that the project and its commercial cofinancing partners cannot easily absorb or manage on their own. ADB also provides partial risk guarantees to cover specifically defined political risks such as expropriation, currency inconvertibility or non-transfer. Reducing these risks can make a significant difference in mobilizing private sector financing for projects.

[9]	Prudential buffer represents 80% and 100% of the signed and undisbursed amounts for private equity funds and direct equity investments, respectively.

Private Sector Programs. ADB’s private sector programs include the Trade and Supply Chain Finance (TSCFP) and Microfinance programs (MFP).

-	Trade and Supply Chain Finance Program. The Trade Finance Program and the Supply Chain Finance Program were merged to create operational efficiency and more holistic solutions to clients.

The TSCFP has two main streams of activity: (i) It provides guarantees and loans through partner banks to close market gaps for trade finance, including among small and medium-sized businesses, to generate the trade-led growth and jobs that underpin development; and (ii) It delivers knowledge products, services, and solutions to make global trade and supply chains green, resilient, inclusive, transparent and socially responsible.

For the year ended 31 December 2025, TSCFP provided total loans and guarantees financed by ADB amounting to $2,187 million ($1,971 million – 2024) in trade through 71 bank partners under Trade Finance and 11 corporate obligors under Supply Chain Finance in 19 countries.

TSCFP transactions have average maturity of less than 180 days and this short average tenor enables an efficient use of its $2,450 million limit. As of 31 December 2025, TSCFP guarantees outstanding amounted to $1,998 million ($1,754 million – 2024) and loans outstanding amounted to $279 million ($233 million – 2024). Of the outstanding TSCFP loans and guarantees, $987 million were risk transferred to private insurance companies ($1,062 million – 2024), resulting to a net exposure of $1,290 million ($925 million – 2024).

-
Microfinance Program. The MFP provides risk participation on revolving basis for loans made by commercial financial institutions to microfinance institutions in ADB’s DMCs. As of 31 December 2025, MFP revolving cover is up to $600 million. The program provided guarantees financed by ADB amounting to $217 million in 2025 ($254 million – 2024) and the outstanding guarantee amount as of 31 December 2025 was $167 million ($199 million – 2024).

Table 12 shows the commitments under the private sector programs.

Table 12: OCR Commitments under Private Sector
Programs for the Years Ended 31 December
($ million)

	2025	2024	Change
Short-term	1,871	1,789	81
Long-term	533	435	98
Total[a]	2,404	2,225	179
MFP = Microfinance Program, OCR = ordinary capital resources, TSCFP = Trade and Supply Chain Finance Program
Notes: Short-term has maturity of less than 365 days. Long-term has maturity of 365 days or more. Numbers may not sum precisely because of rounding.
[a] Includes $1,788 million guarantees ($1,625 million – 2024) and $399 million loans ($346 million – 2024) under TSCFP, and $217 million ($254 million – 2024) guarantees under MFP.

Exposure Exchange Agreement. The exposure exchange agreement (EEA) provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty interest for any period the covered exposure is in nonaccrual, and principal when the covered exposure is fully or partially written-off. The EEA transaction is treated as an exchange of two separate financial guarantees (guarantee provided and guarantee received).

In October 2025, ADB signed a $3.0 billion sovereign EEA with the World Bank to increase its lending capacity for its DMCs. As of 31 December 2025, ADB’s total amount of guarantee provided and received under its EEA with peer multilateral development banks amounted to $9.0 billion ($6.0 billion – 2024).

Refer to Note G of OCR Financial Statements for ADB’s outstanding and maximum potential exposure on guarantees as of 31 December 2025 and 2024.

4.	Other Debt Securities

ADB’s financial assistance to DMCs may be made by way of subscription to an entity’s debt instruments such as bonds and debentures issued for the purpose of financing development projects. For the year ended 31 December 2025, other debt securities commitment amounted to $422 million ($178 million – 2024) and disbursements amounted to $136 million ($186 million – 2024). As of 31 December 2025, other debt securities amounted to $552 million ($621 million – 2024).

5.	Nonsovereign Cofinancing and Direct Mobilization

Nonsovereign cofinancing refers to third-party capital alongside OCR financing in ADB nonsovereign operations. It comes from both private and public institutions/sources.Typical nonsovereign cofinancing instruments include B-loans, guarantees, parallel loans and bonds, and risk transfers. Notably, there is also nonsovereign cofinancing in ADB’s TSCFP and MFP, both short-term and long-term. For the year ended 31 December 2025, nonsovereign cofinancing commitments totaled $9.4 billion, and transaction advisory services mobilized an additional $781 million of third-party capital, for a total of $10.2 billion.

Nonsovereign direct mobilization is third-party capital that is secured due to ADB’s active and direct involvement. Direct mobilization is where ADB has played a demonstrable and proactive role in securing those financial commitments. While the most typical activity is where ADB is retained by a private client to arrange financing, direct mobilization of third-party capital can also result from ADB leading environmental and social coordination for private borrowers, providing transaction advisory services to government agencies that result in PPP-type market proposals which secure third-party financing. In 2025, $6.5 billion of third-party market-priced capital was directly mobilized by ADB, $4.7 billion of which was from private sources and $1.8 billion from public sources.

6.	Transaction Advisory Services

ADB provides transaction advisory services (TAS) to assist public and private sector clients structure and procure viable public-private partnership (PPP) projects, ensuring proper risk allocation, value, and affordability. ADB also manages the Asia Pacific Project Preparation Facility (AP3F)—a multi-donor trust fund—to help prepare and monitor PPP projects, build government capacity, and create an enabling environment for PPPs.

In 2025, ADB secured 14 new TAS mandates and AP3F project preparation (19 – 2024). By end of 2025, ADB was implementing 63 TAS mandates and AP3F project preparation (52 – 2024), and 13 AP3F capacity building, project definition and monitoring (17 – 2024), and two markets development initiatives (nil – 2024) across 23 DMCs, with a total estimated capital investment of $18.5 billion ($15.4 billion – 2024).

In 2025, commercial closure was achieved for two TAS, mobilizing $799 million ($2,075 million for two TAS – 2024) in capital commitments from the private sector. Two projects achieved financial closures for a combined capital commitment of $952 million ($2,075 million for two projects – 2024).

7.	Debt Management Products

ADB offers debt management products to its borrowing members and to entities whose obligations are fully guaranteed by members, in relation to their third party liabilities. These products include interest rate swaps and currency swaps (including cross currency and local currency swaps). Currency swaps allow members or guaranteed entities to transform foreign currency liabilities into local currency liabilities; however, the reverse transformation of local currency liabilities into foreign currency liabilities is not offered.

D.	Funding Resources

ADB’s ordinary operations are funded from ADB’s OCR, which consist primarily of its subscribed capital stock, proceeds from its borrowings, and funds derived from its ordinary operations.

1.	Equity

ADB had 69 members as of 31 December 2025, with Japan and the United States as the two largest shareholders. Out of the 69 members, 28 members are non-borrowing members holding 66.8% of total shareholdings with a total voting power of 61.6%. The capital subscription of all ADB members is shown in OCR-8 of the Financial Statements.

As of 31 December 2025, ADB’s total authorized capital of 10,639,233 shares valued at $145,833 million was fully subscribed, which consisted of $7,308 million paid-in and $138,525 million callable capital. The details of ADB’s equity as of 31 December 2025 and 2024 are shown in Table 13.

Table 13: Details of Equity
as of 31 December 2025 and 2024
($ million, SDR million)
	2025	2024
Authorized (SDR106,392)
Subscribed (SDR106,392)	$145,833	$138,749
Less: Callable capital subscribed	138,525	131,796
Paid-in capital subscribed	7,308	6,953
Less: Other adjustments[a]	19	25
	7,289	6,928
Add: (1) ADF assets transfer[b]	30,748	30,748
(2) Other reserves[c]	19,973	18,759
Total Equity	$58,010	$56,435
ADF = Asian Development Fund, SDR = special drawing rights, OCR = ordinary capital resources.
[a]	Comprises discount and nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital. (See OCR-1 of the Financial Statements).
[b]	The transfer of ADF assets to OCR on 1 January 2017 was treated as a contribution from ADF which was recognized as a one-time income.
[c]	Includes ordinary reserve, special reserve, surplus, cumulative revaluation adjustments, and net income after appropriation less net notional amounts required to maintain value of currency holdings and accumulated other comprehensive loss. (See OCR-1 of the Financial Statements).

Callable capital. Callable capital can be called only if required to meet ADB’s obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB’s callable capital.

Paid-in capital. ADB’s paid-in capital may be freely used in its ordinary operations, except that DMCs have the right under the Charter to restrict the use of a portion of their paid-in capital to make payments for goods and services produced and intended for use in their respective territories. (See Note C of the OCR Financial Statements).

New Regional Member. Following the provisions of Board of Governors’ Resolution No. 431, Turkiye became a regional member effective 30 April 2025. Turkiye joined ADB as a nonregional member in 1991. With its new status, Türkiye becomes eligible for ADB’s ordinary capital resources lending and full participation in ADB’s operations.

Total equity. Total equity increased to $58,010 million as of 31 December 2025 from $56,435 million as of 31 December 2024. This mainly resulted from: (i) $1,903 million net income in 2025; and (ii) $478 million currency translation gains; and (iii) $556 million in unrealized gains on investments for liquidity purpose; partially offset by (iv) $524 million allocation of 2024 net income to Special Funds; (v) $577 million unrealized losses on borrowings due to instrument-specific credit risk; and (vi) $276 million adjustment in postretirement benefit obligations.

Allocation of OCR net income. In accordance with Article 40 of the Charter, the Board of Governors annually approves the allocation of the previous year’s net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of net income to Special Funds to support development activities in the DMCs. In May 2025 and 2024, the Board of Governors approved the allocation of OCR’s net income for 2024 and 2023, respectively, as shown in Table 14.

Table 14: Allocation of OCR Net Income
 for the Years Ended 31 December
($ million)
	For the years ended
	2024	2023
Net Income	1,629	938
Adjustment to cumulative revaluation adjustments	(63)	513
Appropriation of guarantee fees to special reserve	(27)	(28)
Allocable net income (non-GAAP measure)	1,539	1,423

Allocation to ordinary reserve	1,016	1,005
Allocation to special funds
Asian Development Fund	394	293
Technical Assistance Special Fund	130	110
Asia Pacific Disaster Response Fund	–	15
Total Allocated Net Income	1,539	1,423
( ) = negative, – = nil, OCR = ordinary capital resources. Note: Numbers may not sum precisely because of rounding.

2.	Borrowings

General Borrowing Policies. Under the Charter, ADB may borrow only with the approval of the country in whose market ADB’s obligations are to be sold and the member in whose currency such obligations are to be denominated. ADB must also obtain the approvals of the relevant countries so that the proceeds of its borrowings may be exchanged for the currency of any member without restriction. The Charter also requires ADB, before determining to sell its obligations in a particular country, to consider the amount of previous borrowings in that country, the amount of previous borrowings in other countries, and the availability of funds in such other countries, giving due regard to the general principle that its borrowings should to the greatest extent possible be diversified as to country of borrowing.

Funding Operations. ADB raises funds for its ordinary operations through the issue and sale of debt obligations in the international capital markets. ADB’s primary borrowing objective is to ensure the availability of funds for its operations at the most stable and lowest possible cost. Subject to this objective, ADB seeks to diversify its funding sources across markets, instruments, and maturities. In 2025, ADB continued to diversify its funding platform by issuing across a broad range of currencies, in both public issue and private placement format, introducing new currencies and engaging new investors. ADB continues to offer thematic bonds (Table 15).

Table 15: Overview of Outstanding Thematic Bonds
Themes	Amount ($ million)	Maturity range of bonds issued[a]
Green	9,914	1 to 14 years
Gender	6,864	1 to 20 years
Health	5,835	1 to 20 years
Education	1,464	0.8 to 10 years
Blue	539	5 to 15 years
Water	401	1 to 15 years
Biodiversity & Nature	97	10 years
Total Outstanding Thematic Bonds	25,115
Note: Numbers may not sum precisely because of rounding. [a] Refers to maturity from bond’s issue date. Bonds with call options are assumed to be called on thefirst call or trigger date.

2025 funding operations.In 2025, ADB raised the equivalent of $41,704 million ($38,201 million in proceeds) from 257 borrowing transactions ($33,130 million [$32,992 million in proceeds] from 149 borrowing transactions – 2024). The new borrowings were raised in 25 currencies (22 currencies – 2024).10 The average maturity to first call date based on proceeds of these borrowings was 4.6 years (4.5 years – 2024) at the time of issue. Of the 2025 borrowings, $28,131 million equivalent ($28,141 million in proceeds) was raised through 37 public offerings and the remaining $13,573 million ($10,060 million in proceeds) was raised through 220 private placements.

ADB also raised $8,343 million ($8,308 million in proceeds) under its Euro-Commercial Paper Program (ECP) ($10,984 million [$10,921 million in proceeds] – 2024). Table 16 shows details of 2025 borrowings as compared to 2024.

Table 16: Borrowings
($ million)
Item	2025	2024
Bonds
Total Principal Amount	41,704	33,130
Total Proceeds Amount	38,201	32,992
Average Maturity to First Call (years)[a]	4.6	4.5
Average Final Maturity (years)[a]	6.8	4.8
Euro Commercial Papers
Total Principal Amount	8,343	10,984
Total Proceeds Amount	8,308	10,921
Number of Transactions	75	91
[a]
Weighted average maturity calculations are based on weighted proceeds amount. 2024 figures were previously calculated based on weighted principal amount and were restated based on weighted proceeds amount.

[10]
Australian dollar, Brazilian real, Canadian dollar, Chinese yuan, Egyptian pound, Euro, Georgian lari, Ghanaian cedi, Hong Kong dollar, Hungarian forint, Kazakhstan tenge, Mexican peso, Mongolian togrog, Nigerian naira, Norwegian krone, Peruvian sol, Philippine peso, Polish zloty, Pound sterling, South African rand, Swedish krona, Swiss franc, Turkish lira, US dollar, and Uzbekistan sum.

As part of short-term liquidity management, ADB executed 831 repurchase transactions totaling $251.8 billion in principal amount. All of the transactions were from the overnight Fixed Income Clearing Corporation’s (FICC) sponsored repurchase agreement activity, which has risen steadily consistent with internal short-term funding needs since its approval in September 2023.

OCR borrowings after swaps as of 31 December 2025 amounted to $169,709 million ($156,348 million – 2024).

Use of derivatives. ADB undertakes currency and interest rate swaps to cost-efficiently, and on a fully-hedged basis, raise the currencies needed for its operations, while maintaining its borrowing presence in major capital markets. Figures 4 and 5 show the effects of swaps on the currency composition and interest rate structure of ADB’s outstanding borrowings as of 31 December 2025. Interest rate swaps are also used for asset and liability management purposes to match the liabilities with the interest rate characteristics of assets such as loans and liquidity investments.

E.	Liquidity Management

1.	Liquidity Portfolio

The liquidity portfolio helps ensure the uninterrupted availability of funds to meet loan disbursements, debt servicing, and other cash requirements; provides a liquidity buffer in the event of financial stress; and contributes to ADB’s earning base. ADB’s Investment Authority governs ADB’s investments in liquid assets. The primary objective is to maintain the security and liquidity of the funds invested. Subject to these two parameters, ADB seeks to maximize the total return on its investments. At the end of 2025, ADB held liquid investments in 20 currencies.

Liquid investments are held in government or government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions. To a limited extent, they are also held in corporate bonds that are rated at least A–. These investments are held in five portfolios—equity-funded liquidity, debt-funded liquidity, cash cushion, operational cash, and ad hoc—all of which have different risk profiles and performance benchmarks.

The year-end balance of the portfolios and the amortized cost and fair value returns of the portfolios in 2025 and 2024 are presented in Table 17.

Table 17: Year-End Balance of Investment Portfolio
as of 31 December 2025 and 2024 and Return on Investment Portfolio

	Investments Outstanding[a] ($ million)		Return on Investment Portfolio
			Amortized Cost[b] (%)		Fair Value[c] (%)
Item	2025	2024	2025	2024	2025	2024
Equity-Funded Liquidity Portfolio	19,842	19,817	3.2	3.0	5.8	3.8
Debt-Funded Liquidity Portfolio[d]	23,723	22,264	0.3	0.4	0.3	0.4
Cash Cushion Portfolio	15,693	6,199	4.6	5.7	4.7	6.0
Operational Cash Portfolio	206	214	3.3	4.7	3.3	4.7
Ad hoc Portfolio	1,344	1,236	2.6	2.6	6.3	3.6
Total	60,808	49,730
a
Includes securities transferred under repurchase agreements, securities purchased under resale arrangements, and investment related swaps. The composition of the liquidity portfolio may shift from year to year as part of ongoing liquidity management.

[b]	Based on income from investments and realized gains and losses reported in the Statement of Income and Expenses.
c	Includes unrealized gains and losses reported in other comprehensive income and losses and movements are dependent on prevailing market environment.
[d]	The return on debt-funded liquidity portfolio is presented as spread over funding cost on both amortized and fair value basis.

The equity-funded liquidity portfolio (ELP) is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to maximize the total return relative to a defined level of risk. The portfolio has been funded mostly by equity, and the average duration of the major currencies in the portfolio was about 3.1 years as of 31 December 2025 (2.9 years – 2024).

The debt-funded liquidity portfolio is used to support medium-term funding needs and is funded by debt to provide flexibility in executing the funding program over the medium-term to permit opportunistic borrowing ahead of cash flow needs, and to bolster ADB access to short-term funding through continuous presence in the market.

The cash cushion portfolio holds the proceeds of ADB’s borrowing transactions pending disbursement. It is invested in short-term instruments and aims to maximize the spread earned between the borrowing cost and the investment income.

The operational cash portfolio, designed to meet net cash requirements over a 1-month horizon, is funded by debt and invested in short-term highly liquid money market instruments.

The ad hoc portfolio is established for transparent tracking and monitoring of liquidity proceeds to hold special-purpose liquidity.

2.	Prudential Minimum Liquidity

Holding appropriate levels of liquidity ensures uninterrupted lending support to DMCs. ADB’s prudential minimum liquidity (PML) is set at 12-month liquidity coverage and it is 100% of ADB’s one-year net cash requirement (NCR) where NCR is equal to cash outflows less cash inflows. Cash outflows include disbursements for operations, redemptions on ADB’s debt instruments and OCR net income transfers. Cash inflows mainly represent income from operations, repayments and prepayments from borrowers and capital subscription payments. Maintaining the PML is designed to enable ADB to cover NCR for 12 months without borrowing from the capital markets. The liquidity levels and cash requirements are monitored periodically in accordance with ADB’s liquidity policy. As of 31 December 2025, ADB’s aggregate liquidity holding remained above the 2025 PML requirement.

3.	Contractual Cash Obligations

In the normal course of business, ADB enters into contractual obligations that may require short-term and long-term future cash payments. Table 18 summarizes ADB’s significant contractual cash obligations as of 31 December 2025. Long-term debt includes medium- and long-term borrowings. Other long-term liabilities correspond to future lease payments and accrued liabilities.
Table 18: Contractual Cash Obligations
 As of 31 December 2025
($ million)
	Maturities
Item	within one year	more than one year	Total
Long-Term Debt	37,653	128,298	165,951
Undisbured Commitments[a]	15,075	42,851	57,925
Other Liabilities	2,402	79	2,480
Total	55,129	171,227	226,356
[a]	Includes undisbursed commitments for loans, equity investments, and other debt securities.

As a triple-A rated borrower, ADB raises funds regularly through bond issuances in the international capital markets in a cost-effective manner, which demonstrates ADB’s ability to meet the required cash requirements in the long term. Furthermore, ADB’s capital structure provides an additional level of security as callable capital is available to meet debt obligations in the unlikely event of large-scale default by ADB’s borrowers. ADB has never made a call on callable capital.
F.	Risk Management

ADB faces various kinds of risks in carrying out its mandate and has a risk management framework that is built on the three core components of governance, policies, and processes.
Article 28 of the Agreement Establishing the Asian Development Bank (the ADB Charter) (footnote 1) provides that all the powers of the Bank are vested in the Board of Governors. Pursuant to Section 8 of the By-Laws of the Asian Development Bank (By-Laws of ADB)11, the Board of Governors has delegated to the Board of Directors all of its powers with the exception of those expressly reserved to the Board of Governors by paragraph 2 of Article 28 of the ADB Charter. One such exception is amendment of the ADB Charter. Accordingly, any proposed change to the provisions of the ADB Charter relating to risk management – including those establishing limits on ADB’s ordinary operations set out in Article 12 – can only be approved by the Board of Governors by a vote of two-thirds of the total number of Governors, representing not less than three-fourths of the total voting power of the members. Pursuant to Article 31 of the ADB Charter, the Board of Directors is responsible for the direction of the general operations of the Bank. ADB’s risk governance is overseen by the Board of Directors, which adopts and regularly reviews policies that define ADB’s risk appetite.
ADB maintains an independent risk management office and has various management committees with responsibilities to oversee bank-wide risk issues. ADB’s Risk Committee monitors and discusses risks, recommends proposed risk policies and actions to the President, and provides senior management oversight on risk policy matters to ensure that ADB maintains its superior credit standing. The office of risk management reports quarterly to the Audit and Risk Committee of the Board on the development of the risks in ADB’s operations.

[11]	ADB. 1966. By-Laws of the Asian Development Bank.

The Office of Risk Management monitors the credit profile of existing transactions in the operations portfolio, conducts risk assessments of new nonsovereign transactions, and assumes responsibility for resolving distressed transactions when necessary. It also monitors market and credit risks in treasury operations, such as the credit quality of counterparties, interest rate risk, and foreign exchange risk. In addition, ADB has developed an operational risk management framework for the institution. For the aggregate portfolio, ADB monitors limits and concentrations; computes expected credit losses; and assesses its capital adequacy.

Risks to which ADB is exposed in carrying out its mission include credit risk, market risk, liquidity risk, and operational risk. This section discusses (i) risk management of each key risk, (ii) ADB’s capital adequacy—ADB’s ultimate protection against unexpected losses, and (iii) asset and liability management.

1.	Credit Risk
Credit risk is the risk of loss that could result if a borrower or counterparty defaults or if its creditworthiness deteriorates. Related to credit risk, ADB also faces concentration risk, which arises when a high proportion of the portfolio is allocated to a specific country, industry sector, obligor, type of instrument, or individual borrower.
ADB assigns a risk rating to each loan, guarantee, debt security, and treasury counterparty (Table 19). For nonsovereign transactions, the rating typically is not better than that of the sovereign.
ADB maintains a comprehensive exposure limits framework, which defines the levels of risk appetite and risk tolerance consistent with ADB’s AAA rating. In addition to promoting diversification in the Bank’s credit portfolio, the framework’s limits are designed to ensure that a plausible nonaccrual event does not deplete ADB’s capital or erode market perception beyond what is compatible with such a rating.
Table 19: Asian Development Bank Internal Risk Rating Scale
ADB Internal Rating Scale	Credit Rating Agency Equivalent	ADB Definitions
1	AAA / Aaa to A / A2	Lowest expectation of credit risk
2	A– / A3	Very low credit risk
3	BBB+ / Baa1	Low credit risk
4	BBB / Baa2	Low credit risk
5	BBB– / Baa3	Low to moderate credit risk
6	BB+ / Ba1	Moderate credit risk
7	BB / Ba2	Moderate credit risk
8	BB– / Ba3	Moderate credit risk
9	B+ / B1	Significant credit risk
10	B / B2	Significant credit risk
11	B– / B3	High credit risk
12	CCC+ / Caa1	High credit risk
13	CCC / Caa2 to C	Very high credit risk
14	D	Nonaccrual

ADB is exposed to credit risk in its sovereign, nonsovereign, and treasury operations. The sovereign portfolio includes sovereign loans and guarantees as well as one equity investment, while the nonsovereign portfolio includes nonsovereign loans and guarantees, equity investments (direct and private equity funds), and other debt securities. The treasury portfolio includes fixed-income securities, cash and cash equivalents, and derivatives. Table 20 details the total risk exposure and weighted average risk rating for each asset class.12

[12]
The average risk ratings are based on the average probability of default weighted by the outstanding credit exposure which is related back to the internal rating scale based on the probability of default for each internal risk rating category. The probabilities of default are updated regularly. The computation of the average risk rating for the period uses the most recent set of probabilities of default available at the end of the corresponding period. Starting year-end 2025, the calculation excludes exposures in nonaccrual status (14 or D), which are already in default.

Table 20: Total Risk Exposure
as of 31 December 2025 and 2024
	2025		2024
	Exposure	Rating	Exposure	Rating
Item	($ million)	(1–14)	($ million)	(1–14)
Loans and guarantees[a]	165,205		156,970
a. Sovereign operations[b]	156,220	10.0 / B	149,030	10.1 / B
1. Regular OCR Loans and guarantees	120,563	9.4 / B+	115,647	9.4 / B+
2. Concessional OCR Loans	35,657	10.8 / B–	33,384	11.2 / B–
b. Nonsovereign operations	8,985	8.9 / B+	7,939	9.8 / B
Equity Investments[c]	1,992		1,627
a. Sovereign operations	187	n/a	177	n/a
b. Nonsovereign operations	1,805	n/a	1,450	n/a
Treasury[d]	60,724	AA	50,198	AA
a. Fixed income	40,030	AA	38,041	AA
b. Cash instruments	20,577	AA–	12,046	AA–
c. Derivatives	117	AA	110	AA–
Aggregate Exposure	227,922		208,795
n/a = not applicable, ADB = Asian Development Bank, MDB = multilateral development bank.
Note: Numbers may not sum up precisely because of rounding.
[a]	Sum of outstanding loan balances, present value of guaranteed obligation, and securities classified as debt net of specific provision.
[b]
As of 31 December 2025, $9 billion of the sovereign loan and guarantee credit exposure is part of the exposure exchange mechanism with peer MDBs ($6 billion – 2024). The amount indicated excludes the ADB sovereign loans which are guaranteed by the MDB and includes the same amount of ADB guarantee issued to that MDB as part of the exchange.

[c]	At fair values.
[d]	Average rating based on ratings from international credit rating agencies.

Credit risk in the sovereign portfolio. ADB manages its sovereign credit risk through provision for credit losses as well as by maintaining conservative equity levels. ADB’s sovereign regular OCR loan operations have experienced no loss of principal. Countries that previously had delayed payments eventually repaid and returned their loans to accrual status.
Sovereign loan and guarantee exposure. The average credit rating of the sovereign loan and guarantee portfolio remained largely stable at 10.0 (B) as of 31 December 2025 (Figure 6).

Figure 6: Sovereign Loan and Guarantee Exposure by Credit Quality as of 31 December 2025 and 2024 (%)

2025
High credit risk and nonaccrual 20.4
Low credit risk 47.7
Significant credit risk 17.2
Moderate credit risk 14.7
2024
High credit risk and nonaccrual 20.0
Low credit risk 48.7
Significant credit risk 21.5
Moderate credit risk 9.8

Notes: Low credit risk = exposures with risk rating 1–5, moderate credit risk = exposures with risk rating 6–8, significant credit risk = exposures with risk rating 9–10, high credit risk and nonaccrual = exposures with risk rating 11–14.

Sovereign concentrations. ADB has assumed some concentration risk to fulfill its development mandate. The three largest borrowers—India, the People’s Republic of China, and the Philippines—represented 37% of the portfolio in 2025 (38% – 2024) (Figure 7).

Figure 7: Sovereign Country Exposure as of 31 December 2025 and 2024 ($ billion, unless otherwise stated)

2025

India
24.4, 16%
People's
Republic of
China
16.9, 11%
Philippines
16.5, 11%
Bangladesh
15.7, 10%
Pakistan
14.8, 9%
Others
68.1, 43%

2024

India
24.0, 16%
People's
Republic of
China
17.4, 12%
Philippines
15.4, 10%
Bangladesh
14.4, 10%
Pakistan
14.4, 9%
Others
63.6, 43%

Note: The sum of disbursed and outstanding loan balances, present value of guaranteed obligations and fair values of equities.

To reduce concentration risk and maintain a well-capitalized balance sheet, ADB engages in exchanges of sovereign exposures among multilateral development banks (MDBs). The EEA provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty interest for any period the covered exposure is in nonaccrual, and principal when the covered exposure is fully or partially written-off. In October 2025, ADB signed a $3.0 billion agreement with the World Bank. With this latest agreement signed, ADB now has six EEA signed with three MDBs for a total of $9.0 billion. The EEA is treated as exchanges of separate financial guarantees (guarantees provided and guarantees received).

Credit and equity risks in the nonsovereign portfolio. Nonsovereign credit risk is the risk that a counterparty will fail to meet its repayment obligations to ADB on a loan, debt security or guarantee obligation for which ADB does not have recourse to a sovereign entity. Equity risk is the risk of losses arising from movements in equity prices. While the aggregate nonsovereign exposure is smaller in size than the sovereign exposure, the credit risk in individual transactions is more significant. In addition, ADB’s exposure is concentrated in the utilities and finance sectors. ADB employs various policy-based measures to manage these risks.

The Investment Committee and the Risk Committee oversee risks in the nonsovereign portfolio. The Investment Committee reviews all new nonsovereign transactions for creditworthiness and pricing. The Risk Committee oversees all risks in ADB’s balance sheet and operations, and reviews and endorses proposed changes to risk policies. It also monitors aggregate nonsovereign portfolio risks and individual transactions with deteriorating creditworthiness.
ADB manages nonsovereign credit risk by assessing all new transactions at the concept clearance stage and before final approval. Following approval, all exposures are reviewed at least annually; more frequent reviews are performed for those that are more vulnerable to default or have defaulted. In each review, ADB assesses whether the risk profile has changed; takes necessary actions to mitigate risks and either confirms or adjusts the risk rating. For equity risk, ADB updates the valuation for equity investments including assessing whether impairments are considered permanent. ADB also enters into risk transfer agreements to reduce its exposure to selected nonsovereign transactions and to enhance the granularity of its portfolio.

ADB manages expected credit losses from nonsovereign credit portfolio as well as known or highly probable losses in individual loans, debt securities or guarantees through allowance for credit losses and liability for credit losses on off-balance sheet exposures.

ADB uses limits for countries, industry sectors, corporate groups, obligors, products, and individual transactions to manage concentration risk in the nonsovereign portfolio.

Nonsovereign loan, guarantee, and debt security exposure. ADB assigns a risk rating to each nonsovereign loan, guarantee, and debt security. The methodology for determining the average credit rating of the nonsovereign portfolio was updated to exclude category 14 (D) ratings from its calculation. This resulted in an improvement in nonsovereign average risk rating to 8.9 (B+) as of 31 December 2025 (Figure 8).
Credit exposure is considered impaired when it is unlikely that ADB will be able to collect all amounts due in accordance with contractual terms. Impaired credit exposure includes all rated transactions, namely (i) loans, (ii) guarantees, and (iii) debt securities that are held to maturity and reported at amortized cost, which are extended to borrowers rated 13 and 14 on ADB’s 14-point rating scale. Impaired exposure in percentage of gross nonsovereign credit exposure before provisions decreased to 2.2% of total in 2025 compared to 2.5% in 2024 largely because of changes in the composition of the impaired debt and guarantee portfolio following upgrades to some large transactions returning to the performing portfolio partially offset by new transfers and taking into account the overall growth in the nonsovereign operations portfolio.

Refer to Note F of OCR Financial Statements for additional information.
Figure 8: Nonsovereign Loan and Guarantee Exposure by Credit Quality as of 31 December 2025 and 2024 (%)

Notes: Low credit risk = exposures with risk rating 1–5, moderate credit risk = exposures with risk rating 6–8, significant credit risk = exposures with risk rating 9–10, high credit risk and nonaccrual = exposures with risk rating 11–14. The breakdown represents the split of net exposure after allowance for credit losses for individually impaired transactions.

Nonsovereign equity exposure. The nonsovereign equity investment portfolio has two components: (i) direct equity investments, where ADB owns shares in investee companies; and (ii) private equity funds, where ADB has partial ownership of a private equity fund, managed by a fund manager, which acquires equity stakes in investee companies. ADB’s nonsovereign equity investment portfolio increased by $355 million in 2025 from 2024 largely due to portfolio disbursements exceeding exits during the year. Refer to Note H of OCR Financial Statements for additional information.

Nonsovereign concentrations. The three largest nonsovereign country exposures as of 31 December 2025 were India (15%), the People’s Republic of China (11%), and Thailand (10%). The exposure of the top three countries represented 36% of the portfolio as of 31 December 2025 (36% – 2024) (Figure 9)

Figure 9: Nonsovereign Country Exposure[a] as of 31 December 2025 and 2024 ($ billion, unless otherwise stated)

2025

India
1.6, 15%
People's Republic of China
1.2, 11%
Thailand
1.1, 10%
Indonesia
0.8, 7%
Viet Nam
0.8, 7%
Uzbekistan
0.5, 5%
Others
4.9, 45%

2024

India
1.4, 15%
Thailand
1.1, 12%
People's Republic of China
0.9, 9%
Indonesia
0.8, 9%
Viet Nam
0.5, 5%
Uzbekistan
0.5 5%
Others
4.2, 45%

Note: Numbers may not sum precisely because of rounding.
[a] The sum of disbursed and outstanding loan balances and other debt securities, present value of guaranteed obligations and fair values of equities.

ADB employs the Global Industry Classification Standard for its nonsovereign exposures. Under this standard, utilities represent the largest nonsovereign sector exposures (Figure 10). ADB maintains higher exposures to this sector because of its importance to economic development. In addition, the high level of exposure to the utilities sector is deemed acceptable from a risk perspective because of the lack of correlation between the utilities sector in one country and another. The utilities sector is also fragmented into seven major sub-industries. To mitigate sector concentration risk, ADB conducts additional monitoring and reporting on this sector and employs specialists in these areas

Figure 10: Nonsovereign Sector Exposure as of 31 December 2025 and 2024 ($ billion, unless otherwise stated)

2025
Others, 2.3, 22%
Utilities, 3.1, 29%
Transportation, 0.4, 3%
Diversified Financials, 1.2, 11%
Insurance, 1.9, 18%
Banks, 1.8, 17%
2024
Others, 2.0, 21%
Utilities 3.0, 32%
Energy, 0.3, 4%
Diversified Financials, 1.0, 11%
Insurance, 1.8, 19%
Banks, 1.3, 14%

Notes: Numbers may not sum precisely because of rounding. Percentages may not total 100% because of rounding.

Expected credit loss. ADB’s expected credit losses are measured over the remaining lifetime of loans and certain debt securities. Expected losses for off-balance sheet credit exposures are also measured for undisbursed loan and held-to-maturity debt securities commitments, and guarantees.

The expected credit losses as of 31 December 2025 for sovereign and nonsovereign operations (loans, guarantees, and held-to-maturity other debt securities) was $312 million and $421 million, respectively ($308 million and $367 million – 2024). The net change from 2024 was mainly driven by a weaker macroeconomic outlook amid geopolitical tensions and global trade uncertainties. Expected loss as a percentage of the total loan and guarantee portfolio in 2025 is at 0.2% for sovereign (0.2% – 2024) and 3.4% for nonsovereign (4.6% – 2024).

Credit risk in ADB’s treasury operations. Issuer default and counterparty default are credit risks that affect ADB’s liquidity portfolio. Issuer default is the risk that a bond issuer will default on its interest and/or principal payments, while counterparty default is the risk that a counterparty will not meet its contractual obligations to ADB.

To mitigate issuer and counterparty credit risks, ADB generally transacts only with institutions rated by reputable international rating agencies and satisfy a minimum rating criteria. The liquidity portfolio is also invested in highly rated assets, with substantial allocation to money market instruments and government and government-related securities. In addition, ADB has established exposure limits for its bond investments, depository relationships, and other investments.
ADB has established counterparty eligibility criteria to mitigate counterparty credit risk arising through derivative transactions. In general, ADB will only undertake swap transactions with counterparties that meet the required minimum counterparty credit rating, have executed an International Swaps and Derivatives Association (ISDA) Master Agreement, and have signed a Credit Support Annex (CSA). Under the CSA, derivative positions are marked to market daily, and the resulting exposures are generally collateralized by cash or eligible government securities. ADB sets exposure limits for individual swap counterparties and monitors these limits against current and potential future exposures. ADB enforces daily collateral calls as needed to ensure that counterparties meet their collateral obligations.

As of 31 December 2025, ADB’s treasury portfolio comprises fixed income securities, high credit quality cash deposits and derivative instruments with a weighted average credit rating of AA, and with 97% of the portfolio rated A– or better. Figure 11 provides the breakdown of treasury portfolio by type and counterparty credit risk rating.

Figure 11: Breakdown of Treasury Credit Exposure as of 31 December 2025 ($ billion, unless otherwise stated)

By Type

Derivatives
0.1, 0%
Cash Deposits
19.8, 33%
Fixed income
40.1, 67%

By Counterparty Credit Rating

BBB– to BBB+,
1.4, 2%
Below BBB– or NR,
0.5, 1%
A– to A+,
18.6, 31%
AAA, 16.4,
27%
AA– to AA+,
23.1, 39%

Notes: Numbers may not sum precisely because of rounding. Percentages may not total 100% because of rounding. 0% = percentage less than 0.5%.

As of 31 December 2025 and 2024, no fixed-income instruments, derivatives, or other treasury exposures were past due or impaired.
Fixed income. Sovereign and sovereign-guaranteed securities, and those issued by government-related enterprises (including supranationals and excluding mortgage-backed securities) represent 75% of ADB’s fixed income assets. The remainder is in corporate bonds that are subject to a minimum rating requirement of A–, asset-backed securities (ABS) that are subject to a minimum rating requirement of AAA, and US agency mortgage-backed securities (Agency MBS) that are subject to a minimum rating requirement of AA+ (Figure 12). ADB will continue to monitor market developments closely and adjust its risk exposure accordingly.

Figure 12: Fixed Income Portfolio by Asset Class as of 31 December 2025 and 2024 ($ billion, unless otherwise stated)

Cash deposits. Credit risk from investment deposits is considered low. ADB invests with depository institutions that satisfy a minimum long-term average credit rating requirement. ADB maintains a watch list of institutions that it perceives as potentially riskier than its credit rating represents based on an internal credit risk assessment including probability of default metrics. The size of the investment deposit is limited by the counterparty’s tier one common equity and external credit rating.

Derivatives. All eligible swap counterparties satisfy a minimum credit rating requirement. Current exposure to counterparties rated below AA– is generally fully collateralized, while the uncollateralized exposure to those rated AA– and above are subject to specified thresholds. At the end of 2025, swap counterparty marked-to-market exposures were generally fully collateralized. Uncollateralized exposures to several banks were in line with established thresholds and minimum transfer amounts; banks that had collateral shortfalls were issued margin calls.
Country exposure. At the end of 2025, treasury credit risk exposure was allocated across 35 countries with the largest five exposures presented in Figure 13.

Figure 13: Treasury Country Exposure as of 31 December 2025 and 2024 ($ billion, unless otherwise stated)

2025
Others
11.8, 20%
United States
14.0, 23%
Singapore
7.0, 12%
Republic of
Korea
5.0, 8%
Canada
7.5, 12%
Japan
14.7, 25%

2024
Others
11.2, 22%
United States
13.8, 27%
Singapore
3.3, 7%
Republic of Korea
4.1, 8%
Canada
5.8, 12%
Japan
12.0, 24%

Note: Numbers may not sum precisely because of rounding.

2.	Market Risk

Market risk is the risk of loss on financial instruments because of changes in market prices. ADB principally faces two forms of market risk: (i) interest rate risk; and (ii) foreign exchange risk.

Interest rate. Interest rate risk in the operations portfolio is hedged on the basis that borrowers’ interest and principal payments are matched to ADB’s borrowing expenses. Therefore, the borrower must assume or hedge the risk of fluctuating interest rates, whereas ADB’s margins remain largely constant.

ADB is primarily exposed to interest rate risk through the liquidity portfolio. ADB monitors and manages interest rate risks in the liquidity portfolio by employing various quantitative methods.

ADB uses duration, interest rate value-at-risk (VaR) and expected shortfall (ES) to measure interest rate risk in the liquidity portfolio. Duration measures the sensitivity of the portfolio’s value to a parallel change in interest rates. Interest rate VaR provides an estimate of the portfolio’s potential loss at a certain confidence level within a defined timeframe. Expected shortfall is a measure of the magnitude and changes to the treasury portfolio’s tail risk over time and supplements the interest rate VaR. ADB reports VaR and ES with a 95% confidence level at a 1-year time horizon. Duration, VaR, and ES are ADB’s primary monitoring tools for interest rate risk across the liquidity portfolio.

Foreign exchange. ADB minimizes exposure to exchange rate risk in its operations by matching where possible the currencies of its assets with the currencies of its liabilities. Borrowed funds or funds to be invested may only be converted into other currencies provided that they are fully hedged through cross currency swaps or forward exchange rate agreements. However, because of its multicurrency operations, ADB is exposed to fluctuations in reported US dollar because of currency translation adjustments.

Value-at-risk and expected shortfall. The interest rate 1-year VaR of the total OCR decreased from 1.71% of ADB’s equity on 31 December 2024 to 1.57% on 31 December 2025. This means a 5.0% probability exists that the portfolio will experience an unrealized loss13 of more than $858 million due to interest rate moves over the next year. The decrease of the interest rate 1-year VaR was attributed to lower duration in 2025 compared to the previous year, and lower interest rate volatility. The expected shortfall that measures the possible tail risk was reported at 2.01% of ADB’s equity on 31 December 2025.
Duration. Interest rate sensitivity of total OCR, as reflected in its weighted portfolio duration, decreased from 1.12 years as of the end of 2024 to 1.01 years as of the end of 2025.
Stress testing. ADB measures how sensitive the total OCR is to parallel shifts in interest rates. If interest rates were to rise 2%, the total OCR would be expected to experience an unrealized loss of 2.03% of net asset value (NAV) ($1,247 million). ADB also uses historical and hypothetical scenario analysis to assess how the total OCR would respond to significant changes in asset values. Because of the high quality of ADB’s investments, scenario analysis suggests the impact to the liquidity portfolio from historical stress scenarios is generally limited. ADB monitors VaR, ES, and duration, and performs stress testing to manage market risk in the liquidity portfolio. The major currencies of the ELP bear the majority of ADB’s market risk including the US dollar, yen, euro, and pound sterling, and represented 87% of the ELP NAV.

3.	Liquidity Risk

Liquidity risk can arise if ADB is unable to raise funds to meet its financial and operational commitments. ADB maintains sufficient liquidity to safeguard against a liquidity shortfall in case its access to the capital markets is temporarily denied. The overriding objective of the liquidity policy is to enable ADB to obtain the most cost-efficient funding under both normal and stressed situations and manage liquidity optimally to achieve its development mission. The PML is set at 12-month liquidity coverage and it is 100% of ADB’s one-year net cash requirement. This represents the minimum amount of eligible liquidity necessary for ADB to continue operations even if access to capital markets is temporarily denied. Maintaining the PML level is designed to enable ADB to cover net cash requirements for 12 months without borrowing. The liquidity levels and cash requirements are monitored periodically in accordance with ADB’s liquidity policy. Refer to PML under Liquidity Management section for additional information.

[13]
These changes in fair valuation would only be realized in case the investments are sold prior to maturity. ADB typically does not sell the bond investments in the liquidity portfolio prior to maturity and thus the fluctuations in the fair value remain unrealized.

4.	Operational Risk

ADB defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. ADB manages its operational risks based on a framework endorsed by the Risk Committee and approved by the President. The framework enables ADB to implement an approach that focuses on identifying, assessing, and managing operational risks. Risks with an elevated residual exposure are managed by implementing mitigation actions or controls, by transferring them (e.g., insurance, for mitigating low-frequency high-severity operational risks), or by making conscious decision to accept a risk if mitigations are not possible under a cost-benefit perspective.

Key components of ADB’s operational risk management approach include: (i) employing the Operational Risk Self Assessment in its key business areas; (ii) defining quantitative and qualitative risk appetite statements for selected operational risk domains; (iii) collecting data provided by risk metrics and operational risk events for monitoring and to enable active risk management; (iv) a centralized platform for managing risks and issues, recording operational risk incidents, and tracking mitigating actions; (v) a network of risk champions within every department and office to serve as the focal point for operational risk management; and (vi) promoting risk awareness through the issuance of a monthly operational risk e-Newsletter and presentations to internal and external stakeholders on the application of the methodologies. Within ADB, risk management and other independent control functions work together to embed a strong operational risk management culture and framework.

ADB regularly reports and performs analysis on its most relevant operational risks. They are rated in terms of likelihood of their occurrence and the impact to the organization. Processes and internal controls related to the most relevant risks are continuously strengthened and monitored to reduce the likelihood and impact of these operational risks.

5.	Capital Adequacy

ADB’s capital adequacy framework (CAF) aims to ensure that large risk events will not lead to a downgrade of ADB’s AAA rating or to an erosion of investor confidence. The framework is designed to protect the risk-bearing capacity of ADB without relying on callable capital, and to maintain ADB’s ability to lend even during crises.

ADB reviews its CAF every three years to ensure it is benchmarked against best practices and aligned with the evolution of ADB’s operations. In September 2023, the Board of Directors approved the proposed enhancements to three aspects of the CAF: risk appetite, risk measurement and financial planning. The enhancements to the CAF are significant given the challenges faced both in Asia and the Pacific and globally.

Under the CAF, ADB holds capital to protect against eight material risk types: credit risk in the operations portfolio, equity investment risk, interest rate risk, treasury credit risk, operational risk, pension risk, currency risk, and countercyclical lending buffer. ADB uses a capital utilization ratio (CUR) as the key metric in measuring capital adequacy. The CUR is the ratio of the total economic capital used (numerator) to usable equity (denominator). ADB plans its operations in consideration of its risk-bearing capacity, by ensuring that the capital utilization ratio does not exceed 90% in the base case. In addition, ADB is managing its capital by risk transfers and exposure exchanges with peer MDBs. These mechanisms reduce concentration risk and lower capital utilization. As of 31 December 2025, ADB was adequately capitalized and reported CUR of 72.6% (71.5% – 2024).
The new nominal capital-to-exposure ratio, approved by ADB’s Board of Directors took effect on 1 March 2026 with a minimum level of 12%. The nominal capital-to-exposure ratio calculation approach is in line with guidance from Basel Committee on Banking Supervision, and its adoption aims to reduce reliance on complex risk-based models and to increase transparency and comparability across financial institutions. The nominal capital-to-exposure ratio as of 31 December 2025 was 22%.

6.	Asset and Liability Management

ADB has an asset and liability management policy framework that guides all financial policies related to asset and liability management including liquidity, investments, and equity management. The objectives of the asset and liability management are to safeguard ADB’s net worth and capital adequacy, promote steady growth in ADB’s risk-bearing capacity, and define financial policies to undertake acceptable financial risks. The aim is to provide resources for developmental lending at the lowest and most stable funding cost to borrowers, along with the most reasonable lending terms, while safeguarding ADB’s financial strength. ADB’s asset and liability management aims to safeguard net worth from foreign exchange rate risks, protect net interest margin from fluctuations in interest rates, and provide sufficient liquidity to meet the needs of ADB operations.
G.	Internal Control over Financial Reporting

ADB assessed the effectiveness of its internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission for its 2025 financial statements. ADB applied a risk-based evaluation framework for the assertion of the effectiveness of internal control over financial reporting for OCR and Special Funds, except for the ADB Institute (ADBI). The scope included a review of business processes for financial reporting and the IT general controls. ADB staff across several departments and offices were responsible for: (i) identifying and testing key controls, and (ii) assessing and evaluating the design and operating effectiveness of the key controls.

The financial reporting processes and controls continue to operate under a hybrid work set-up. ADB systems are accessible remotely in the hybrid environment allowing transactions to be processed, reviewed, and approved through the relevant systems supported by IT controls necessary to prepare the financial statements.

The effectiveness of ADB’s Internal control over financial reporting has been audited by its external auditor, as stated in their respective reports, which expressed an unmodified opinion on the effectiveness of ADB’s internal control over financial reporting for OCR and Special Funds (except for ADBI) as of 31 December 2025.

H.	Critical Accounting Policies and Estimates

Significant accounting policies are disclosed in Note B of the OCR financial statements. The preparation of the financial statements requires estimates, judgments and assumptions on certain transactions. These estimates, which are based on judgment and available information, are considered critical because they have material impact, or have the potential to have a material impact on the reported balances in the financial statements. ADB believes that the estimates, judgments and assumptions made are reasonable based on historical experience, current trends and available information at the time they were made. Actual results may differ and could have a material impact on the financial statements.
Fair value of financial instruments. Under statutory reporting, ADB carries selected financial instruments and derivatives, as defined by ASC Topics 815 and 825, on a fair value basis. ADB follows a fair value hierarchy that gives highest priority to quoted prices in active markets for identical assets and liabilities (Level1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). These are discussed in Note B of OCR’s financial statements. Financial instruments include embedded derivatives that are valued and accounted for in the balance sheet as a whole. Fair values are usually based on quoted market prices. If market prices are not readily available, fair values are usually determined using market-based pricing models incorporating market data.

The pricing models used to determine the fair value are generally based on discounted cash flow models. For level 3 equity investments at fair value, pricing models include discounted cash flows, net asset value, and comparable valuations incorporating inputs such as equity multiples. ADB reviews the pricing models to assess whether the assumptions are appropriate and produce results that reflect the reasonable valuation of the financial instruments. In addition, the fair values derived from the models are subject to ongoing internal and external verification and review. The models use market-sourced inputs, such as interest rates, exchange rates, and option volatilities.
Changes in the pricing models used and selection of inputs for the valuation of level 3 financial instruments may involve some judgement and could significantly impact the fair value of the financial instruments in the balance sheet and the unrealized gains or losses in the statement of income and expenses. ADB believes that the estimates of fair values are reasonable.

Allowance and liability for credit losses. ADB adopts the CECL model in measuring the allowance for credit losses. CECL mainly focuses on the credit loss model for financial assets measured at amortized cost, which are represented by loans and held-to-maturity other debt securities for ADB. CECL also requires measuring credit losses for off-balance sheet commitments such as undisbursed loan and held-to-maturity other debt securities commitments and guarantees, in which ADB is exposed to credit risk. ADB records a liability for credit losses on off-balance sheet exposures for the undisbursed commitments. The provision for credit losses is based on expected losses over the remaining lifetime of loans, guarantees, and held-to-maturity other debt securities. The measurement of allowance and liability for credit losses includes significant judgments based on relevant information about past events, current conditions, and reasonable and supportable forecasts. For further details, refer to Current expected credit loss under Loans section and to Note B of OCR Financial Statements.

In determining the allowance and liability for credit losses, ADB considers various factors including default rates, credit ratings and macroeconomic forecasts. Changes in assumptions and forecasts could significantly affect the allowance and liability for credit losses. ADB believes that the assumptions used in making the estimates are reasonable and the allowance and liability for credit losses are adequate.
Pension and other postretirement benefits. ADB provides staff pension and postretirement medical benefits for all eligible staff members that have not reached the normal retirement age. Net periodic benefit costs are allocated between OCR and the Asian Development Fund (ADF) based on the agreed cost-sharing methodology. The underlying actuarial assumptions used to determine the benefit obligations and funded status associated with these plans are based on market interest rates, past experience, and Management’s best estimate of future benefit changes and economic conditions. In deriving the pension and postretirement benefit obligations and funded status, ADB considers the discount rate as the most significant input. Change in this assumption could significantly affect the benefit obligations and funded status at the end of reporting period. For further details, refer to Note Q of OCR Financial Statements.

III.         SPECIAL FUNDS

ADB is authorized by its Charter to establish and administer Special Funds. These are the ADF, Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF). Financial statements for each Special Fund are prepared in accordance with US GAAP.
A.	Asian Development Fund

The ADF is ADB’s largest Special Fund and main source of grant resources for supporting ADB’s poorest and most vulnerable DMCs. Established in 1974, the ADF initially provided loans on concessional terms to ADB’s lower income DMCs. ADF grants were introduced in 2005 to reduce debt burdens in ADB’s poorest DMCs. Beginning in 2017 and following the merger of ADF lending with OCR, ADF is now focused exclusively on grants, while concessional lending is provided through the concessional OCR window. ADF resources mainly come from contributions of ADB members, mobilized through periodic replenishments and net income transfers from OCR. ADF resources have been replenished 13 times, the latest being ADF 14 for the period 2025-2028, and received contributions from 39 regional and nonregional members since establishment.

ADF 14 (Thirteenth Replenishment). In September 2024, the Board of Governors adopted the resolution for the 13th replenishment of the ADF (ADF 14) and the eighth regularized replenishment of the TASF to provide grant and TA financing to eligible recipients from 2025 to 2028. ADF 14 became effective on 23 April 2025 when unqualified instruments of contribution deposited reached an amount equivalent to $1,694 million, representing more than 50% of all pledged contributions. As of 31 December 2025, the total replenishment size was $5,004 million, consisting of $4,444 million for ADF 14 and $560 million for TASF 8. Funding sources include (i) $2,573 million from new donor contributions; (ii) $1,574 million from OCR net income transfers subject to annual approvals by ADB’s Board of Governors as part of the annual net income allocation; (iii) $351 million income from liquidity investments; and (iv) $506 million from other sources generated from savings and cancellations from previous ADF cycles, as well as partial releases of ADF 13 funds allocated to the expanded disaster and pandemic response facility and debt distress reserve. Of the new donor contributions, ADB received instruments of contribution from 33 donors totaling $2,395 million.14

Contributed resources. During 2025, $585 million of donor contributions (excluding TASF portion) was made available for operational commitments. Contributions not yet available for operational commitments comprise: (i) unpaid contributions; (ii) contributions received but are withheld due to pro-rata exercise; (iii) contributions received in advance; and (iv) unamortized discounts on accelerated notes encashment.

Liquidity management. ADF manages its liquidity assets under two tranches to enable the optimal use of financial resources. The main objective of the first tranche is to ensure adequate liquidity is available to meet expected cash requirements. The second tranche comprises the prudential minimum liquidity the ADF should hold to meet unexpected demands and liquidity for future commitments. This approach ensures that liquidity is managed transparently and efficiently.

Commitment authority. The commitment authority available for future commitments comprises the resources available to the ADF for its future activities in the form of grants. These resources are derived principally from donor contributions, and internal resources. The balance of the commitment authority available for commitment as of 31 December 2025 was $476 million equivalent ($921 million – 2024) (Table 21).

[14]	US dollar equivalent based on the Board of Governors’ Resolution No. 427 exchange rates.

Table 21: Asian Development Fund Commitment Authority
 31 December 2025
($ million)
Item	Amount
Carryover of ADF 13 Commitment Authority	415
Other sources from previous ADF cycles[a]	506
ADF 14 contributions	445
ADF 13 contributions[b]	34
Grant and guarantee savings and cancellations	3
Income from liquidity investment	88
OCR net income transfer	394
Resources available for regular ADF	1,885
ADF 14 Commitments	(1,310)
Administrative expenses[c]	(98)
ADF Commitment Authority Available for Future Commitments	476
Notes: Numbers may not sum precisely because of rounding. Numbers are valued at exchange rates as of 31 December 2025. Commitments include grants and guarantees under the private sector window, including the Wayfinder Program approved by the Board in June 2025.
[a]  Resources earmarked for ADF 14 represent savings and cancellations from previous ADF cycles, as well as partial releases of ADF 13 funds allocated to the expanded disaster and pandemic response facility and debt distress reserve (ADB. 2024. Thirteenth Replenishment of the Asian Development Fund and Eighth Regularized Replenishment of the Technical Assistance Special Fund. Manila)
[b]  Represents payment from the United States.
[c]  Represents ADF’s share in the administrative expenses for 2025.

In May 2025, the Board of Governors approved the transfer of $394 million to the ADF as part of OCR’s 2024 net income allocation ($293 million – 2024). In addition, $3 million from grant and guarantee savings and cancellations were included in the commitment authority. This resulted from Management’s continued assessment of opportunities to free committed resources through cancellations of unused grant and guarantee balances.

During 2025, deposited installments under ADF 14 amounted to $583 million, ADF 14 encashment totaled $435 million, and about $119 million was transferred to the TASF.15

Investments for liquidity purpose. The ADF investment portfolio totaled $4,987 million as of 31 December 2025 compared to $4,661 million at the end of 2024.16 As of 31 December 2025, about 8% of the portfolio was invested in time deposits (6% – 2024) and 92% in fixed-income securities (94% – 2024). The rate of return on ADF investments, excluding unrealized gains and losses, was 3.2% (3.0% – 2024).

Operations. During the year ended 31 December 2025, 51 grants totaling $1,255 million and one guarantee amounting to $5 million were committed (58 grants totaling $1,079 million – 2024) while 57 grants (48 grants – 2024) became effective resulting in a total grants expense of $1,419 million ($833 million – 2024), net of $1 million ($80 million – 2024) undisbursed grants that were reversed as reduction in grant expenses.

Sovereign cofinancing for ADF grants. In 2025, a total of $264 million in sovereign loan and grant cofinancing was committed for 14 ADF-financed projects totaling $483 million.

[15]	ADF 14 encashment included encashment of promissory notes and cash payments. US dollar equivalent based on exchange rates as of 31 December 2025.
[16]	Includes securities purchased under resale arrangements.

B.	Technical Assistance Special Fund

The TASF is an important source of financing for ADB’s TA activities. The TASF supports project preparation, policy advice, capacity development, and research and development in ADB developing member countries. The funds resources consist of regularized replenishments and direct voluntary contributions by members, allocations from the net income of OCR, and revenue from investments and other sources. The TASF provides a stable and predictable funding source and acts as a catalyst for mobilizing funding from other TA sources.

TASF Eighth Regularized Replenishment. In September 2024, as part of the ADF 14 replenishment, the donors agreed to allocate $560 million of the total replenishment size as the eighth regularized replenishment of the TASF. The replenishment, which became effective on 23 April 2025, covers TA financing for 2025 to 2028. TA will play an increasingly important role during the ADF 14 period as ADB expands its lending volumes under the Capital Utilization Plan.

Contributed resources. As of 31 December 2025, $128 million of donor contributions have been received out of the $560 million set-aside for TASF under ADF 14.

As of 31 December 2025, cumulative TASF resources totaled $4,913 million (Table 22), of which $4,395 million was committed, leaving an uncommitted balance of $518 million ($94 million– 2024).

Table 22: Technical Assistance Special Fund
 Cumulative Resources as of 31 December 2025 and 2024
($ million)
Item	2025	2024
Regularized Replenishment
Contributions	2,642	2,128
Allocations from OCR Net Income	1,849	1,719
Direct Voluntary Contributions	91	91
Income from Investment and
Other Sources	334	286
Transfers from the TASF to the ADF	(3)	(3)
Total	4,913	4,222
( ) = negative, ADF = Asian Development Fund, OCR = ordinary capital resources, TASF = Technical Assistance Special Fund. Note: Numbers may not sum precisely because of rounding

In May 2025, the Board of Governors approved the transfer of $130 million to the TASF as part of OCR’s 2024 net income allocation ($110 million – 2024).

Operations. For the year ended 31 December 2025, there were 188 TA projects and 157 supplementary TA totaling $273 million (199 TA projects and 167 supplementary TA totaling $285 million – 2024) made effective during the year, and $13 million ($21 million – 2024) of undisbursed amounts were reversed as reduction in TA expenses, resulting to a net TA expense of $260 million ($263 million – 2024). The undisbursed TA, net of TA advances, amounted to $809 million as of 31 December 2025 ($778 million – 2024).

Investments for liquidity purpose. As of 31 December 2025, the total investment portfolio amounted to $898 million ($820 million – 2024). About 38% of the portfolio was invested in time deposits and 62% in fixed-income securities (39% in time deposits and 61% in fixed-income securities – 2024). Total revenue from investments for the year ended 31 December 2025 amounted to $44 million ($38 million – 2024). The rate of return on TASF investments was 5.1% (4.7% – 2024).

C.	Japan Special Fund

The JSF was established in March 1988 when the Government of Japan and ADB entered into an agreement whereby the Government of Japan made an initial contribution of JPY 2.5 billion with ADB as the administrator. The purpose of JSF is to help ADB’s DMCs restructure their economies in light of changing global environment and to broaden their investment opportunities.

In 2009, due to the global conditions and to align the assistance provided by the Government of Japan through other multilateral development banks, JSF’s role and function was transferred to the Japan Fund for Prosperous and Resilient Asia and the Pacific (JFPR) to cover support for ADB’s TA operations. In January 2022, JSF operations were resumed to maximize its benefits in supporting the needs of ADB’s DMC through TA operations supplementing JFPR support.

JSF IF-CAP Window. In October 2024, the Board of Directors approved the establishment of the JSF Innovative Finance Facility for Climate in Asia and the Pacific Financing Partnership Facility (IF-CAP) Window (JSF IF-CAP Window) as a separate, special-purpose component of the JSF to channel the contribution of the Government of Japan to IF-CAP.17 The contribution will be in the form of noninterest bearing, nonnegotiable government notes cashable by ADB at any time to meet the demands for non-payments under the IF-CAP Guarantee Mechanism. Any excess encashments, reflows, and other funds that may be contributed from the Government of Japan for the same purposes may be included as part of the arrangements of the JSF-IF CAP Window. The Government of Japan may also elect for any premium payable to them by the ADB to be deposited into the JSF IF-CAP Window for future obligations under the IF-CAP Guarantee Mechanism. As of 31 December 2025, total guarantee premiums received amounted to $6 thousand (nil – 2024) and were recorded as Other Liabilities.

The JSF IF-CAP Window is administered by ADB under the governance structure of the JSF.

Contributed resources. As of 31 December 2025, the cumulative fund resources of JSF totaled $1,013 million, of which $906 million had been used, leaving an uncommitted balance of $107 million ($111 million – 2024).

Operations. During the year ended 31 December 2025, there were five TA projects and one supplementary TA totaling $9 million that became effective (two TA projects and three supplementary TA totaling $8 million – 2024). The balance of undisbursed TA, net of TA advances as of 31 December 2025, amounted to $20 million ($14 million – 2024).

Investments for liquidity purpose. As of 31 December 2025, the total investment portfolio, which was in time deposits, amounted to $126 million ($123 million – 2024).

D.	Asian Development Bank Institute

ADBI was established in 1996 as a subsidiary body of ADB, whose objectives are to identify effective development strategies and capacity improvements for sound development management in the DMCs. Its operating costs are met by ADBI, and it is administered in accordance with the Statute of the ADBI.

During 2025, committed contributions to ADBI totaled $9 million ($11 million – 2024). As of 31 December 2025, cumulative contributions committed to ADBI amounted to ¥39 billion, A$2 million, and $22 million (about $370 million equivalent). Of the total contributions received,$278 million had been utilized by the end of 2025 ($273 million – 2024) mainly for research and capacity-building activities, including: (i) organizing symposia, forums, and training sessions; (ii) preparing research reports, publications, and websites; and (iii) financing associated administrative expenses. For the year ended 31 December 2025, total expenses of ADBI totaled $12 million ($16 million – 2024). The balance of net assets without donor restrictions (excluding property, furniture, and equipment and lease liability) available for future projects and programs was about $18 million ($20 million – 2024).

[17]
In the event of a nonaccrual in the reference portfolio under the IF-CAP Guarantee Mechanism, the Government of Japan’s payment of its share of risk participation will be channeled through the JSF IF-CAP Window.

Investments for liquidity purpose. As of 31 December 2025, the total investment portfolio, which was in time deposits, amounted to $11 million ($12 million – 2024).
E.	Regional Cooperation and Integration Fund

Established in February 2007 as a special fund under the Regional Cooperation and Integration Financing Partnership Facility, the RCIF aims to enhance regional cooperation and integration in Asia and the Pacific by financing TA projects that support greater and higher quality connectivity between economies, expand global and regional trade and investment opportunities, and increase and diversify regional public goods.

Contributed resources. As of 31 December 2025, cumulative RCIF resources totaled $107.3 million, of which $107.2 million had been used, leaving an uncommitted balance of $0.1 million ($2 million – 2024).

Operations. During the year ended 31 December 2025, one TA project and two supplementary TA totaling $1.9 million (three TA projects and one supplementary TA totaling $1.3 million – 2024) became effective, and undisbursed amounts of $0.2 million ($1.6 million – 2024) were reversed as reduction in TA expense, resulting to a net TA expense of $1.7 million (–$0.4 million – 2024). The balance of undisbursed TAs, net of TA advances as of 31 December 2025 amounted to $10 million ($14 million – 2024).

Investments for liquidity purpose. As of 31 December 2025, the total investment portfolio, which was in time deposits, amounted to $10 million ($14 million – 2024).
F.	Climate Change Fund

The CCF was established in April 2008 to facilitate greater investments in DMCs to effectively address the causes and consequences of climate change. CCF supports investments on (i) adaptation; (ii) clean energy; and (iii) reducing emissions from deforestation and forest degradation (REDD+) and land use management by providing resources through TA, grant components of investment projects, and direct charges.

Contributed resources. As of 31 December 2025, cumulative CCF resources totaled $106 million, of which $94 million had been used, leaving an uncommitted balance of $12 million ($12 million – 2024).

Operations. During the year ended 31 December 2025, no TA projects (one TA project totaling $0.4 million – 2024) became effective. Undisbursed amounts totaling $0.1 million ($0.1 million – 2024) were reversed as a reduction in TA expense, resulting to a net TA expense of –$0.1 million ($0.3 million – 2024). In the same period, no grant was committed (one grant committed totaling $1 million – 2024), while one grant totaling $1 million (three grants totaling $2 million – 2024) became effective. The balance of undisbursed grants and TA, net of advances as of 31 December 2025 totaled $9 million ($13 million – 2024).

Investments for liquidity purpose. As of 31 December 2025, the total investment portfolio, which was in time deposits, amounted to $21 million ($25 million – 2024).

G.	Asia Pacific Disaster Response Fund

The APDRF was established in April 2009 to provide timely incremental grant resources to DMCs affected by disasters triggered by natural hazards. Quick-disbursing grants of up to $3 million are available to DMCs affected by a major disaster, and augment humanitarian aid provided by other development partners.

In September 2021, a second window under the APDRF was established to finance experts to provide speedy post-disaster technical support for the preparation of post-disaster needs assessments, recovery plans, and post-disaster projects, including emergency assistance loan. The second window will not finance any technical support needs arising during post-disaster project implementation and will not be available should the fund’s balance fall below $6 million.

Contributions received for specific purposes or grant programs are classified as support with donor contributions. In May 2020, the Government of Japan contributed $75 million to the APDRF, valid for two years, earmarked for ADB’s response to the COVID-19 pandemic. In July 2023, the Government of Japan requested ADB to transfer the unused balance of its contributions to JFPR, resulting in an initial transfer of $27 million in August 2024, and a final transfer of $0.27 million in June 2025 to JFPR.

Contributed resources. As of 31 December 2025, cumulative fund resources totaled $175 million, of which $153 million had been used, leaving an uncommitted balance of $22 million ($34 million – 2024). The net assets without donor restrictions as of 31 December 2025 amounted to $22 million ($34 million – 2024).

There was no allocation made to APDRF from OCR’s 2024 net income in 2025 (15 million – 2024).

Operations. For the year ended 31 December 2025, five grants totaling $12 million (two grants totaling $5 million – 2024) were committed. During the year, six grants totaling $14 million (one grant totaling $3 million – 2024) became effective, no undisbursed amounts were reversed as a reduction in grant expenses ($0.2 million – 2024), resulting to a total grant expense of $14 million ($3 million – 2024). The balance of undisbursed grants, net of grant advances as of 31 December 2025 totaled $2 thousand (nil – 2024).

Investments for liquidity purpose. As of 31 December 2025, the total investment portfolio, which was in time deposits, amounted to $21 million ($32 million – 2024).

H.	Financial Sector Development Partnership Special Fund

The FSDPSF was established in January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific. With the approval of the Finance Sector Directional Guide in November 2022, the FSDPSF will support the six areas of operational focus: (i) enhancing support to emerging areas such as SDG-aligned financing, including green and blue financing; (ii) promoting long-term finance and quality infrastructure; (iii) leveraging digital technology to deliver financial services for financial inclusion; (iv) expanding financing to MSMEs and women; (v) establishing frameworks for disaster and epidemic risk financing; and (vi) strengthening the finance sector foundation.

Contributed resources. As of 31 December 2025, cumulative fund resources totaled $35 million, of which $32 million had been used, leaving an uncommitted balance of $2 million ($1 million – 2024).

In May 2025, the Government of Luxembourg committed a contribution of €2.5 million (equivalent to $2.8 million at the time of commitment), which was transferred to the FSDPSF in July 2025.

On 5 January 2026, the Government of Luxembourg committed a contribution of €650,000 (equivalent to $762,000 at the time of commitment), which was transferred to the FSDPSF on 20 January 2026.

Operations. During the year ended 31 December 2025, three TA projects and 13 supplementary TA totaling $3 million (five TA projects and 10 supplementary TA totaling $4 million – 2024) became effective, and $1 million undisbursed amounts were reversed as a reduction in TA expense ($0.2 million – 2024), resulting to a total TA expense of $2 million ($4 million – 2024). The balance of undisbursed TA, net of TA advances as of 31 December 2025, totaled $9 million ($10 million – 2024).

Investments for liquidity purpose. As of 31 December 2025, the total investment portfolio, which was in time deposits, amounted to $11 million ($10 million – 2024).

IV.     TRUST FUNDS AND COFINANCING UNDER ADMINISTRATION

Trust funds provide a mechanism through which development partners can channel cofinancing resources to support a range of projects and activities that comply with established eligibility criteria or designated thematic priorities. These priorities may include disaster risk management, clean energy, private sector development, gender and development, good governance, information technology, poverty reduction, and regional trade. ADB administers such funds in its role as trustee or administrator. A principal advantage of trust funds is that a single legal agreement can cover multiple projects, thereby reducing transaction costs and minimizing the need for project-by-project negotiations. Trust funds may be financed by one or multiple donors.

In 2025, ADB fully-administered sovereign cofinancing commitments amounted to $472 million, composed of $312 million for 28 investment projects and $160 million for 119 TA projects. At 31 December 2025, ADB was administering 49 trust funds, comprising 28 stand-alone trust funds, and 21 trust funds established under financing partnership facilities with a total net asset of $4,976 million. The contributions received during the year from trust funds, global funds and project-specific cofinancing arrangements was $897 million. These contributions constitute the most substantial sources of external support that enabled the delivery of key initiatives and strengthened program implementation of ADB’s priorities.

Table 23 represents the total commitments on active trust funds, global funds and project-specific cofinancing from bilateral, multilateral and private partners from inception through the end of the year. These figures reflect the breadth of external resources administered by ADB in support of financing partnerships and strategic priorities across DMCs.

ADB-administered direct mobilization and concessional finance for nonsovereign OCR project commitments. In 2025, nonsovereign direct mobilization and concessional finance that are ADB administered amounted to $1,962 million, consisting of $359 million from B-loans18, $386 million from trust funds, $217 million from risk transfers, and $1 billion from a sovereign partial credit guarantee.

[18]
B-loan is a tranche of a direct loan nominally advanced by ADB, subject to eligible financial institutions taking funded risk participation within such a tranche and without recourse to ADB. It complements an A-loan financed by ADB.

Table 23: Schedule of Cumulative Contributions from External Sources
Administered by Asian Development Bank
as of 31 December 2025
($ million)
Item	Amount	Item	Amount

Bilateral Partners		Multilateral Partners
Australia	325.9	ADB Ventures Investment Fund 1	13.0
Austria	14.4	ADB Ventures Investment Fund 2	26.4
Canada	518.8	Clean Technology Fund	982.1
People’s Republic of China	90.0	Clean Technology Fund Parallel Fund	218.5
Finland	42.4	European Union	246.3
France	13.7	GEF/Least Developed Countries Fund	45.5
Germany	164.3	GEF/Special Climate Change Fund	12.2
Ireland	19.7	Global Agriculture and Food Security Program	87.1
Japan	3,293.3	Global Concessional Finance Facility	16.5
Korea, Republic of	271.7	Global Environment Facility	295.6
Luxembourg	11.1	Global Infrastructure Facility Partnership Program	1.4
Netherlands	37.8	Global Partnership for Education Fund	23.1
New Zealand	72.3	Green Climate Fund	1,451.1
Norway	162.6	International Finance Facility for Education Trust Fund	0.1
Spain	59.6	International Fund for Agricultural Development	0.1
Sweden	67.5	Nordic Development Fund	60.0
Switzerland	23.8	Pandemic Prevention, Preparedness and Response Trust Fund	19.8
Taipei,China	2.0	Strategic Climate Fund	466.1
United Kingdom	873.5	Women Entrepreneurs Finance Initiative Trust Fund	35.1
United States	461.1	World Bank	10.0
Subtotal	6,525.8	Subtotal	4,010.0
		Private Partners
		Gates Foundation	27.0
		Bloomberg Philanthropies	12.5
		Education Above All Foundation	24.5
		Global Energy Allicance for People and Planet LLC	25.8
		Goldman Sachs	12.5
		Korea Energy Agency	0.4
		Korea Venture Investment Corp.	10.0
		Ocean Risk and Resilience Action Alliance	0.3
		The OPEC Fund for International Development	5.4
		The Rockefeller Foundation	2.6
		Subtotal	120.8

		Grand Total	10,656.5

Notes: Numbers may not sum precisely because of rounding. Excludes capital contributions to Credit Guarantee and Investment Facility (CGIF).

Appendix

ORDINARY CAPITAL RESOURCES
CONDENSED MANAGEMENT REPORTING (Non-GAAP measure) BALANCE SHEETS
As of 31 December 2025 and 2024
($ million)
		2025		2024
Item	Statutory Reporting Basis	Adjustments[a]	Management Reporting Basis	Management Reporting Basis
Due from banks	496	–	496	2,235
Investments for liquidity purpose	57,725	–	57,725	46,695
Securities transferred under repurchase agreements	872	–	872	–
Securities purchased under resale arrangements	252	–	252	260
Loans outstanding — operations	161,063	–	161,063	153,864
Equity investments — operations	1,992	(413)	1,579	1,329
Other debt securities — operations	552	–	552	621
Derivative Assets
Borrowings	75,750	(32)	75,718	62,476
Investments for liquidity purpose	29,554	(299)	29,255	25,669
Loans — operations	17,391	(225)	17,166	18,149
Accrued interest receivable	1,684	–	1,684	1,697
Other assets	1,719	5	1,724	2,010
TOTAL	349,050	(964)	348,086	315,005
Borrowings and accrued interest	165,951	2,819	168,770	151,959
Derivative Liabilities
Borrowings	78,627	(3,249)	75,378	66,906
Investments for liquidity purpose	27,596	(86)	27,510	23,058
Loans — operations	15,501	392	15,893	15,675
Payable under securities repurchase agreements	881	–	881	–
Payable for swap related and other collateral	1,258	–	1,258	857
Accounts payable and other liabilities	1,226	–	1,226	977
Total Liabilities	291,040	(124)	290,916	259,432
Paid-in capital	7,289	5	7,294	6,940
Net notional maintenance of value receivable	(1,651)	–	(1,651)	(1,481)
Ordinary reserve	48,556	–	48,556	47,542
Special reserve	578	–	578	558
Surplus	1,065	–	1,065	1,065
Cumulative revaluation adjustments account	525	(525)	–	–
Unallocated net income[b]	1,883	(423)	1,460	1,539
Accumulated other comprehensive loss	(235)	103	(132)	(590)
Total Equity	58,010	(840)	57,170	55,573
TOTAL	349,050	(964)	348,086	315,005
( ) = negative, – = nil.
[a]
Unrealized gains or losses from fair value adjustments associated with certain financial instruments, share of unrealized gain or loss from equity method investments, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.

[b]	After appropriation of net guarantee fees to the Special Reserve.

GOVERNANCE AND ADMINISTRATION
The Charter provides that ADB shall have a Board of Governors, a Board of Directors, a President, one or more Vice-Presidents and such other officers and staff as may be considered necessary. All the powers of ADB are vested in the Board of Governors, which consists of one Governor and one Alternate appointed by each member. The Board of Governors holds an annual meeting, and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors.
The responsibility for the direction of the general operations of ADB rests with the Board of Directors, the members of which serve full-time at ADB’s principal office. The Board of Directors has 12 members, of whom eight are elected by the Governors representing regional members and four are elected by the Governors representing non-regional members. The Board of Governors has delegated to the Board of Directors all its powers except those whose delegation are expressly prohibited by the Charter. Each Director is entitled to cast the number of votes that are counted toward his or her election, which votes need not be cast as a unit. Directors hold office for a term of two years and may be reelected. Each Director appoints an Alternate Director to act in such Director’s absence.

Matters before the Board of Governors or the Board of Directors are decided by a majority of the voting power of the members represented at the meeting, except in certain cases provided in the Charter in which a higher percentage is required.

The President, who must be a national of a regional member, is elected by the Board of Governors. The President is elected for a 5-year term and may be reelected. The President is the Chairman of the Board of Directors but has no vote except a deciding vote in the case of an equal division of votes. The President is the legal representative of ADB. The President is the chief of the staff of ADB and conducts, under the direction of the Board of Directors, the current business of ADB. The President is responsible for the organization, appointment, and dismissal of the officers and staff, in accordance with regulations adopted by the Board of Directors.
The Vice-Presidents are appointed by the Board of Directors on the recommendation of the President. ADB currently has six Vice-Presidents. Each Vice-President holds office for such term, exercises such authority and performs such functions in the administration of ADB as may be determined by the Board of Directors. In the absence or incapacity of the President, the ranking Vice-President (otherwise and usually known as the most senior vice-president) exercises the authority and performs the functions of the President.
The Board of Directors has established an Audit and Risk Committee, a Budget Review Committee, a Board Compliance Review Committee, a Development Effectiveness Committee, an Ethics Committee, and a Human Resources Committee. The President, in consultation with the Board of Directors, appoints the members and designates the chair of the committees. Efforts are made to have balanced representation in committees taking into consideration the economic and geographic diversity of the members of ADB. Except for the Ethics Committee which has five members, all Board committees have six members.

Audit and Risk Committee

The Audit and Risk Committee was established to assist the Board of Directors in carrying out its responsibilities as they relate to ADB’s financial reporting and audits, including internal controls and risk management.

The Audit and Risk Committee assists the Board of Directors in overseeing ADB’s finances, accounting, internal control and risk management, anticorruption and integrity including cybersecurity, artificial intelligence (AI), business continuity and organizational resilience and how these are managed, and proper accountabilities are enforced. It is tasked to ensure that ADB’s financial reporting and audits, including internal control and risk management, are adequate and efficient.
Budget Review Committee

The Budget Review Committee was established to enhance the effectiveness of the Board of Directors in discharging its responsibilities in connection with the approval of the annual administrative budget and the supervision over budgetary efficiency and prudence.
The Budget Review Committee reviews the proposed annual administrative budget, taking into account the mid-year review of the current administrative budget; reviews the proposed special capital expenditure; guides strategic alignment of budgetary resources and oversees budgetary prudence and cost control; and considers any other aspect of the administrative budget as the President may request and reports its findings to the Board of Directors.
Board Compliance Review Committee

The Board Compliance Review Committee was established under ADB’s Accountability Mechanism Policy. The committee’s responsibilities include: (i) clearing the Compliance Review Panel’s (CRP) proposed terms of reference for compliance review, (ii) reviewing the CRP’s draft reports, (iii) deciding and adjusting the CRP monitoring time frames, (iv) reviewing and endorsing the work plan and budget of the CRP and the Office of the CRP, (v) overseeing the selection and appointment of CRP members, in consultation with the ADB President, (vi) engaging in dialogue with ADB Management, in case of a borrowing member’s refusal of a CRP site visit, on the reasons behind such refusal, should this adverse situation arise, and (vii) serving as the Board of Directors’ focal point for the CRP’s communication and dialogue with the Board on the Accountability Mechanism.

Development Effectiveness Committee

The Development Effectiveness Committee was established to assist the Board of Directors in carrying out its responsibility of ensuring that ADB’s programs and activities achieve development effectiveness. Development effectiveness is assessed through ADB’s operations evaluation. The Development Effectiveness Committee focuses increasingly on broader evaluations at the country, sector, thematic, and policy levels.

The Development Effectiveness Committee is expected to satisfy itself that ADB’s operations evaluation activities are adequate and efficient. In this regard, the responsibilities that the Development Effectiveness Committee carries out on behalf of the Board of Directors are as follows: (i) recommend to the Board of Directors, jointly with the President, the person to be considered by the Board of Directors for appointment as Director General of ADB’s Independent Evaluation Department (IED), subject to the terms and conditions approved by the Board of Directors; (ii) advise IED in the preparation of an annual IED work program that the Development Effectiveness Committee can endorse to the Board of Directors for approval; (iii) advise IED in the preparation of an annual budget proposal that the Development Effectiveness Committee can endorse for review by the Budget Review Committee; (iv) review all IED reports and discuss selected major reports, as well as Management responses to any report; (v) monitor and evaluate the actions taken by ADB on the recommendations in the IED reports accepted by Management and endorsed by the Development Effectiveness Committee to the Board of Directors; (vi) report to the Board of Directors on selected development effectiveness issues that have a significant bearing towards the achievement of ADB’s overarching goal of poverty reduction, and make recommendations on such issues to the Board of Directors; (vii) monitor and report to the Board of Directors on the implementation of its decisions; (viii) review the annual report on evaluation activities; and (ix) review the annual results report on progress, portfolio implementation performance, and the development outcomes achieved.

Ethics Committee

The Ethics Committee was created to address matters of ethics that may arise under the Code of Conduct adopted by the Board of Directors on 21 November 2006, and which was most recently amended on 14 January 2020. The provisions of the Code of Conduct apply to all members of the Board of Directors (Directors, Alternate Directors, and temporary Alternate Directors) and to the President.

The Ethics Committee shall consider: (i) requests from Directors, Alternate Directors or the President for guidance concerning possible actual or potential conflicts of interest, or other ethical aspects of conduct in respect of Directors, Alternate Directors or the President, and provide advice in response thereto; and (ii) allegations of misconduct against Directors, Alternate Directors or the President that relate to the performance of official duties or actions that affect their performance of official duties, whether such actions are taken prior to, during, or, with respect to any applicable restrictions on future employment or disclosure of information, subsequent to their terms of service as Directors, Alternate Directors or President, and make recommendations to the Board of Directors with respect thereto.

Human Resources Committee

The Human Resources Committee is a means by which the Board of Directors can provide guidance on human resources management. Its primary responsibility includes reviewing, monitoring, and making recommendations to the Board of Directors on ADB’s human resources strategies and policies.

Board of Directors

Set forth below are the Executive Directors of ADB, their Alternates, and the members they represent as of 6 April 2026:

Executive Directors	Alternate Executive Directors	Members Represented

Dongil Kim	K. M. M. Siriwardana	Republic of Korea; Papua New Guinea; Sri Lanka; Taipei,China; Uzbekistan; Vanuatu; Viet Nam

Noor Ahmed	Rolando Tungpalan	Kazakhstan; Maldives; Marshall Islands; Mongolia; Pakistan; Philippines; Timor-Leste

Martin Tabi	Maja Sverdrup	Canada; Denmark; Finland; Ireland; The Netherlands; Norway; Sweden

Vacant	Lisa Wright	Australia, Azerbaijan; Cambodia; Georgia; Hong Kong, China; Kiribati; Federated States of Micronesia; Nauru; Palau; Solomon Islands; Tuvalu

Parjiono	Llewellyn Roberts	Armenia; Cook Islands; Fiji; Indonesia; Kyrgyz Republic; New Zealand; Niue; Samoa; Tonga

Hongxia Li	Shu Zhan	People’s Republic of China

Vacant	Abigail Demopulos	United States

Amiruddin Muhamed	Shreekrishna Nepal	Brunei Darussalam; Malaysia; Nepal; Singapore; Thailand; Türkiye

Bertrand Furno	Ludivine Halbrecq	Belgium; France; Israel; Italy; Portugal; Spain; Switzerland

L. Satya Srinivas	Theutthoune Soukaloun	Bangladesh; Bhutan; India; Lao People’s Democratic Republic; Tajikistan; Turkmenistan

Helmut Fischer	Shantanu Mitra	Austria; Germany; Luxembourg; United Kingdom

Shigeo Shimizu	Haruka Sekiya	Japan

Principal Officers

The principal officers of ADB are as follows:

President	Masato Kanda

Vice-President (Finance and Risk Management)	Roberta Casali

Vice-President (Sectors and Themes)	Fatima Yasmin

Vice-President (East and Southeast Asia, and the Pacific)	Scott Morris

Vice-President (Market Solutions)	Bhargav Dasgupta

Vice-President (South, Central and West Asia)	Yingming Yang

Vice-President (Administration and Corporate Management)	HK Yu

The Secretary	Bruno Carrasco

General Counsel	Thomas M. Clark

Treasurer	Tobias Hoschka

Controller	Helen Hall

Director General, Budget, People and Management Systems Department	Munenari Nomura

Director General, Central and West Asia Department	Leah Gutierrez

Director General, Climate Change and Sustainable Development Department	Eugenue Zhukov

Principal Director, Department of Communications and Knowledge Management	Bernard Woods

Director General, Corporate Services Department	Lakshmi Menon

Chief Economist and Director General, Economic Research and Development Impact Department	Albert Francis Park

Director General, East Asia Department	Malik Muhammad Ehsan Khan

Director General, Independent Evaluation Department	Emmanuel Jimenez

Director General, Information Technology Department	Stephanie Hung

Director General, Pacific Department	Emma Veve

Director General, Private Sector Operations Department	Isabel Chatterton

Director General, Procurement, Portfolio, and Financial Management Department	Aman Trana

Director General, Sectors Department 1	Hideaki Iwasaki

Director General, Sectors Department 2	Winfried Wicklein

Director General, Sectors Department 3	Christine Engstrom

Director General, South Asia Department	Sona Shrestha

Director General, Southeast Asia Department	Nianshan Zhang

Director General, Strategic Fundraising (Office of the President)	F. Cleo Kawawaki

Director General, Strategy, Policy and Partnerships Department	Xinning Jia

Auditor General	Javier Chavarria Bruquetas

Head, Office of Anticorruption and Integrity	Johannes Versantvoort

Head, Office of Business Intelligence and Operations Coordination	Chia-Hsin Hu

Chair, Compliance Review Panel	Ramanie Kunanayagam

Chief Partnership Officer, Office of the President	Seong-Wook Kim

Ombudsperson, Office of the Ombudsperson	Anje Schubert

Director, Office of Professional Ethics and Conduct	Davide Marzano

Head, Office of Markets Development and Public-Private Partnership	Takeo Koike

Officer-in-Charge, Office of Risk Management	Michael Kjellin

Head, Office of Safeguards	Bruce Dunn

Special Project Facilitator, Office of the Special Project Facilitator	Patricia Imrana Jalal

THE CHARTER

The Charter is ADB’s governing constitution. It establishes the status, immunities, exemptions, and privileges of ADB, describes its purposes, capital structure and organization, authorizes the operations in which it may engage and prescribes limitations on the carrying out of those operations. The Charter also contains, among other things, provisions with respect to the admission of additional members, increases of the authorized capital stock, the terms and conditions under which ADB may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of members, and the suspension and termination of ADB’s operations.

Under the Charter, membership in ADB is open to (i) members and associate members of the United Nations Economic and Social Commission for Asia and the Pacific, and (ii) other regional countries and non-regional developed countries which are members of the United Nations or of any of its specialized agencies. Within the foregoing limitations, new members may be admitted upon the affirmative vote of two-thirds of the total number of Governors representing not less than three-fourths of the total voting power of the members.
The Charter provides that no new membership subscription shall be authorized which would have the effect of reducing the aggregate of capital stock held by regional members below 60% of the total subscribed capital stock. Although any member may withdraw from ADB by delivering written notice, any such member remains liable for all direct and contingent obligations to ADB to which it was subject at the date of delivery of such notice, including its obligations in respect of callable capital. No member has withdrawn from ADB since its establishment.
The Charter may be amended only by resolution of the Board of Governors approved by a vote of two-thirds of the total number of Governors representing not less than three-fourths of the total voting power of the members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from ADB, the pre-emptive rights to purchase capital stock or the limitation on liability of members. The Charter provides that any question of interpretation or application of its provisions arising between any member and ADB or between two or more members of ADB, shall be submitted to the Board of Directors for decision. Where the Board of Directors has given a decision relating to interpretation of application of the Charter, any member may require that the question may be referred to the Board of Governors, whose decision shall be final.

LEGAL STATUS, PRIVILEGES, AND IMMUNITIES

The Charter contains provisions which accord to ADB legal status and certain immunities and privileges in the territories of each of its members. Certain provisions are summarized below.

ADB has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property and to institute legal proceedings. Unless it chooses to waive such immunity, ADB is immune from every form of legal process, except in cases arising out of or in connection with the exercise of its powers to borrow money, to guarantee obligations or to buy and sell or underwrite the sale of securities. In such cases where immunity does not apply, actions may be brought against ADB in a court of competent jurisdiction in the territory of a country in which it has its principal or a branch office, has appointed an agent for accepting service or notice of process, or has issued or guaranteed securities. No action against ADB may be brought by its members or persons acting for, or deriving claims from, its members.

The Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers and employees of ADB, including experts performing missions for it, are immune from legal process for acts performed by them in their official capacity, except when ADB waives such immunity.

The property and assets of ADB are immune from all forms of seizure, attachment or execution before the delivery of final judgment against it. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. Moreover, property and assets of ADB are free from restrictions, regulations, controls and moratoria of any nature to the extent necessary to carry out the purpose and functions of ADB effectively, and subject to the provisions of the Charter. The archives of ADB are inviolable.

ADB and its assets, property, income and its operations and transactions are exempt from all taxation and from all customs duties. ADB is also exempt from any obligation for the payment, withholding or collection of any tax or duty.

AUDIT FEES

Deloitte & Touche LLP, Singapore (D&T) served as ADB’s independent auditors for the financial years 2025 and 2024. ADB incurred $2.9 million for financial year 2025 ($2.7 million for 2024) in professional fees for audits and audit-related services of D&T. In addition, $1.4 million for financial year 2025 ($1.5 million for 2024) was incurred for non-audit services of other D&T offices worldwide pertaining to ADB’s technical assistance projects and staff consulting services. No services for financial information systems design and implementation were rendered by D&T to ADB during 2025 and 2024.

D&T also provided audit services to the Asian Development Bank Institute, an organization affiliated with ADB, for which an amount of $32.8 thousand for financial year 2025 ($31.2 thousand for 2024) was incurred. This is in line with ADB’s Principles for Selection of External Auditor approved by the Board of Directors.

These financial statements were noted by ADB’s Board of Directors on 1 April 2026. They are subject to the approval of ADB’s Board of Governors at the ADB’s Annual Meeting in Samarkand, Uzbekistan to be held on 3 to 6 May 2026.

ORDINARY CAPITAL RESOURCES
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank (“ADB”) is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB’s management assessed the effectiveness of ADB’s internal control over financial reporting as of 31 December 2025, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB’s internal control over financial reporting is effective as of 31 December 2025.

Masato Kanda
President

Roberta Casali
Vice-President (Finance and Risk Management)

Helen Hall
Controller
9 March 2026

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT
To the Board of Directors and the Board of Governors of
Asian Development Bank

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of 31 December 2025, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of 31 December 2025, based on the criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the financial statements as of and for the years ended 31 December 2025 and 2024 of ADB – Ordinary Capital Resources, and our report dated 9 March 2026 expressed an unmodified opinion on those financial statements.
Basis for Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Obtain an understanding of internal control over financial reporting, assess the risks that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

ADB’s internal control over financial reporting is a process effected by management and directors of ADB, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and
Chartered Accountants
Singapore

9 March 2026

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of
Asian Development Bank

Opinion

We have audited the financial statements of Asian Development Bank (“ADB”) – Ordinary Capital Resources, which comprise the balance sheets as of 31 December 2025 and 2024, and the related statements of income and expenses, comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of ADB - Ordinary Capital Resources as of 31 December 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), ADB’s internal control over financial reporting as of 31 December 2025, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 9 March 2026 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Ordinary Capital Resources and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Ordinary Capital Resources’ ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Ordinary Capital Resources’ ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Report on Supplemental Schedules

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules, which comprise the summary statement of loans – operations and the summary statement of borrowings as of 31 December 2025 and 2024, and the statement of subscriptions to capital stock and voting power as of 31 December 2025, are presented for the purpose of additional analysis and are not a required part of the financial statements. These schedules are the responsibility of ADB’s management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with GAAS. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Other Information Included in the Annual Report

Management is responsible for the other information included in the annual report. The other information comprises the information included in the annual report but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audits of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and
Chartered Accountants
Singapore

9 March 2026

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
BALANCE SHEET
31 December 2025 and 2024
Expressed in Millions of US Dollars
A S S E T S

	2025		2024
DUE FROM BANKS (Notes C and R)		$496		$2,235

INVESTMENTS FOR LIQUIDITY PURPOSE
(Notes D, J, O, and R)
Government or government-related obligations	$39,988		$31,057
Time deposits	7,559		4,602
Other securities	10,178	57,725	11,036	46,695

SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS (Notes D, E, and R)		872		–

SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes D and R)		252		260

LOANS OUTSTANDING — OPERATIONS
(OCR-6, Notes A, F, J, R, T, and U) (Including net unamortized loan origination costs of $260 – 2025 and $245 – 2024)
Sovereign
Regular	119,361		115,352
Concessional	35,626		33,332
	154,987		148,684
Nonsovereign	6,644		5,720
	161,631		154,404
Less—allowance for credit losses	568	161,063	540	153,864

EQUITY INVESTMENTS — OPERATIONS
(Notes A, H, R, T, and U)		1,992		1,627

OTHER DEBT SECURITIES — OPERATIONS (Notes I, R, and U)	573		635
Less—allowance for credit losses	21	552	14	621

ACCRUED INTEREST RECEIVABLE
Investments for liquidity purpose	352		258
Loans — Operations	1,321		1,427
Other debt securities — Operations	11	1,684	12	1,697

DERIVATIVE ASSETS (Notes J, L, and R)
Borrowings	75,750		61,872
Investments for liquidity purpose	29,554		26,062
Loans — Operations	17,391	122,695	17,671	105,605

OTHER ASSETS
Property, furniture, and equipment (Note K)	336		309
Swap related and other collateral (Notes J and R)	508		857
Net postretirement medical benefit plan asset (Note Q)	105		253
Miscellaneous (Notes D, G, P, and R)	770	1,719	579	1,998

TOTAL		$349,050		$314,602
The accompanying Notes are an integral part of these financial statements (OCR-9).

OCR-1

LIABILITIES AND EQUITY

	2025			2024
BORROWINGS (OCR-7, Notes J, L, and R)			$165,951			$146,517

DERIVATIVE LIABILITIES (Notes J, L, and R)
Borrowings		$78,627			$71,703
Investments for liquidity purpose		27,596			23,292
Loans — Operations		15,501	121,724		14,821	109,816

PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS (Notes E and R)			881			–

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Swap related and other collateral (Notes J and R)		1,258			857
Accrued pension benefit costs (Note Q)		227			165
Liability for credit losses on off-balance sheet exposures (Notes F, G, and I)		144			121
Miscellaneous (Notes D, G, K, P, and R)		855	2,484		691	1,834

TOTAL LIABILITIES			291,040			258,167

EQUITY (OCR-4)
Capital stock (OCR-8, Note M)
Authorized and subscribed (SDR106,392 million)		145,833			138,749
Less—“callable” shares subscribed (SDR101,061 million)		138,525			131,796
“Paid-in” shares subscribed (SDR5,331 million)		7,308			6,953
Less—discount		14			13
		7,294			6,940
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital		(5)	7,289		(12)	6,928

Net notional amounts required to maintain value of currency holdings (Note M)		(1,651)			(1,481)
Ordinary reserve (Note N)
From ADF assets transfer (Notes A and N)	$30,748			$30,748
From retained earnings	17,808	48,556		16,792	47,540
Special reserve (Note N)		578			558
Surplus (Note N)		1,065			1,065
Cumulative revaluation adjustments account (Note N)		525			462
Net income after appropriation (OCR-4, Note N)		1,883			1,602
Accumulated other comprehensive loss (Note N)		(235)	50,721		(239)	49,507

TOTAL EQUITY			58,010			56,435

TOTAL			$349,050			$314,602

OCR-2

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF INCOME AND EXPENSES
For the Years Ended 31 December 2025 and 2024
Expressed in Millions of US Dollars

	2025			2024
REVENUE
From loans — operations (Notes F, J, and O)
Sovereign – Regular	$5,927			$6,841
Sovereign – Concessional	721			717
Nonsovereign	454	$7,102		480	$8,038

From investments for liquidity purpose (Notes D, J, and O) Interest		2,551			2,731

From equity investments — operations (Note O)		161			102

From guarantees — operations (Note N)		27			27

From other debt securities — operations (Note O)		45			47

From other sources—net (Notes O and S)		94			84

Total			$9,980			$11,029

EXPENSES (Note O)
Borrowings and related expenses (Notes J and L)		(7,521)			(8,717)
Administrative expenses (Notes K, N, and Q)		(817)			(729)
(Provision) Release of provision for credit losses—net (Notes F, G, and I)		(24)			45
Other expenses		(44)			(30)

Total			(8,406)			(9,431)

NET REALIZED GAINS (LOSSES) (Note O)
From investments for liquidity purpose (Notes D, J, and N)		2			(18)
From equity investments — operations (Note N)		8			13
From other debt securities — operations		2			–
From borrowings (Note J)		1			0

Total			13			(5)

NET UNREALIZED GAINS (Notes H, J, L, and O)			316			36

NET INCOME			$1,903			$1,629
Note: 0 = less than $0.5 million.
The accompanying Notes are an integral part of these financial statements (OCR-9).

OCR-3

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF COMPREHENSIVE INCOME
For the Years Ended 31 December 2025 and 2024
Expressed in Millions of US Dollars

	2025			2024

NET INCOME (OCR-2)			$1,903			$1,629

Other comprehensive income (Note N)
Unrealized holding gains (losses):
From investments for liquidity purpose	$556			$209
From equity investments — operations	1			12
From other debt securities — operations	6			2
From borrowings	(577)	$(14)		(243)	$(20)
Postretirement benefit asset/liability adjustments		(276)			303
Currency translation adjustments		294	4		(219)	64

COMPREHENSIVE INCOME			$1,907			$1,693
The accompanying Notes are an integral part of these financial statements (OCR-9).

OCR-4

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CHANGES IN EQUITY
For the Years Ended 31 December 2025 and 2024
Expressed in Millions of US Dollars

	Capital Stock	Nonnegotiable, Noninterest- bearing Demand Obligations	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appro- priations	Accumulated Other Compre- hensive Income (Loss)	Total

Balance, 31 December 2023	$7,139	$(26)	$(1,532)	$46,535	$531	$1,065	$975	$910	$(303)	$55,294

Comprehensive income (OCR-3, Note N)								1,629	64	1,693
Appropriation of guarantee fees (Note N)					27			(27)		–
Encashment of demand obligations		13								13
Change in USD value	(199)	0	51							(148)
Allocation of prior year income (Note N)				1,005			(513)	(492)		–
Allocation of prior year income to Special Funds (Note N)								(418)		(418)

Balance, 31 December 2024	6,940	(12)	(1,481)	47,540	558	1,065	462	1,602	(239)	56,435

Comprehensive income (OCR-3, Note N)								1,903	4	1,907
Appropriation of guarantee fees (Note N)					20			(20)		–
Encashment of demand obligations		7								7
Change in USD value	354	0	(170)							184
Allocation of prior year income (Note N)				1,016			63	(1,079)		–
Allocation of prior year income to Special Funds (Note N)								(524)		(524)

Balance, 31 December 2025	$7,294	$(5)	$(1,651)	$48,556	$578	$1,065	$525	$1,883	$(235)	$58,010
USD = United States dollar.
Notes: 0 = less than $0.5 million. Numbers may not sum precisely because of rounding.
The accompanying Notes are an integral part of these financial statements (OCR-9).

OCR-5

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2025 and 2024
Expressed in Millions of US Dollars

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Interest and other charges received on loans — operations	$7,104	$7,981
Interest received on investments for liquidity purpose	2,023	2,260
Interest received from securities purchased under resale/ repurchase agreement	11	22
Interest and other charges received on other debt securities — operations	49	45
Dividends received on equity investments — operations	110	90
Interest and other financial expenses paid	(7,539)	(8,612)
Administrative expenses paid	(890)	(781)
Others—net	85	88
Net Cash Provided by Operating Activities	953	1,093

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of investments for liquidity purpose	4,595	3,155
Maturities of investments for liquidity purpose	304,230	318,562
Purchases of investments for liquidity purpose	(319,334)	(322,918)
Receipts from securities purchased under resale arrangements	69,946	109,776
Payments for securities purchased under resale arrangements	(69,938)	(109,394)
Principal collected on loans — operations	13,028	12,891
Loans — operations disbursed	(17,579)	(17,400)
Derivatives—net	1,305	1,382
Property, furniture, and equipment acquired	(69)	(77)
Sales of equity investments — operations	22	79
Purchases of equity investments — operations	(319)	(115)
Maturities of other debt securities — operations	206	66
Purchases of other debt securities — operations	(136)	(186)
Net Cash Used in Investing Activities	(14,043)	(4,179)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from new borrowings	47,421	43,901
Borrowings redeemed	(35,337)	(38,835)
Issuance expenses paid	(27)	(22)
Demand obligations of members encashed	7	13
Derivatives—net	(404)	(278)
Change in swap related collateral	400	466
Resources transferred to Special Funds	(524)	(418)
Net Cash Provided by Financing Activities	11,536	4,827
Effect of Exchange Rate Changes on Due from Banks	(534)	(40)
Net (Decrease) Increase in Due from Banks	(2,088)	1,701

Cash at Beginning of Period
Due from Banks	2,235	998
Swap Related and Other Collateral	857	393
Total	$3,092	$1,391

Cash at End of Period
Due from Banks	496	2,235
Swap Related and Other Collateral	508	857
Total	$1,004	$3,092

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Net Income (OCR-2)	$1,903	$1,629
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30	(189)
Provision (release of provision) for credit losses	24	(45)
Net realized (gains) losses	(13)	5
Gains on equity method investments	(152)	(98)
Net unrealized gains	(316)	(36))
Change in accrued revenue from loans — operations, investments for liquidity purpose, other debt securities — operations, and other swaps	(384)	(199)
Change in accrued interest on borrowings and swaps, and other expenses	98	(387)
Change in pension and postretirement benefit liability	(276)	304
Others—net	39	109
Net Cash Provided by Operating Activities	$953	$1,093

The accompanying Notes are an integral part of these financial statements (OCR-9).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
SUMMARY STATEMENT OF LOANS — OPERATIONS
31 December 2025 and 2024
Expressed in Millions of US Dollars
		Undisbursed Committed Loans		Loans Approved Not Yet Committed		Percent of Total Loans
Borrowers/Guarantors	Loans Outstanding	Effective[1]	Not Yet Effective[2]		Total Loans
Afghanistan	$514	$–	$–	$–	$514	0.23
Armenia	1,134	629	–	–	1,763	0.80
Azerbaijan	1,974	159	–	–	2,133	0.97
Bangladesh	17,630	4,158	788	–	22,576	10.22
Bhutan	557	132	–	–	689	0.31
Cambodia	2,824	1,060	173	10	4,067	1.84
China, People’s Republic of	17,751	6,458	594	310	25,113	11.36
Cook Islands	111	20	–	–	131	0.06
Fiji	622	269	–	–	891	0.40
Georgia	2,799	1,080	–	–	3,879	1.76
India	26,692	7,845	3,244	829	38,610	17.47
Indonesia	15,298	2,301	1,438	88	19,125	8.65
Kazakhstan	1,862	389	–	377	2,628	1.19
Kiribati	18	–	–	–	18	0.01
Kyrgyz Republic	874	335	35	–	1,244	0.56
Lao People’s Democratic Republic	991	330	65	–	1,386	0.63
Malaysia	–	61	–	–	61	0.03
Maldives	119	34	–	–	153	0.07
Marshall Islands	24	–	–	–	24	0.01
Micronesia, Federated States of	31	–	–	–	31	0.01
Mongolia	2,343	782	90	19	3,234	1.46
Myanmar	740	1,679	351	–	2,770	1.25
Nepal	3,486	1,945	100	–	5,531	2.50
Pakistan	16,945	3,898	902	220	21,965	9.94
Palau	148	21	–	–	169	0.08
Papua New Guinea	2,699	936	65	–	3,700	1.67
Philippines	17,630	6,896	1,250	21	25,797	11.67
Samoa	54	–	–	–	54	0.03
Solomon Islands	129	79	–	–	208	0.09
Sri Lanka	7,379	969	–	–	8,348	3.78
Tajikistan	279	10	–	–	289	0.13
Thailand	1,500	368	–	–	1,867	0.85
Timor-Leste	189	371	75	–	635	0.29
Tonga	18	–	–	–	18	0.01
Türkiye	–	100	1,090	–	1,190	0.54
Turkmenistan	500	76	–	–	576	0.26
Tuvalu	1	–	–	–	1	0.00
Uzbekistan	8,762	1,761	333	–	10,857	4.91
Vanuatu	50	41	–	–	91	0.04
Viet Nam	7,125	933	80	–	8,138	3.68
Regional	510	6	–	8	524	0.24
	162,310	46,131	10,673	1,882	220,996	100.00
Fair value adjustment on loans	(939)	–	–	–	(939)
Allowance for credit losses	(568)	–	–	–	(568)
Unamortized loan origination cost—net	260	–	–	–	260
	(1,247)	–	–	–	(1,247)
TOTAL – 31 December 2025	$161,063	$46,131	$10,673	$1,882	$219,749

Notes: 0 = less than $0.5 million. Numbers may not sum precisely because of rounding.
[1]
Refer to the unwithdrawn portions of effective loans as of 31 December 2025 and 2024. Of the undisbursed balances, ADB has made irrevocable commitments to disburse regular and concessional sovereign amounts totaling $581 million ($572 million – 2024).

[2]	Refer to committed loans but conditions to effectiveness specified in loan regulations and loan agreements are not yet completed as of 31 December 2025 and 2024.

OCR-6

		Undisbursed Committed Loans		Loans Approved Not Yet Committed
	Loans Outstanding	Effective[1]	Not Yet Effective[2]		Total Loans

Sovereign Loans
Regular	$119,361	$32,186	$8,749	$1,065	$161,361
Concessional	35,626	11,419	1,924	–	48,969
Nonsovereign Loans	6,644	2,526	–	817	9,987
	161,631	46,131	10,673	1,882	220,317
Allowance for credit losses	(568)	–	–	–	(568)
TOTAL – 31 December 2025	$161,063	$46,131	$10,673	$1,882	$219,749

Sovereign Loans
Regular	$115,352	$29,025	$6,338	$1,020	$151,735
Concessional	33,332	11,500	2,033	–	46,865
Nonsovereign Loans	5,720	2,219	–	350	8,289
	154,404	42,744	8,371	1,370	206,889
Allowance for credit losses	(540)	–	–	–	(540)
TOTAL – 31 December 2024	$153,864	$42,744	$8,371	$1,370	$206,349

MATURITY OF LOANS OUTSTANDING AS OF 31 DECEMBER 2025[3]
Twelve Months Ending 31 December	Amount	Five Years Ending 31 December	Amount
2026	$11,962	2035	52,144
2027	12,314	2040	31,098
2028	12,975	2045	12,121
2029	12,783	2050	3,671
2030	12,440	over 2050	802
		Total	$162,310

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING — OPERATIONS[3]
Currency	2025	2024	Currency	2025	2024
Australian dollar	$11	$9	Norwegian krone	–	17
Azerbaijan manat	13	20	Philippine peso	115	63
Baht	640	654	Pound sterling	10	52
Canadian dollar	23	24	Ringgit	17	1
Chinese yuan	675	314	Som	5	5
Danish krone	381	6	Somoni	32	–
Euro	12,544	10,391	Special drawing rights	17,583	18,160
Fiji dollar	2	–	Swedish krona	26	9
Indian rupee	187	204	Swiss franc	–	25
Indonesian rupiah	3,024	801	Togrog	48	14
Kazakhstan tenge	445	288	US dollar	120,198	116,621
Korean won	29	6	Uzbekistan sum	76	–
Lari	196	231	Yen	5,919	6,560
New Zealand dollar	111	95	Total	$162,310	$154,570

[3]	Excluding fair value adjustment on loans, allowance for credit losses, and net unamortized loan origination cost.

The accompanying Notes are an integral part of these financial statements (OCR-9).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
SUMMARY STATEMENT OF BORROWINGS
31 December 2025 and 2024
Expressed in Millions of US Dollars
	Borrowings		Swap Arrangements[2]
	Outstanding[1]		Net Payable (Receivable)		Net Currency Obligation
Currency	2025	2024	2025	2024	2025	2024
Australian dollar	$8,943	$8,422	$(9,004)	$(8,544)	$(61)	$(122)
Azerbaijan manat	13	22	–	–	13	22
Brazilian real	147	105	(148)	(106)	(1)	(1)
Canadian dollar	4,897	5,143	(4,920)	(5,187)	(23)	(45)
Chilean peso	–	16	(0)	(16)	(0)	(0)
Chinese yuan	3,300	1,301	(2,055)	(796)	1,245	505
Colombian peso	463	804	(457)	(808)	6	(4)
Egyptian pound	385	133	(385)	(133)	(0)	0
Euro	15,216	10,114	(4,235)	(1,400)	10,981	8,714
Georgian lari	189	230	–	–	189	230
Ghana cedi	39	16	(39)	(16)	(0)	(0)
Hong Kong dollar	4,397	2,805	(4,371)	(2,823)	26	(18)
Hungarian forint	173	118	(178)	(121)	(5)	(3)
Indian rupee	640	661	(2)	1	638	662
Indonesian rupiah	142	140	–	–	142	140
Japanese yen	397	406	3,176	1,636	3,573	2,042
Kazakhstan tenge	362	204	–	–	362	204
Kyrgyzstani som	5	5	–	–	5	5
Mexican peso	89	38	(92)	(41)	(3)	(3)
Mongolian togrog	48	14	–	–	48	14
New Zealand dollar	3,404	3,869	(3,370)	(3,852)	34	17
Nigerian naira	157	34	(157)	(34)	(0)	(0)
Norwegian krone	726	538	(730)	(542)	(4)	(4)
Pakistan rupee	–	10	–	–	–	10
Peruvian sol	354	101	(357)	(102)	(3)	(1)
Philippine peso	91	–	–	–	91	–
Polish zloty	740	785	(743)	(788)	(3)	(3)
Pound sterling	15,075	13,688	(15,153)	(13,767)	(78)	(79)
Russian ruble	8	5	(8)	(4)	0	1
South African rand	481	382	(489)	(390)	(8)	(8)
Swedish krona	1,442	1,025	(1,454)	(1,039)	(12)	(14)
Swiss franc	1,387	734	(1,414)	(746)	(27)	(12)
Turkish lira	433	162	(443)	(163)	(10)	(1)
Ukraine hryvnia	8	7	(8)	(7)	(0)	(0)
United States dollar	101,754	94,480	49,913	49,619	151,667	144,099
Uzbekistani som	46	–	–	–	46	–
Total	$165,951	$146,517	$2,877	$9,831	$168,828	$156,348

Notes: 0 = less than $0.5 million. Numbers may not sum precisely because of rounding.
[1]	Includes accrued interest and commission. Reported at fair value except for unswapped borrowings which are reported at principal amount net of unamortized discount/premium.
[2]
Include currency and interest rate swaps. At 31 December 2025, the remaining maturity based on first call date of swap agreements ranged from less than one year to 25 years (less than one year to 26 years – 2024). Approximately 70.46% (72.01% – 2024) of the swap receivables and 70.03% (72.26% – 2024) of the payables are due within the next five years.

OCR-7

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING AS OF 31 DECEMBER 20253

Twelve Months Ending 31 December	Amount	Five Years Ending 31 December	Amount
2026	$37,653	2035	$25,552
2027	32,555	2040	2,185
2028	33,327	2045	106
2029	17,451	over 2045	11
2030	17,111	Total	$165,951

INTEREST RATE SWAP ARRANGEMENTS AS OF 31 DECEMBER 2025

		Average Rate (%)
	Notional		Pay
	Amount	Receive	Floating[4]

Receive Fixed Swaps:
Australian dollar [5]	$32	2.64	0.16
Chinese yuan	515	2.97	1.33
Euro [6]	1,386	2.21	2.41
Indian rupee	233	6.12	6.03
United States dollar	93,353	3.13	4.66
United States dollar [7]	13	2.45	0.16
Receive Floating Swaps:[4]
Indian rupee	6	5.63	5.59
Japanese yen	6	4.00	0.14
United States dollar	7,534	4.51	4.52
Total	$103,078

[3]	Bonds with put and call options were considered maturing on the first put or call date.
[4]	Represents average current floating rates, net of spread.
[5]	Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in Japanese yen.
[6]	Accreted pay leg notional amounts to $1,078 million USD equivalent.
[7]	Consists of dual currency swaps with interest receivable in US dollar and interest payable in Japanese yen.

The accompanying Notes are an integral part of these financial statements (OCR-9).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
31 December 2025
Expressed in Millions of US Dollars
	SUBSCRIBED CAPITAL					VOTING POWER
	Number of	Percent	Par Value Of Shares[1]			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
REGIONAL
Afghanistan	3,585	0.034	49.1	42.6	6.6	42,132	0.317
Armenia	31,671	0.298	434.1	412.4	21.8	70,218	0.528
Australia	614,220	5.773	8,419.2	7,998.1	421.0	652,767	4.908
Azerbaijan	47,208	0.444	647.1	614.7	32.4	85,755	0.645
Bangladesh	108,384	1.019	1,485.6	1,411.3	74.3	146,931	1.105
Bhutan	660	0.006	9.0	8.5	0.6	39,207	0.295
Brunei Darussalam	37,386	0.351	512.5	486.8	25.7	75,933	0.571
Cambodia	5,250	0.049	72.0	66.0	6.0	43,797	0.329
China, People’s Republic of	684,000	6.429	9,375.7	8,906.7	468.9	722,547	5.433
Cook Islands	282	0.003	3.9	3.7	0.2	38,829	0.292
Fiji	7,218	0.068	98.9	94.0	4.9	45,765	0.344
Georgia	36,243	0.341	496.8	471.9	24.9	74,790	0.562
Hong Kong, China	57,810	0.543	792.4	752.8	39.6	96,357	0.725
India	672,030	6.317	9,211.6	8,750.9	460.7	710,577	5.343
Indonesia	578,100	5.434	7,924.1	7,527.8	396.3	616,647	4.637
Japan	1,656,630	15.571	22,707.6	21,572.0	1,135.6	1,695,177	12.747
Kazakhstan	85,608	0.805	1,173.4	1,114.7	58.7	124,155	0.934
Kiribati	426	0.004	5.8	5.6	0.3	38,973	0.293
Korea, Republic of	534,738	5.026	7,329.7	6,963.2	366.5	573,285	4.311
Kyrgyz Republic	31,746	0.298	435.1	413.4	21.8	70,293	0.529
Lao People’s Democratic Republic	1,476	0.014	20.2	19.0	1.3	40,023	0.301
Malaysia	289,050	2.717	3,962.0	3,763.9	198.1	327,597	2.463
Maldives	426	0.004	5.8	5.6	0.3	38,973	0.293
Marshall Islands	282	0.003	3.9	3.7	0.2	38,829	0.292
Micronesia, Federated States of	426	0.004	5.8	5.6	0.3	38,973	0.293
Mongolia	1,596	0.015	21.9	20.8	1.1	40,143	0.302
Myanmar	57,810	0.543	792.4	752.8	39.6	96,357	0.725
Nauru	426	0.004	5.8	5.6	0.3	38,973	0.293
Nepal	15,606	0.147	213.9	203.2	10.7	54,153	0.407
New Zealand	163,020	1.532	2,234.5	2,122.8	111.7	201,567	1.516
Niue	150	0.001	2.1	1.9	0.1	38,697	0.291
Pakistan	231,240	2.173	3,169.6	3,011.1	158.5	269,787	2.029
Palau	342	0.003	4.7	4.5	0.2	38,889	0.292
Papua New Guinea	9,960	0.094	136.5	129.7	6.8	48,507	0.365
Philippines	252,912	2.377	3,466.7	3,293.3	173.4	291,459	2.192
Samoa	348	0.003	4.8	4.5	0.3	38,895	0.292
Singapore	36,120	0.340	495.1	470.3	24.8	74,667	0.561
Solomon Islands	708	0.007	9.7	9.2	0.5	39,255	0.295
Sri Lanka	61,560	0.579	843.8	801.6	42.2	100,107	0.753
Taipei,China	115,620	1.087	1,584.8	1,505.6	79.2	154,167	1.159
Tajikistan	30,402	0.286	416.7	395.8	20.9	68,949	0.518
Thailand	144,522	1.358	1,981.0	1,881.9	99.1	183,069	1.377
Timor-Leste	1,050	0.010	14.4	13.7	0.7	39,597	0.298
Tonga	426	0.004	5.8	5.6	0.3	38,973	0.293
Turkmenistan	26,874	0.253	368.4	349.9	18.5	65,421	0.492
Tuvalu	150	0.001	2.1	1.9	0.1	38,697	0.291
Türkiye	36,120	0.340	495.1	470.3	24.8	74,667	0.561
Uzbekistan	71,502	0.672	980.1	931.1	49.0	110,049	0.828
Vanuatu	708	0.007	9.7	9.2	0.5	39,255	0.295
Viet Nam	36,228	0.341	496.6	464.4	32.2	74,775	0.562
Total Regional	6,780,255	63.729	$92,937.6	$88,275.2	$4,662.4	8,707,605	65.476

OCR-8

	SUBSCRIBED CAPITAL					VOTING POWER
	Number of	Percent	Par Value Of Shares[1]			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
Total Regional (Forward)	6,780,255	63.729	$92,937.6	$88,275.2	$4,662.4	8,707,605	65.476
NONREGIONAL
Austria	36,120	0.340	495.1	470.3	24.8	74,667	0.561
Belgium	36,120	0.340	495.1	470.3	24.8	74,667	0.561
Canada	555,258	5.219	7,611.0	7,230.4	380.6	593,805	4.465
Denmark	36,120	0.340	495.1	470.3	24.8	74,667	0.561
Finland	36,120	0.340	495.1	470.3	24.8	74,667	0.561
France	247,068	2.322	3,386.6	3,217.2	169.4	285,615	2.148
Germany	459,204	4.316	6,294.4	5,979.6	314.8	497,751	3.743
Ireland	36,120	0.340	495.1	470.3	24.8	74,667	0.561
Israel	150	0.001	2.1	1.9	0.1	38,697	0.291
Italy	191,850	1.803	2,629.7	2,498.2	131.5	230,397	1.732
Luxembourg	36,120	0.340	495.1	470.3	24.8	74,667	0.561
Netherlands	108,882	1.023	1,492.5	1,417.8	74.6	147,429	1.109
Norway	36,120	0.340	495.1	470.3	24.8	74,667	0.561
Portugal	36,120	0.340	495.1	470.3	24.8	74,667	0.561
Spain	36,120	0.340	495.1	470.3	24.8	74,667	0.561
Sweden	36,120	0.340	495.1	470.3	24.8	74,667	0.561
Switzerland	61,950	0.582	849.2	806.7	42.5	100,497	0.756
United Kingdom	216,786	2.038	2,971.5	2,822.9	148.6	255,333	1.920
United States	1,656,630	15.571	22,707.6	21,572.0	1,135.6	1,695,177	12.747
Total Nonregional	3,858,978	36.271	52,895.4	50,250.0	2,645.4	4,591,371	34.524
TOTAL	10,639,233	100.000	$145,833.0	$138,525.2	$7,307.9	13,298,976	100.000
Note: Numbers may not sum precisely because of rounding.
[1]
The authorized capital stock of the ADB has a par value of $10,000 in terms of US dollars of the weight and fineness in effect on 31 January 1966. Pending ADB’s selection of the appropriate successor to the 1966 dollar, the par value of each share is SDR 10,000 for financial reporting purposes. Exchange rate at 31 December 2025 was $1.37071. (Notes B and M)

The accompanying Notes are an integral part of these financial statements (OCR-9).

OCR-9

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO FINANCIAL STATEMENTS
31 December 2025 and 2024

NOTE A—NATURE OF OPERATIONS, TRANSFER OF ADF LOANS AND OTHER ASSETS TO OCR, AND LIMITATIONS ON LOANS, GUARANTEES AND EQUITY INVESTMENTS

Nature of Operations
The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries.

ADB conducts its operations through the ordinary capital resources (OCR) and Special Funds (See Note S). Mobilizing financial resources, including cofinancing, is another integral part of ADB’s operational activities, where ADB, alone or jointly, administers on behalf of donor’s funds provided for specific uses.

ADB’s OCR operations comprise loans, equity investments, investment in other debt securities, and guarantees. ADB finances its ordinary operations through borrowings, paid-in capital, and reserves.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

Transfer of ADF Loans and Other Assets to OCR

On 1 January 2017, ADB transferred loans and other assets totaling $30,812 million from the Asian Development Fund (ADF) to OCR in accordance with the Board of Governors’ Resolution No. 372 authorizing the termination of ADF’s lending operations. From then on, concessional lending to lower-income countries continued from the OCR.

The transferred ADF assets comprised loans including accrued interest totaling $27,088 million and liquid assets totaling $3,724 million. Except for the $64 million return of set-aside resources, the rest of the transferred assets was treated as a contribution from ADF to OCR and recognized as a one-time income of $30,748 million in OCR, which has been allocated to ordinary reserves on 1 January 2017, following the adoption of the Board of Governors’ Resolution No. 387 dated 15 March 2017. The contribution part amounting to $30,748 million and the fair value adjustment on the loans amounting to $281 million were recognized as one-time loss of $31,029 million in ADF (See Note N).

The proportionate share of ADF donors in the transferred assets as of 1 January 2017, taking into account the value of paid-in donor contributions that have been made available for operational commitments which are deemed by ADB to be applied for the transferred assets, was determined in accordance with Article V of the Regulations of the Asian Development Fund. Under Board of Governors’ Resolution No. 372, the proportionate share of an ADF donor will be taken into account in the event of the withdrawal of that donor from ADB and ADB’s repurchase of its shares, and in the theoretical termination of ADB operations and liquidation of its assets. The value of each donor’s paid-in contributions was fixed in US dollars based on the SDR value of each donor contribution as of 1 January 2017. This was then used to determine the sources of funds in the transferred assets, as summarized in the following table.

OCR-9
continued

Source of Funds in ADF	$ million	%	Source of Funds in ADF	$ million	%
Donor Contributions
Australia	$2,213	7.18	Malaysia	24	0.08
Austria	257	0.83	Nauru	0	0.00
Belgium	231	0.75	Netherlands	716	2.32
Brunei Darussalam	17	0.06	New Zealand	157	0.51
Canada	1,889	6.13	Norway	266	0.86
China, People’s Republic of	84	0.27	Portugal	79	0.26
Denmark	242	0.79	Singapore	18	0.06
Finland	180	0.58	Spain	432	1.40
France	1,270	4.12	Sweden	436	1.42
Germany	1,679	5.45	Switzerland	359	1.17
Hong Kong, China	93	0.30	Taipei,China	90	0.29
India	24	0.08	Thailand	15	0.05
Indonesia	14	0.05	Türkiye	114	0.37
Ireland	79	0.26	United Kingdom	1,440	4.67
Italy	1,099	3.57	United States	4,060	13.18
Japan	11,197	36.34	Subtotal	29,309	95.13
Kazakhstan	4	0.01	OCR Net Income Transfers	1,439	4.67
Korea, Republic of	484	1.57	Set-Aside Resources	64	0.20
Luxembourg	47	0.15	Total	$30,812	100.00
0 = about $0.3 million, 0.00 = 0.001%.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount of outstanding loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB’s unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. ADB’s policy on lending limitations limits the total amount of disbursed loans, disbursed equity investments and related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB’s unimpaired subscribed capital, reserves and surplus exclusive of the special reserve. As of 31 December 2025, the total of such loans (including other debt securities), equity investments and related prudential buffers, and guarantees aggregated approximately 83.1% (82.9% – 2024) of the total subscribed capital, reserves, and surplus exclusive of the special reserve. In November 2025, the Board of Governors approved the removal of the Charter lending limitation effective 1 March 2026.1

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, exclusive of the special reserve. As of 31 December 2025, such equity investments represented approximately 3.9% (3.5% – 2024) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Presentation of the Financial Statements
The financial statements of OCR are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Functional Currencies and Reporting Currency
The functional currencies of OCR comprise the currencies of all members and special drawing right (SDR) as these are the currencies of the primary economic environments in which ADB operates. The reporting currency is the United States (US) dollar, and the financial statements are reported in US dollars.

[1]	ADB. 2025. Board of Governors’ Resolution No. 437 – Removal of the ADB Charter Lending Limitation.

OCR-9

continued
Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than the US dollar to be translated to the reporting currency using exchange rates applicable at the time of transactions. At the end of each accounting month, assets, liabilities, and capital are translated to US dollar using the applicable exchange rates. The translation adjustments, other than those relating to the non-functional currencies, are charged or credited to Accumulated translation adjustments and reported in EQUITY as part of Accumulated other comprehensive loss (Note N).
Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter “in terms of US dollars of the weight and fineness in effect on 31 January 1966” (1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current US dollar (ADB’s unit of account) on the basis of its par value in terms of gold. From 1973 until 31 March 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since 1 April 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB’s selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the SDR at the value in US dollars as determined by the IMF, with each share valued at SDR10,000.
As of 31 December 2025, the value of the SDR in terms of the US dollar was $1.370710 ($1.304130 – 2024) giving a value for each share of ADB’s capital equivalent to $13,707.10 ($13,041.30 – 2024).

Derivative Financial Instruments
ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, “Derivatives and Hedging.” ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB’s risk management strategies. All derivative instruments are reported at fair value (FV) and changes in FV have been recognized in net income. ADB records derivatives in the Balance Sheet as either assets or liabilities, consistent with the legal rights and way the instruments are settled. Individual interest rate swaps are recorded on a net basis, while all other swaps, including cross currency and foreign exchange (FX) swaps, are recorded on a gross basis.

ADB classifies the cash flows related to nonhedging derivatives in the Statement of Cash Flows in accordance with the nature of the derivative instrument and how it is used in the context of ADB’s operations. Payment for and receipts from derivatives could either be Cash Flows from Investing Activities or Cash Flows from Financing Activities.

Investments for Liquidity Purpose

All investment securities and time deposits held by ADB are considered to be available for sale (AFS) and are reported at FV. Unrealized gains and losses are reported in EQUITY as part of Accumulated other comprehensive loss. Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED GAINS (LOSSES) From investments for liquidity purpose and are measured by the difference between amortized cost and the net proceeds of sales using the specific identification method for internally managed investment portfolio and the weighted average cost method for externally managed investment portfolio.

Interest income on investment securities and time deposits is recognized as earned and reported net of amortization of premiums and discounts.

OCR-9

continued
Securities Transferred Under Repurchase Agreements and Securities Purchased Under Resale Arrangements

Transfer of financial assets are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at FV and cash received as collateral is recorded as a liability. ADB monitors the FV of securities transferred under repurchase agreements and the received collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

Loans — Operations

ADB’s loans are made to or guaranteed by members, with the exception of nonsovereign loans. Loan interest income and loan commitment fees are recognized on accrual basis. In line with ADB’s principle of cost pass-through pricing in regular sovereign loan, the funding cost margin is passed on to Flexible Loan Product (FLP) loan borrowers as a surcharge or rebate.

It is the policy of ADB to place loans in non-accrual status if the principal, interest, or other charges with respect to any such loans is overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that loan service payment will not be collected when they become due, at the point when such information is known. Once a loan to a borrower is placed in non-accrual status, all other overdue loans to the same borrower will be placed in non-accrual status. On the date a borrower’s loans are placed into non-accrual status, unpaid interest and other charges accrued are deducted from the revenue of the current period. Interest on non-accruing loans is included in revenue only to the extent that payments have actually been received by ADB. Accordingly, loans are reinstated to accrual status when all the principal, interest and other charges due on the loan have been collected. ADB maintains a position of not taking part in debt rescheduling agreements with respect to sovereign loans. In the case of nonsovereign loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB levies a commitment charge on the undisbursed balance of effective regular sovereign and nonsovereign loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income. Front-end fees have been eliminated for sovereign loans negotiated on or after 1 October 2007. However, for loans under contingent disaster financing, the borrower will pay, in lieu of commitment charges, a front-end fee of 0.25% or 0.10% of the committed loan amount depending on contingent disaster financing option, which are deferred and amortized over the life of the loans. Loans under Small Expenditure Financing Facility carries a front-end fee of 0.15% of the facility amount.

ADB charges front-end fees for nonsovereign loans, which are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs.

ADB offers loans to its concessional sovereign borrowers at fixed (1.0%, 1.5% or 2.0%) interest rates with repayment over periods ranging from 24 to 40 years. Concessional sovereign loans are not subject to commitment charges.

Allowance for Credit Losses

ADB records an allowance for credit losses over the remaining lifetime of financial assets measured at amortized cost (including loans and held-to-maturity [HTM] debt securities). In addition, a liability is recorded for off-balance sheet credit exposures for undisbursed loan commitments and financial guarantees over the contractual period. ADB estimates the expected credit losses based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The expected credit losses are measured as the product of exposure at default (EAD), probability of default (PD), and loss given default (LGD). When loans are considered impaired, they are individually reviewed and assessed to determine the expected credit losses using appropriate methods, including discounted cash flow method.

OCR-9

continued

The allowance for credit losses and liability for credit losses on off-balance sheet exposures such as guarantees and undisbursed commitments for loans, and HTM debt securities, are reviewed quarterly, and the amount necessary to adjust the allowance and liability for credit losses is reported as Provision (Release of provision) for credit losses in the Statement of Income and Expenses under EXPENSES. ADB elects not to record the allowance on accrued interest receivables as it reverses the accrued interest of the loans under non-accrual status in accordance with its non-accrual policy. Partial or full write-off of financial assets will be deducted from the allowance. Expected recoveries of amounts previously written-off or expected to be written-off are recognized as a negative allowance which does not exceed the aggregate of amounts previously written off and expected to be written off.

ADB uses risk transfer contracts between ADB and third parties such as insurance companies or banks, where the third parties agree to assume a portion of the credit risk in a loan, HTM debt security, or guarantee provided by ADB. A recovery asset related to the risk transfer contracts is recognized at the time of recording of expected credit losses for the loans, HTM debt securities, and guarantees. The recovery asset is reviewed quarterly, and the amount to adjust the recovery asset is reflected in Provision (Release of provision) for credit losses.

When an available-for-sale (AFS) debt security’s fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to hold and is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. Portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to Provision for credit losses.

For certain financial assets, such as Due from Banks, Securities Purchased under Resale Arrangements, and Swap related and other collateral, no expected loss is determined based on the credit quality.

Guarantees

ADB provides guarantees under its sovereign and nonsovereign operations. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

For guarantees issued and modified on or after 1 January 2003, ADB recognizes at the inception of a guarantee, a liability for the stand-by obligation to perform on guarantees. A front-end fee on guarantees received is deferred and amortized over the term of the guarantee contract. The unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous on the Balance Sheet. ADB also records a liability for the expected credit losses over the contractual period in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposure on the Balance Sheet.

ADB entered into an exposure exchange agreement (EEA) with another multilateral development bank (MDB). The EEA provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty interest for any period the covered exposure is in non-accrual, and principal when the covered exposure is fully or partially written-off. The EEA transaction is treated as an exchange of two separate financial guarantees (guarantee provided and guarantee received). Under the EEA, (i) ADB provides a guarantee for the sovereign exposures received from the counterpart MDB (ADB as a seller of protection), and (ii) ADB will receive a guarantee for the sovereign exposures transferred to the counterpart MDB (ADB as a buyer of protection).

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Collateral

ADB requires collateral from individual swap counterparties in the form of approved liquid securities or cash to mitigate its credit exposure to these counterparties. Cash collateral received may either be invested by ADB or held with a custodian. Cash that is invested is recorded as INVESTMENTS FOR LIQUIDITY PURPOSE while cash held with a custodian is recorded as cash in OTHER ASSETS. The corresponding obligation to return the cash collateral is recorded as ACCOUNTS PAYABLE AND OTHER LIABILITIES. Collateral received in the form of liquid securities is disclosed in Note J and not recorded on OCR’s Balance Sheet.

Equity Investments — Operations

Investments in equity securities (except those accounted for under equity method) are reported at FV, with changes in FV reported in the Statement of Income and Expenses under NET UNREALIZED GAINS.

Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED GAINS (LOSSES) from equity investments – operation and are measured by the difference between cost and sales proceeds. Previously recognized unrealized gains and losses are reversed upon sale of investments.

ADB applies the equity method of accounting to investments where it has the ability to exercise significant influence such as in limited liability partnerships and certain limited liability companies that maintain a specific ownership account for each investor in accordance with ASC 323-30, “Partnerships, Joint Ventures, and Limited Liability Entities” and direct equity investment that fall under the purview of ASC 323, “Investments—Equity Method and Joint Ventures.”

Variable Interest Entities

ADB complies with ASC 810, “Consolidation.” ASC 810 requires an entity to consolidate and provide disclosures for any Variable Interest Entity (VIE) for which it is the primary beneficiary. An entity is subject to the ASC 810 VIE Subsections and is considered a VIE if it (i) lacks equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) if holders of the equity investment at risk lack decision-making rights about the entity’s activities that most significantly impact the entity’s economic performance; or (iii) do not have the obligation to absorb the expected losses or the right to receive the residual returns of the entity proportionally to their voting rights. ASC 810 defines the primary beneficiary as the entity that both has the (i) power to direct the activities that most significantly impact the economic performance of the VIE and the (ii) obligation to absorb losses or the right to receive residual returns of the entity. As of 31 December 2025 and 2024, ADB did not identify any VIE where ADB was the primary beneficiary, requiring consolidation in OCR financial statements.

ADB’s variable interests can arise from equity investments, loans, guarantees, and other contractual agreements that change with the changes in the FV of the VIE’s net assets exclusive of variable interests. ADB is required to disclose information about its involvement in VIEs where ADB holds significant variable interest (See Note T).

Other Debt Securities — Operations

Investments in other debt securities may be classified as HTM or AFS based on the intent and ability of ADB to hold these securities to maturity. HTM securities are reported at amortized cost while AFS are reported at FV.

Interest income on other debt securities is recognized as earned and reported, net of amortization of applicable premiums and discounts. In cases where front-end fees are collected, the fees are deferred and amortized over the life of the security after offsetting deferred direct origination costs.

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Property, Furniture, and Equipment

Land is stated at cost and is not amortized. Buildings and improvements, and office furniture and equipment are stated at cost and depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense.
Operating Leases

Right-of-use asset mainly pertains to lease of real properties such as offices, buildings and parking lots in field offices. ADB does not have any finance lease. Right-of-use asset is derived from the lease liability, which is the present value of future lease payments using the applicable discount rate, adjusted by prepaid rent and deferred rent. Operating lease expenses are recognized on a straight-line basis.

ADB determines whether a contract contains a lease if the contract conveys the right to control the use of identified property, furniture or equipment for a period of time in exchange for a consideration. ADB has included renewal options in determining the lease term when it is reasonably certain that the renewal option will be exercised. ADB uses its incremental borrowing rate as the discount rate in determining the present value of future lease payments.

Borrowings
Borrowings provide funds for ADB’s operations. ADB diversifies its funding sources across markets, instruments, and maturities. In conjunction, ADB uses currency and interest rate swaps for asset and liability management.

ADB elected to record and report at FV all borrowings that are swapped or are intended to be swapped in the future and selected floating-rate borrowings. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps. Changes in FV are reported in the Statement of Income and Expenses under NET UNREALIZED GAINS. ADB measures the portion of the FV change related to ADB’s own credit spread and presents the amount separately in Accumulated other comprehensive loss.

Remaining borrowings continue to be reported at amortized cost. Discounts, premiums and issuance costs associated with new borrowings are deferred and amortized over the period during which the borrowing is outstanding.
Fair Value of Financial Instruments

ASC 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

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The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting Estimates

The preparation of the financial statements requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates. Judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures (irrevocable commitments and guarantees), the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of benefit obligations.

Accounting and Reporting Developments
In November 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This update requires public business entities (PBEs) to disclose, in the notes to financial statements, detailed information about certain costs and expenses during both interim and annual reporting periods. Specifically, PBEs must present disaggregated data on relevant natural expense categories underlying specific income statement expense line items. These disclosures are to be provided in a tabular format within the financial statement footnotes on both an annual and interim basis. The amendments become effective for annual reporting periods beginning after 15 December 2026, and for interim periods within fiscal years starting after 15 December 2027 (as updated in January 2024 through ASU 2025-01). Early adoption is permitted. ADB is currently assessing the impact of this update on its financial statements.

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”. This update modernizes the accounting treatment for software costs under Subtopic 350-40 by eliminating all references to prescriptive and sequential software development stages. Under the revised guidance, entities must begin capitalizing software costs once management has both authorized and committed to funding the project, and it is probable that the project will be completed and the software will be used to perform its intended function. Additionally, the ASU provides guidance on how to evaluate significant uncertainties related to the software’s development activities when assessing the likelihood of project completion. This ASU is effective for annual periods beginning after 15 December 2027. The guidance can be applied on a prospective basis, a modified basis for in-process projects or on a retrospective basis. ADB is currently evaluating the impact of this update on its financial statements.

In October 2025, the FASB issued ASU 2025-07, “Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract”. This Update introduces targeted refinements to the scope of derivatives guidance in ASC 815 (Issue 1) and clarifies the treatment on share-based payments from a customer under ASC 606 (Issue 2). For Issue 1, the ASU adds a new scope exception for certain contracts that are not traded on an exchange and have an underlying that is based on operations or activities specific to one of the contracting parties. For Issue 2, the ASU clarifies that when an entity is entitled to receive a share-based payment from a customer in exchange for goods or services, such payment should be recognized as noncash consideration within the scope of ASC 606. This ASU is effective for annual periods beginning after 15 December 2026. ADB has elected to early adopt the amendments and will apply them prospectively to contracts entered into on or after 1 January 2026 when evaluating the accounting treatment of relevant embedded features.

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In December 2025, the FASB issued ASU 2025‑10, “Accounting for Government Grants Received by Business Entities”, which establishes comprehensive GAAP guidance for government grants received by business entities. The Update addresses long‑standing diversity in practice by setting recognition and measurement criteria, distinguishing between grants related to assets and those related to income, and specifying presentation and disclosure requirements. The amendments take effect for public business entities for annual reporting periods beginning after 15 December 2028, and one year later for all other entities, with early adoption permitted. Transition options include a modified prospective, modified retrospective, or full retrospective approach. ADB is currently assessing the impact of this Update on its financial statements.
Also in December, the FASB issued ASU 2025‑11, “Interim Reporting (Topic 270): Narrow‑Scope Improvements”—aimed at enhancing the structure and clarity of interim reporting guidance. The amendments reorganize existing disclosure requirements, define what constitutes interim financial statements and notes under GAAP (including SEC considerations where relevant), and introduce a new disclosure principle requiring entities to report material events occurring after the preceding annual reporting period. While the Update improves consistency and usability, it does not expand or reduce current disclosure requirements. The amendments are effective for public business entities for interim periods within annual reporting periods beginning after 15 December 2027, and one year later for all other entities, with early adoption permitted. Entities may apply the amendments prospectively or retrospectively. This Update is not expected to have a significant impact on OCR’s interim financial statements.
Additionally, the FASB issued ASU 2025‑12, “Codification Improvements”, introducing clarifications, corrections, and other minor amendments across a wide range of Topics. These updates are designed to make the Codification easier to navigate and apply, particularly in areas where the original language may have caused confusion. The amendments take effect for all entities for annual reporting periods beginning after 15 December 2026, including the related interim periods. This Update is not expected to have a significant impact on OCR’s financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADB considers that its cash and cash equivalents are limited to (i) DUE FROM BANKS, which consist of current accounts in banks used for operational disbursements, receipt of funds from encashment of members’ promissory notes, and clearing accounts; (ii) swap related collateral, which are cash collateral received by ADB from swap counterparties to mitigate ADB’s credit exposure to these counterparties; and (iii) other collateral.

On the face of the cash flow statement, Swap related and other collateral are presented as a separate line item from DUE FROM BANKS as part of beginning and ending balances of total cash. The movements during the period in the swap related collateral account is classified as cash flow from financing activities and other collateral account is classified as cash flow from investing activities.
NOTE C—RESTRICTIONS ON USE OF CURRENCIES OF MEMBERS
In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. As of 31 December 2025 and 2024, no member has restricted the use by ADB or by any recipient from ADB.

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NOTE D—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

ADB enters into currency and interest rate swaps, and forward rate agreements. Exposure to interest rate risk may be adjusted within defined bands to reflect changing market conditions. These adjustments are made through the purchase and sale of securities.

ADB may engage in securities lending of government or government-related obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities are available to meet ADB’s obligation to counterparties. Included in investments as of 31 December 2025 were securities transferred under securities lending arrangements of government or government-related obligations and corporate obligations totaling $177 million ($153 million – 2024).

ADB records time deposits on the settlement dates and all other investment securities on the trade date. As of 31 December 2025, there were $28 million unsettled sales and uncollected maturities ($37 million – 2024) included under OTHER ASSETS – Miscellaneous and $110 million unsettled purchases ($86 million – 2024) included under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous.

The currency composition of the investment portfolio as of 31 December 2025 and 2024 expressed in US dollars is as follows:

($ million)
Currency	2025	2024
US dollar	$26,126	$22,008
Yen	14,283	10,026
Won	4,905	3,808
Singapore dollar	3,786	1,007
Yuan	3,039	4,557
Euro	2,634	2,434
Others	2,952	2,855
Total	$57,725	$46,695

The FV and amortized cost of the investments by contractual maturity at 31 December 2025 and 2024 are as follows:

($ million)
	2025		2024
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Due in one year or less	$29,506	$29,562	$14,824	$14,857
Due after one year through five years	22,492	22,660	27,734	28,270
Due after five years through ten years	2,535	2,529	2,459	2,599
Due after ten years through fifteen years	2,391	2,389	949	987
Due after fifteen years	801	868	729	830
Total	$57,725	$58,008	$46,695	$47,543

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Additional information relating to investments for liquidity purpose in government or government-related obligations and other securities classified as AFS are as follows:

($ million)
	Amortized	Gross Unrealized
31 December 2025	Cost	Gains	Losses	Fair Value
Government or government-related obligations	$40,273	$100	$(385)	$39,988
Other securities
Corporate obligations	8,828	88	(19)	8,897
Asset/Mortgage-backed securities	1,348	9	(76)	1,281
Total	$50,449	$197	$(480)	$50,166

31 December 2024
Government or government-related obligations	$31,759	$59	$(761)	$31,057
Other securities
Corporate obligations	9,359	48	(84)	9,323
Asset/Mortgage-backed securities	1,823	5	(115)	1,713
Total	$42,941	$112	$(960)	$42,093

For the year ended 31 December:	2025	2024
Change in net unrealized gains and losses from prior year	$565	$209
Proceeds from sales	4,595	3,155
Gross gain on sales	18	8
Gross loss on sales	(14)	(27)

The table below shows the gross unrealized losses and fair value of investments with unrealized losses aggregated by investment category and length of time that individual securities had unrealized loss position as of 31 December 2025 and 2024. There were 99 government or government-related obligations (148 –2024), 141 corporate obligations (411 – 2024), and 151 asset-backed/mortgage-backed securities (161 – 2024) that have been in continuous losses for over one year representing 25.34% (38.65% – 2024) of the total investments.

($ million)
	One year or less		Over one year		Total
2025	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-related obligations	$11,757	$77	$12,904	$308	$24,661	$385
Other securities
Corporate obligations	192	2	1,176	17	1,368	19
Asset/Mortgage-backed securities	19	0	546	76	565	76
Total	$11,968	$79	$14,626	$401	$26,594	$480

2024
Government or government-related obligations	$9,819	$142	$15,623	$619	$25,442	$761
Other securities
Corporate obligations	1,954	14	1,766	70	3,720	84
Asset/Mortgage-backed securities	434	4	659	111	1,093	115
Total	$12,207	$160	$18,048	$800	$30,255	$960
0 = less than $0.5 million.

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As of 31 December 2025, ADB had the intent to hold and was not required to sell the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

Fair Value Disclosure

The fair value of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 31 December 2025 and 2024 are as follows:

($ million)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2025
Investments for liquidity purpose
Government or government-related obligations	$39,988	$36,968	$3,020	$–
Time deposits	7,559	–	7,559	–
Other securities	10,178	7,868	2,310	–
Securities transferred under repurchase agreements	872	872	–	–
Securities purchased under resale arrangements	252	–	252	–
Total at fair value	$58,849	$45,708	$13,141	$–

2024
Investments for liquidity purpose
Government or government-related obligations	$31,057	$28,474	$2,583	$–
Time deposits	4,602	–	4,602	–
Other securities	11,036	7,123	3,913	–
Securities transferred under repurchase agreements	–	–	–	–
Securities purchased under resale arrangements	260	–	260	–
Total at fair value	$46,955	$35,597	$11,358	$–

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-related obligations and corporate obligations. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuations are obtained from independent valuation services, custodians, and asset managers, and are based on discounted cash flow model using market observable inputs, such as interest rates, FX rates, basis spreads, cross currency rates, and volatilities, and unobservable inputs, such as option adjusted spreads, and other techniques. Time deposits are reported at cost, which approximates FV.

NOTE E—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS

ADB has entered into Global Master Repurchase Agreements (GMRA) in which ADB agrees to transfer securities under repurchase agreements. The agreements provide for the right of a party to terminate if any of the specified default and termination events occur and include provisions to offset the sum due from one party against the sum due from the other. All securities transferred under repurchase agreements are investment grade government or government-related securities. ADB monitors periodically the FV of securities transferred against the amount of cash received under the agreement and the counterparty credit exposure against approved limits. ADB only deals with counterparties that meet the required credit rating and have signed a GMRA or its equivalent.

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The gross amounts of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS subject to enforceable master netting agreements as of 31 December 2025 and 31 December 2024 are summarized below.

($ million)
	(a)	(b)		(c) = (a) – (b)
	Gross amount of liabilities	Gross amounts not offset in the balance sheet
	presented in the	Financial	Collateral
	balance sheet	instruments	pledged	Net amount
31 December 2025
Payable under securities repurchase agreements	$881	$872	$–	$9
31 December 2024
Payable under securities repurchase agreements	$–	$–	$–	$–

The contractual maturity of payable under securities repurchase agreements as of 31 December 2025 and 31 December 2024 are summarized below:
($ million)
Remaining contractual maturity of the agreements
31 December 2025	1-30 Days	31-90 Days	> 90 Days	Total
Payable under securities repurchase agreement
Government or government-related obligations	$881	$–	$–	$881

Gross amount of recognized liabilities for repurchase agreements disclosed above				881

Amounts related to agreements not included in offsetting disclosure				$–

31 December 2024
Payable under securities repurchase agreement
Government or government-related obligations	$–	$–	$–	$–

Gross amount of recognized liabilities for repurchase agreements disclosed above				–

Amounts related to agreements not included in offsetting disclosure				$–

NOTE F—LOANS — OPERATIONS

ADB offers sovereign and nonsovereign loans. Sovereign loans consist of regular loans and concessional loans.

ADB’s available loan products are the Flexible Loan Product (FLP) and the local currency loan (LCL) product. The FLP is the primary loan product for sovereign regular OCR and nonsovereign operations.

ADB provides sovereign regular OCR borrowers of FLP loans with options to manage their interest rate and exchange rate risks, while providing low intermediation risk to ADB. Borrowers may request a conversion of all or any portion of the principal amount of the loan through: (i) currency conversion to an approved currency of all or any portion of the principal amount of the loan whether unwithdrawn or withdrawn and outstanding; (ii) an interest rate conversion of all or any portion of the principal amount of the loan withdrawn and outstanding; and (iii) establishment of an interest rate cap or an interest rate collar

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on a floating rate applicable to all or any portion of the principal amount of the loan withdrawn and outstanding.

ADB offers LCLs to sovereign and nonsovereign borrowers in different local currencies which ADB can effectively intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs.

In addition to the FLP loans and LCLs, ADB offers sovereign concessional OCR loans to eligible DMCs. Concessional loans represent the concessional financing to DMCs with (i) per capita gross national income below the International Development Association (IDA) operational cut-off; (ii) least developed countries with per capita gross national income above the IDA operational cut-off; and (iii) per capita gross national income above the IDA operational cut-off with limited or lack of creditworthiness.

Summary statement of loans as of 31 December 2025 which include loans outstanding, undisbursed committed loans, and loans approved not yet committed are shown in OCR-6. The carrying amounts of loan outstanding by loan products as of 31 December 2025 and 2024 are as follows:

($ million)
	Sovereign Loans	Nonsovereign Loans	Total
2025
Flexible loan product	$116,460	$4,591	$121,051
Local currency loans	3,360	2,092	5,452
Pool-based single currency loans (US$)	93	–	93
Concessional loans	35,714	–	35,714
	155,627	6,683	162,310

Fair value adjustment on loans	(939)	–	(939)
Allowance for credit losses	(252)	(316)	(568)
Unamortized direct loan origination cost (front-end fee)—net	299	(39)	260
	(892)	(355)	(1,247)
Loans Outstanding	$154,735	$6,328	$161,063

2024
Flexible loan product	$114,212	$4,172	$118,384
Local currency loans	1,013	1,582	2,595
Pool-based single currency loans (US$)	152	–	152
Concessional loans	33,439	–	33,439
	148,816	5,754	154,570

Fair value adjustment on loans	(411)	–	(411)
Allowance for credit losses	(254)	(286)	(540)
Unamortized direct loan origination cost (front-end fee)—net	279	(34)	245
	(386)	(320)	(706)
Loans Outstanding	$148,430	$5,434	$153,864

Prepayments

During 2025, ADB received prepayments for 27 loans (24 loans – 2024) amounting to $586 million ($816 million – 2024), of which $479 million ($606 million – 2024) was for regular sovereign loans, $2 million (nil – 2024) was for concessional loans, and $105 million ($210 million – 2024) was for nonsovereign loans.

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Past Due Loans

An analysis of the age of the recorded loans outstanding that are past due as of 31 December 2025 and 2024 is as follows:

($ million)
	Overdue Loan Service Payments
	1-90 Days	91-180 Days	> 180 Days	Total Past Due	Current	Total
2025
Sovereign loans
Regular	$0	$–	$–	$0	$119,913	$119,913
Concessional	3	5	23	31	35,683	35,714
Subtotal	3	5	23	31	155,596	155,627
Nonsovereign loans	8	2	52	62	6,621	6,683
Total	$11	$7	$75	$93	$162,217	162,310
Fair value adjustment on loans						(939)
Allowance for credit losses						(568)
Unamortized loan origination cost—net						260
Loans Outstanding						$161,063
0 = less than $0.5 million. Notes: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,321 million.

($ million)
	Overdue Loan Service Payments
	1-90 Days	91-180 Days	> 180 Days	Total Past Due	Current	Total
2024
Sovereign loans
Regular	$–	$–	$–	$–	$115,377	$115,377
Concessional	2	4	10	16	33,423	33,439
Subtotal	2	4	10	16	148,800	148,816
Nonsovereign loans	3	2	44	49	5,705	5,754
Total	$5	$6	$54	$65	$154,505	154,570
Fair value adjustment on loans						(411)
Allowance for credit losses						(540)
Unamortized loan origination cost—net						245
Loans Outstanding						$153,864
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,427 million.

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Loans in Non-Accrual Status

The following table provides a summary of financial information related to loans in non-accrual status:

($ million)
	2025	2024
As of 31 December:
Amortized cost basis of loans in non-accrual status[a]
Sovereign
Regular	$–	$–
Concessional	509	486
Nonsovereign	92	98
Total	$601	$584

Loans past due for more than 90 days not in non-accrual status
Sovereign
Regular	$–	$–
Concessional	–	–
Nonsovereign	–	–
Total	$–	$–

For the years ended 31 December:
Interest income recognized on payments received for loans in non-accrual status
Sovereign
Regular	$–	$–
Concessional	–	6
Nonsovereign	2	–
Total	$2	$6
a A loan loss provision has been recorded against each of the loans in non-accrual status.

Fair Value Adjustment on Loans
Fair value adjustments on loans involve recognizing the loans at their fair value (FV) at initial recognition and, where applicable, upon subsequent loan modifications, as required under applicable accounting standards.

On 1 January 2017, concessional loans from ADF were transferred to OCR at FV. The FV of the ADF loan was approximated by the nominal value of the loan outstanding amount adjusted for credit risk, which was measured by the expected loss of the ADF loan portfolio based on ADB credit risk management framework. The resulting fair value adjustment on the transferred concessional loans amounted to $281 million and is recognized as income over the life of the loans based on their maturity structure and as the loan service payments are received. As of 31 December 2025, the unamortized balance of the FV adjustment on concessional loans was $140 million ($154 million – 2024).

During the year ended 31 December 2025, additional fair value adjustments were recognized on 23 regular OCR loans as a result of loan conversion that required revaluation of the loans to reflect the prevailing market conditions at the conversion dates. This resulted in fair value adjustments of $644 million during the year, and are amortized during the remaining term of the loans. As of 31 December 2025, the unamortized balance of the FV adjustment on converted loans was $799 million ($257 million – 2024)

Credit Quality Information
ADB is exposed to credit risks in the loan portfolio if a borrower defaults or its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by borrowers under the terms of the contract. ADB manages credit risk for lending operations by monitoring creditworthiness of the borrowers and the capital adequacy framework.

OCR-9

continued

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risk and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB has a process of assigning internal ratings to provide more accurate inputs for risk measurements. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit quality in the portfolio.

The amortized cost basis by origination year and internal risk rating for loans as of 31 December 2025 and 2024 is as follows:

($ million)
		31 December 2025
		Origination Year						Private sector
Risk Class	Risk Rating	2025	2024	2023	2022	2021	Prior	programs	Total

Sovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	$2,026	$4,647	$5,036	$4,665	$6,871	$52,512	$–	$75,757
Medium credit risk	6–8 (BB+ to BB–)	867	1,080	394	946	930	15,493	–	19,710
Significant credit risk	9–10 (B+ to B)	1,314	1,466	2,214	1,603	2,256	19,448	–	28,301
High credit risk and non-accrual	11–14 (B– to D)	1,167	1,958	1,357	2,454	2,430	21,853	–	31,219
Total Sovereign Loans		5,374	9,151	9,001	9,668	12,487	109,306	–	154,987

Nonsovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	25	483	105	97	–	1,085	50	1,845
Medium credit risk	6–8 (BB+ to BB–)	179	716	608	196	136	586	97	2,518
Significant credit risk	9–10 (B+ to B)	191	244	124	103	20	648	115	1,445
High credit risk and non-accrual	11–14 (B– to D)	–	16	73	9	25	696	17	836
Total Nonsovereign Loans		395	1,459	910	405	181	3,015	279	6,644

Total		$5,769	$10,610	$9,911	$10,073	$12,668	$112,321	$279	$161,631
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,321 million.

($ million)
		31 December 2024
		Origination Year						Private sector
Risk Class	Risk Rating	2024	2023	2022	2021	2020	Prior	programs	Total

Sovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	$1,721	$4,464	$3,982	$6,594	$9,902	$46,925	$–	$73,588
Medium credit risk	6–8 (BB+ to BB–)	33	16	104	430	408	10,413	–	11,404
Significant credit risk	9–10 (B+ to B)	2,088	1,949	2,220	2,704	3,527	21,203	–	33,691
High credit risk and non-accrual	11–14 (B– to D)	1,651	1,237	2,439	2,222	2,518	19,934	–	30,001
Total Sovereign Loans		5,493	7,666	8,745	11,950	16,355	98,475	–	148,684
Gross write-offs		–	–	–	–	–	10	–	10

Nonsovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	(1)	122	232	–	47	973	82	1,455
Medium credit risk	6–8 (BB+ to BB–)	248	303	322	202	157	870	47	2,149
Significant credit risk	9–10 (B+ to B)	64	243	119	17	96	526	92	1,157
High credit risk and non-accrual	11–14 (B– to D)	14	65	9	11	–	848	12	959
Total Nonsovereign Loans		325	733	682	230	300	3,217	233	5,720
Gross write-offs		–	–	–	–	–	65	–	65
Total		$5,818	$8,399	$9,427	$12,180	$16,655	$101,692	$233	$154,404
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,427 million.

OCR-9

continued

No nonsovereign loans were written off in 2025.

ADB’s private sector programs include the Trade and Supply Chain Finance and Microfinance programs. No private sector programs were converted to term loans during the years ended 31 December 2025 and 2024.

ADB’s internal risk ratings are reviewed at least annually for sovereign and nonsovereign exposures and may be revised based on the availability of new/updated information. ADB’s internal risk ratings are mapped into the corresponding PD for sovereign and nonsovereign borrowers based on ADB’s risk rating model.

As of 31 December 2025, ADB’s loan and guarantee portfolios had a significant concentration of credit risk to Asia and the Pacific region. The credit exposure determined based on FV amounted to $164,847 million ($156,814 million – 2024).

Allowance for Credit Losses

The allowance for credit losses is estimated over the remaining contractual term (lifetime) of the loan and recorded at signing of the loan agreement. EAD for the outstanding principal balances over the remaining lifetime is estimated based on the contractual amortization schedule and projected prepayments considering historical experience. Estimating the lifetime expected loss is broken down into two periods: reasonable and supportable period which is based on reasonable forecasts of future credit quality; and the reversion and post-reversion period which is based on historical loss experience.

Credit quality and default probabilities are estimated to move in conjunction with the credit cycle as such, expected losses from default move in line with credit trends and current economic conditions. A reasonable and supportable period of three years is used, based on the availability of macroeconomic variables, while a reversion period of four years is used, based on the cyclical credit upturns and downturns of the economy.

Sovereign loans have credit risk that a sovereign borrower or guarantor will default on its loan or guarantee obligations. ADB’s sovereign regular OCR loan operations have experienced no loss of principal. Sovereign borrowers that previously had delayed payments eventually repaid and returned their loans to accrual status. Nonsovereign loans have credit risk that a borrower will default on loan or guarantee obligations for which ADB does not have recourse to a sovereign entity. While the balance of nonsovereign loans is smaller than the sovereign loans, the credit risks could be larger.

In estimating the PD, ADB considered past events such as historical default frequencies as reported by multilateral development banks and international rating agencies, current risk rating, and reasonable and supportable forecasts of macroeconomic factors such as nominal GDP, per capita GDP, budget balance, international reserves, and others. Sovereign PD is based on sovereign borrowers’ historical default data to multilateral development banks. Sovereign LGD is calculated based on non-accrual data from the historical default experiences. Nonsovereign PD and LGD are published by leading international rating agencies. PDs for sovereign loans, and PDs and LGDs for nonsovereign loans are updated annually.

For sovereign LGD, ADB has a different loss experience compared with commercial lenders in a sovereign default event as evidenced in its historical non-accrual events. Historically, the sovereign loans put under non-accrual status were eventually fully repaid and ADB has not written off any sovereign loans except for those under the Heavily Indebted Poor Countries Initiative (HIPC) launched by the IDA and IMF. However, ADB does not charge interest on overdue interest payments during the arrears period. Therefore, LGD for sovereign loans is calculated as the estimated time value of money loss from the expected delay in loan service payments.

When loans are considered impaired, they are individually reviewed and assessed to determine the expected credit losses using appropriate methods, including discounted cash flow method.

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continued

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on loans outstanding for the years ended 31 December 2025 and 2024, are as follows:

($ million)
	2025			2024
	Sovereign	Nonsovereign		Sovereign	Nonsovereign
	Loans	Loans	Total	Loans	Loans	Total
Beginning balance	$254	$286	$540	$271	$381	$652
(Release of provision)
Provision	(2)	30	28	(7)	(30)	(37)
Write-off	–	–	–	(10)[a]	(65)	(75)
Ending balance	$252	$316	$568	$254	$286	$540
a Represents write-off of provision for HIPC debt relief to Afghanistan.

For the years ended 31 December 2025 and 2024, there were no loan modifications for borrowers facing financial difficulties.

Liability for Credit Losses

ADB recognizes expected credit losses for undisbursed loan commitments as these cannot be cancelled by ADB unconditionally. EAD for undisbursed commitments is estimated based on projected disbursements, prepayments, cancellations considering historical experience, and contractual amortization schedule. The credit losses are determined based on the same methodology that is used for loans. As of 31 December 2025, the amount of liability for credit losses on undisbursed loan commitments was $83 million ($64 million – 2024) and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure
ADB does not sell its sovereign loans. As of 31 December 2025 and 2024, all loans are carried at amortized cost.

The carrying amount and FV of loans outstanding at 31 December 2025 and 2024 are as follows:

($ million)
	2025		2024
	Carrying Value	Fair Value	Carrying Value	Fair Value
Sovereign – Regular	$119,277	$119,937	$115,261	$115,799
Sovereign – Concessional	35,458	35,458	33,169	33,169
Nonsovereign	6,328	6,391	5,434	5,468
Total	$161,063	$161,786	$153,864	$154,436

OCR-9

continued
The FV hierarchy of ADB loans as of 31 December 2025 and 2024 is as follows:

($ million)
	2025	2024
Level 1	$–	$–
Level 2	–	–
Level 3	161,786	154,436
Total fair value	$161,786	$154,436

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB’s sovereign and nonsovereign borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and/or loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances. These loans are not recorded in OCR’s Balance Sheet.

Loans administered by ADB on behalf of participating institutions during the years ended 31 December 2025 and 2024 are as follows:

($ million)
	2025		2024
	Amount	No. of Loans	Amount	No. of Loans
Sovereign loans	$7,015	76	$4,164	66
Nonsovereign loans	3,327	114	3,049	103
Total	$10,342	190	$7,213	169

NOTE G—GUARANTEES — OPERATIONS

ADB provides project guarantees and guarantees under its private sector programs. While counter-guarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counter-guarantee. ADB also seeks risk-sharing arrangements that set ADB’s net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counter-guarantee takes the form of a counter-guarantor’s agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Tenors of guarantees are subject to risk considerations and market conditions. They should normally not exceed the maximum tenor of ADB’s ordinary capital resources lending operations, as may be adjusted from time to time, and there is no minimum tenor. In some cases however, guarantees may be for short tenors if the underlying obligations are short term, such as trade-related products.

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continued

The maximum potential exposure and outstanding amounts of these guarantee obligations as of 31 December 2025 and 2024 covered:

($ million)
	2025		2024
	Maximum Potential Exposure	Outstanding Amount	Maximum Potential Exposure	Outstanding Amount
Project
Sovereign
with counterguarantee	$533	$519	$33	$–
without counterguarantee	357	300	427	344
	890	819	460	344
Nonsovereign
with counterguarantee	76	33	81	35
without counterguarantee	100	44	99	46
	176	77	180	81
Subtotal	1,066	896	640	425
Private Sector Programs
Nonsovereign
with counterguarantee	875	875	964	964
without counterguarantee	1,290	1,290	989	989
Subtotal	2,165	2,165	1,953	1,953

Exposure Exchange Agreement	9,000	9,000	6,000	6,000
Total	$12,231	$12,061	$8,593	$8,378

The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed and outstanding as of the end of the year, exclusive of the standby portion.

ADB entered into an EEA with other MDBs which is recognized as financial guarantees in the financial statements. As of 31 December 2025, outstanding amount of guarantee provided under EEA amounted to $9.0 billion ($6.0 billion – 2024).

As of 31 December 2025, a total liability of $472 million ($331 million – 2024) relating to standby ready obligations for nine credit risk guarantees (eight – 2024) and one political risk guarantees (one – 2024)2 is reported in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous on the Balance Sheet for all guarantees issued after 31 December 2002. Of this amount, $430 million ($293 million – 2024) pertains to EEA.

Credit Quality Information

For guarantees, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note F). The risk ratings are used to monitor the credit quality of guarantees.

[2]
ADB provides two primary guarantee products – a credit guarantee and a political risk guarantee. ADB’s credit guarantee is designed as credit enhancements for eligible projects to cover risks that the project and its commercial cofinancing partners cannot easily absorb or manage on their own. ADB also provides political risk guarantees to cover specifically defined political risks such as expropriation, currency inconvertibility or non-transfer. Reducing these risks can make a significant difference in mobilizing private sector financing for projects.

OCR-9
continued

Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the contractual lifetime of guarantees. The credit losses are estimated based on the same methodology that is used for loans (See Note F). The liability for credit losses on off-balance sheet exposures for guarantees is reviewed quarterly, and the amount to adjust the liability is recorded in the Statement of Income and Expenses as Provision for credit losses.

As of 31 December 2025, a liability of $56 million ($56 million – 2024) for the expected credit losses from guarantees have been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

As of 31 December 2025 and 2024, all of ADB’s future guarantee receivables and guarantee liabilities are classified as Level 3 within the FV hierarchy.
Future guarantee receivables and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified under Level 3. An increase (decrease) in discount rates generally results in a decrease (increase) in the FV of the guarantees.

The valuation technique and significant unobservable quantitative input for guarantee receivables/ guarantee liabilities classified as Level 3 as of 31 December 2025 and 2024 are summarized below:

	Unobservable
Valuation Technique	Input	2025	2024
Discounted cash flows	Discount rates	2.22%	2.22%

The following table presents the changes in the carrying amounts of ADB’s Level 3 future guarantee receivable and liability for the years ended 31 December 2025 and 2024:

($ million)
	2025		2024
	Receivable	Liability	Receivable	Liability
Balance, 1 January	$331	$331	$207	$207
Issuances	193	203	172	172
Amortization	(60)	(62)	(48)	(48)
Balance, 31 December	$464	$472	$331	$331
Note: There were no realized/unrealized gains and losses included in earnings and other comprehensive income (loss).

NOTE H—EQUITY INVESTMENTS — OPERATIONS

ADB’s equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through private equity funds.

Breakdown of equity investments as of 31 December 2025 and 2024 are as follows:

($ million)
	2025	2024
Equity method	$1,429	$1,254
Fair value method	563	373
Total	$1,992	$1,627

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continued

Additional information relating to equity investments reported at FV as of 31 December 2025 and 2024 are as follows:

($ million)
	2025	2024
As of 31 December
Cost	$512	$333
Fair value	563	373
Gross unrealized gains	118	98
Gross unrealized losses	(67)	(58)
For the years ended 31 December:
Net unrealized gains (losses)	$9	$(20)
Net realized gains	8	13
Net gains (losses)	$17	$(7)

As of 31 December 2025, approved equity investments that have not been committed/signed amounted to $108 million ($14 million – 2024) and committed/signed equity investments that have not been disbursed amounted to $802 million ($761 million – 2024).
Fair Value Disclosure

ADB’s equity investments reported at FV as of 31 December 2025 were $563 million ($373 million – 2024). Equity investments with readily determinable market prices are valued using quoted prices in active markets and are classified as Level 1. Equity investments valued using inputs other than quoted prices within Level 1 that are observable, such as prices of recent investments, are classified as Level 2. Equity investments valued with financial models using unobservable inputs are classified as Level 3.

The FV hierarchy of ADB’s equity investments at FV as of 31 December 2025 and 2024 is as follows:

($ million)
	2025	2024
Level 1	$192	$96
Level 2	61	124
Level 3	310	153
Total equity investments at fair value	$563	$373

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continued

The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of 31 December 2025 and 2024 are presented below.

Valuation Technique	Fair Value ($ million)	Unobservable Inputs	Range (Weighted Average)[a]
2025
Discounted cash flow	$70	Discount rate	10.8% – 23.6% (16.20%)
Comparable valuations	173	Price-to-book multiples	0.50x – 1.10x (0.92x)
		EV/EBITDA	12.40x – 12.70x (12.44x)
Net asset value	67	Discount	(40%)
	$310
2024
Discounted cash flow	$19	Discount rate	13.4% – 14.6% (14.24%)
Comparable valuations	85	Price-to-book multiples	0.50x – 1.10x (0.92x)
		EV/EBITDA	(17.50x)
Net asset value	49	Discount	(40%)
	$153

EV/EBITDA = enterprise value/earnings before interest, taxes, depreciation, and amortization.
a Unobservable inputs were weighted by the relative fair value of the instruments.

An increase (decrease) in the discount rate, independently, will decrease (increase) the FV of equity investments. Conversely, significant increase (decrease) in price-to-book multiples, price-to-earnings multiples and EV/Revenue will generally increase (decrease) the FV of the equity investments. The valuation techniques used for four Level 2 equity investments were changed in 2025 (two Level 2 and two Level 3 – 2024) to reflect a more relevant FV measurement.

The following table presents the changes in the carrying amounts of ADB’s Level 3 equity investments for the years ended 31 December 2025 and 2024:

($ million)
	Equity investments under FV Method
	2025	2024
Balance, beginning of year	$153	$240
Transfer into Level 3	95	34
Disbursement	53	0
Divestment	(7)	(48)
Reclassified out of Level 3	-	(24)
Total unrealized (losses) gains
Included in earnings[a]	15	(44)
Included in other comprehensive income (loss)[b]	1	(5)
Balance, end of year	$310	$153

The amount of total (losses) gains for the year included in earnings attributable to the change in unrealized gains or losses relating to assets still held at reporting date[a]	$17	$(41)
0 = less than $0.5 million.
a Included in net unrealized gains (OCR-2).
b Included in accumulated translation adjustments (Note N).

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continued

NOTE I—OTHER DEBT SECURITIES — OPERATIONS

ADB’s financial assistance to DMCs may be made by way of subscription to an entity’s debt instruments such as bonds and debentures issued for the purpose of financing development projects. As of 31 December 2025 and 2024, AFS and HTM other debt securities are as follows:

($ million)
	2025	2024
Available for sale	$116	$120
Held-to-maturity	457	515
	573	635
Allowance for credit losses	(21)	(14)
Total	$552	$621

The amortized cost and FV of the outstanding other debt securities by contractual maturity as of 31 December 2025 and 2024 are presented below:

($ million)
	2025		2024
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year or less	$62	$82	$179	$202
Due after 1 year through 5 years	419	415	411	407
Due after 5 years through 10 years	89	73	48	35
Due after 10 years through 15 years	–	–	–	–
Due after 15 years through 20 years	–	1	–	1
Total	$570	$571	$638	$645

Credit Quality Information

For HTM debt securities, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note F). The risk ratings are used to monitor the credit quality of HTM debt securities.

The amortized cost basis by origination year and internal risk rating for HTM debt securities as of 31 December 2025 and 2024 is as follows:

($ million)
				31 December 2025
				Origination Year
Risk Class	Risk Rating	2025	2024	2023	2022	2021	Prior	Total
Low credit risk	1-5 (AAA to BBB–)	$–	$–	$–	$9	$–	$–	$9
Medium credit risk	6-8 (BB+ to BB–)	99	32	75	19	31	65	321
Significant credit risk	9-10 (B+ to B)	23	12	–	–	–	–	35
High credit risk and non-accrual	11-14 (B– to D)	–	–	–	–	–	92	92
Total		$122	$44	$75	$28	$31	$157	$457
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $11 million.

OCR-9

continued

($ million)
				31 December 2024
				Origination Year
Risk Class	Risk Rating	2024	2023	2022	2021	2020	Prior	Total
Low credit risk	1-5 (AAA to BBB–)	$–	$–	$10	$–	$–	$–	$10
Medium credit risk	6-8 (BB+ to BB–)	24	92	25	40	38	172	391
Significant credit risk	9-10 (B+ to B)	12	7	7	–	–	–	26
High credit risk and non-accrual	11-14 (B– to D)	–	–	–	–	–	88	88
Total		$36	$99	$42	$40	$38	$260	$515

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $12 million.

Internal risk ratings of HTM debt securities are updated annually and may be revised based on the availability of new/updated information. Internal risk ratings are mapped into the corresponding probability of default for issuers of HTM debt securities based on ADB’s risk rating model.

Allowance for Credit Losses

Expected credit loss is measured as the product of the EAD, the PD, and the LGD. EAD for HTM debt securities are based on amortized costs. Recognition and measurement of expected credit loss for HTM debt securities follows the same assumptions, procedure and timing as expected credit loss for loans (See Note F).

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on outstanding other debt securities during the years ended 31 December 2025 and 2024 are as follows:

($ million)
	2025	2024
Balance, beginning of year	$14	$4
Provision	7	10
Balance, end of year	$21	$14
Past Due Status and Non-Accrual Status

ADB places HTM debt securities in non-accrual status when the principal, interest, or other charges are overdue by more than 180 days or in case of securities that are not yet overdue by more than 180 days, when there is expectation that interest and other charges will not be collected when they become due, at the point when such information is known. Interest on non-accruing HTM debt securities is included in revenue only to the extent that payments have been received by ADB.

As of 31 December 2025 and 2024, there are no HTM debt securities that are past due or in non-accrual status.

Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the undisbursed portion of HTM debt securities. The credit losses are estimated based on the same methodology that is used for loans (See Note F). The liability for credit losses on off-balance sheet exposures for HTM debt securities is reviewed quarterly, and the amount to adjust the liability is recorded in net income as Provision for credit losses.

OCR-9
continued

As of 31 December 2025, the amount of liability for credit losses on undisbursed HTM debt securities commitments was $5 million ($1 million – 2024) and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

The hierarchy of FV of ADB’s other debt securities as of 31 December 2025 and 2024 is as follows:

($ million)
	2025	2024
Level 1	$106	$95
Level 2	–	15
Level 3	465	535
Total at fair value	$571	$645

There are two AFS other debt security classified as Level 3 as of 31 December 2025 (two – 2024).

The valuation technique and significant unobservable input for AFS other debt securities classified as Level 3 as of 31 December 2025 and 2024 are as follows:

		Range (Average)[a]
Valuation Technique	Unobservable Inputs	2025	2024
Discounted cash flows	Discount rate	20.45%	18.30
Scenario-based financial model	Future cash flows	88.51%	79.00% to 96.00% (80.00%)
a Average represents the arithmetic average of the unobservable inputs.

Significant increase (decrease) in the discount rate, independently, will generally decrease (increase) the FV of the debt securities. The valuation technique used for one Level 2 ODS was changed in 2024 to reflect a more relevant FV measurement. The transfer into Level 3 in 2024 was due to change of valuation method from price of recent investment to discounted cash flow.

The following table presents the changes in the carrying amounts of ADB’s Level 3 other debt securities at fair value method for the years ended 31 December 2025 and 2024:

($ million)
	2025	2024
Balance, beginning of year	$10	$–
Transfer into Level 3	–	10
Total unrealized income (losses) included in accumulated other comprehensive income (loss)[a]	0	(0)
Balance, end of year	$10	$10

The amount of total income (losses) for the period included in other comprehensive income attributable to the change in net unrealized gains or losses[a] relating to assets still held at the reporting date	$0	$(0)
0 = less than $0.5 million.
a Included in unrealized holding (losses) gains from other debt securities — operations and accumulated translation adjustments (Note N).

OCR-9

continued

Additional information relating to other debt securities classified as AFS are as follows:
($ million)
	2025	2024
As of 31 December
Amortized cost	$113	$123
Fair value	116	120
Gross unrealized gains	5	1
Gross unrealized losses	(2)	(4)

For the year ended 31 December
Change in net unrealized gains or losses from prior year	6	2
As of 31 December 2025, ADB had the intent to hold and was not required to sell the AFS other debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

NOTE J—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments such as interest rate swaps, currency swaps, and foreign exchange swaps and forwards for asset and liability management of individual positions and portfolios. The FV of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Borrowings are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific borrowings. The terms of ADB’s interest rate swap, and currency swap agreements usually match the terms of particular borrowings. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Investments for liquidity purpose are interest rate, currency, FX swaps, and forward contracts that ADB has entered into for the purpose of hedging specific investments. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Loans – Operations are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific loans or a portfolio of loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and future requirements.

Future dated derivatives as of 31 December 2025 amounted to $22 million for derivative assets ($620 million – 2024) and $16 million for derivative liabilities ($477 million – 2024).

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continued
Fair Value Disclosure

The FV hierarchy of ADB’s derivatives and the balance sheet location as of 31 December 2025 and 2024 are as follows:

($ million)
	Balance Sheet Location	Fair Value Measurements
		Total	Level 1	Level 2	Level 3
2025
Assets
Borrowings related derivatives	Derivative Assets
Currency swaps	- Borrowings	$75,151	$–	$71,762	$3,389
Interest rate swaps		599	–	597	2
Investments related derivatives	Derivative Assets
Currency swaps	- Investments for	20,429	–	20,429	–
Interest rate swaps	liquidity purpose	276	–	276	–
Foreign exchange swaps		8,676	–	8,676	–
Foreign exchange forward		173	–	173	–
Loans related derivatives	Derivative Assets
Currency swaps	- Loans — Operations	17,198	–	17,198	–
Interest rate swaps		193	–	193	–
Total assets at fair value		$122,695	$–	$119,304	$3,391

Liabilities
Borrowings related derivatives	Derivative Liabilities
Currency swaps	- Borrowings	$76,068	$–	$76,068	$–
Interest rate swaps		2,559	–	2,559	0
Investments related derivatives	Derivative Liabilities
Currency swaps	- Investments for	19,070	–	19,070	–
Interest rate swaps	liquidity purpose	80	–	80	–
Foreign exchange swaps		8,271	–	8,271	–
Foreign exchange forward		175	–	175	–
Loans related derivatives	Derivative Liabilities
Currency swaps	- Loans — Operations	15,444	–	11,918	3,526
Interest rate swaps		57	–	57	–
Total liabilities at fair value		$121,724	–	$118,198	$3,526
0 = less than $0.5 million.

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continued
($ million)
	Balance Sheet	Fair Value Measurements
	Location	Total	Level 1	Level 2	Level 3
2024 Assets
Borrowings related derivatives	Derivative Assets
Currency swaps	- Borrowings	$61,141	$–	$58,608	$2,533
Interest rate swaps		143	–	143	0
Foreign exchange swaps		588	–	588	–
Investments related derivatives	Derivative Assets
Currency swaps	- Investments for	16,485	–	16,485	–
Interest rate swaps	liquidity purpose	299	–	299	–
Foreign exchange swaps		9,077	–	9,077	–
Foreign exchange forward		201	–	201	–
Loans related derivatives	Derivative Assets
Currency swaps	- Loans — Operations	17,415	–	17,415	–
Interest rate swaps		256	–	256	–
Total assets at fair value		$105,605	$–	$103,072	$2,533

Liabilities
Borrowings related derivatives	Derivative Liabilities
Currency swaps	- Borrowings	$66,502	$–	$66,502	$–
Interest rate swaps		4,615	–	4,614	1
Foreign exchange swaps		586	–	586	–
Investments related derivatives	Derivative Liabilities
Currency swaps	- Investments for	14,388	–	14,388	–
Interest rate swaps	liquidity purpose	99	–	99	–
Foreign exchange swaps		8,599	–	8,599	–
Foreign exchange forward		206	–	206	–
Loans related derivatives	Derivative Liabilities
Currency swaps	- Loans — Operations	14,698	–	12,986	1,712
Interest rate swaps		123	–	123	–
Total liabilities at fair value		$109,816	$–	$108,103	$1,713
0 = less than $0.5 million.

ADB uses discounted cash flow models in determining FV of derivatives. Market inputs, such as yield curves, FX rates, cross currency basis spreads, yield basis spread, interest rates and FX volatilities and correlation are obtained from market data providers and brokers and applied to the models. ADB has a process to validate the appropriateness of the models and inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding.

The valuation technique and quantitative information on significant unobservable inputs used in valuing ADB’s derivative instruments classified as Level 3 as of 31 December 2025 and 2024 are presented below:

Valuation	Unobservable	Range (Weighted Average)[a]
Technique	Inputs	2025	2024
Discounted cash flows	Basis swap spreads	-0.3% to 33.63% (-97.7%)	-0.47% to 38.83% (6.05%)
[a]	Unobservable inputs were weighted by the relative fair value of the instruments.

A significant increase (decrease) in the basis swap spread will generally decrease (increase) the FV of derivatives.

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continued
The following tables present the changes in the carrying amounts of ADB’s Level 3 derivative assets and derivative liabilities for the years ended 31 December 2025 and 2024:

($ million)
	Borrowings related derivatives		Loans related derivatives

2025	Assets	Liabilities	Assets	Liabilities

Balance, beginning of year	$2,533	$(1)	$–	$(1,712)
Total realized/unrealized (losses) gains
Included in earnings	232	1	–	(304)
Included in other comprehensive income (loss)[b]	145	0	–	(8)
Issuances	1,072	–		(2,057)
Maturities/Redemptions	(591)	–	–	555
Balance, end of year	$3,391	$(0)	$–	$(3,526)
The amount of total gains (losses) for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$6	$1	$–	$(222)
2024
Balance, beginning of year	$2,083	$(1)	$0	$(913)
Total realized/unrealized gains (losses)
Included in earnings	(57)	(0)	(0)	(41)
Included in other comprehensive income (loss)[b]	(112)	0	–	27
Issuances	1,073	–	–	(910)
Maturities/Redemptions	(454)	–	–	125
Balance, end of year	$2,533	$(1)	$0	$(1,712)
The amount of total (losses) gains for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$(21)	$(0)	$0	$(39)
0 = less than $0.5 million.
[a]	Included in net unrealized gains (OCR-2).
[b]	Included in accumulated translation adjustments (Note N).

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continued
Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the FV of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)
	Location of Gain (Loss) recognized in	Amount of Gain (Loss) recognized in Income (Expenses) on Derivatives
	Income (Expenses) on Derivatives	2025	2024
Borrowings related derivatives
Currency swaps	Borrowing and related expenses	$(621)	$(1,320)
	Net Realized Gains (Losses)	(10)	0
	Net Unrealized Gains	177	692
Interest rate swaps	Borrowing and related expenses	(1,481)	(2,848)
	Net Unrealized Gains	2,092	328
Foreign exchange swaps	Borrowing and related expenses	1	–
		$158	$(3,148)
Investments related derivatives
Currency swaps	Revenue from investments for liquidity purpose	$605	$720
	Net Unrealized Gains	86	(18)
Interest rate swaps	Revenue from investments for liquidity purpose	55	83
	Net Unrealized Gains	(26)	(11)
	Net Realized Gains (Losses)	(2)	1
Foreign exchange swaps	Revenue from investments for liquidity purpose	281	313
	Net Unrealized Gains	(1)	5
Foreign exchange forwards	Net Unrealized Gains	(0)	(1)
		$998	$1,092
Loans related derivatives
Currency swaps	Revenue from Loans ─ Operations	$1,021	$1,168
	Net Unrealized Gains	138	(367)
Interest rate swaps	Revenue from Loans ─ Operations	19	30
	Net Unrealized Gains	1	(34)
		$1,179	$797
0 = less than $0.5 million.

Counterparty Credit Risks

ADB undertakes derivative transactions with its eligible counterparties and transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all investment securities and their derivatives, ADB manages credit risks by following the policies set forth in the Investment Authority and other risk management guidelines. ADB has a potential risk of loss if the derivative counterparty fails to perform its obligations. In order to reduce credit risk, ADB transacts with counterparties eligible under ADB’s swap guidelines which include a requirement that the counterparties have at least a credit rating of A– or higher and generally requires entering into master swap agreements which contain legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

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continued
Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven thresholds. As of 31 December 2025, ADB had received collateral of $2,599 million ($1,053 million – 2024) in connection with the swap agreements, comprising of $1,227 million ($827 million – 2024) in cash included under swap related and other collateral in the balance sheet and $1,372 million ($226 million – 2024) in liquid securities.

ADB has entered into several agreements with its derivative counterparties under the International Swaps and Derivatives Association (ISDA) Master Agreement and the Master Agreement of the National Association of Financial Market Institutional Investors. The agreements provide for the right of a party to terminate the derivative transaction if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where (i) the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at the minimum credit rating level negotiated with the relevant counterparty, or (ii) such indebtedness ceases to be rated by any international credit rating agencies. If ADB’s counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement absent of local market constraints) and an amount equal to its gross liability position with each counterparty (in the case of counterparties without enforceable netting agreement).

ADB has elected not to offset any derivative instruments by counterparty in the balance sheet. Gross amounts of DERIVATIVE ASSETS and DERIVATIVE LIABILITIES not offset in the balance sheet that are subject to enforceable master netting arrangements as of 31 December 2025 and 2024 are as follows: (See Note E for PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS)

($ million)
	2025		2024
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross amount presented in the balance sheet	$122,695	$(121,724)	$105,605	$(109,816)
Gross amounts not offset in the balance sheet
Financial instruments	(120,173)	120,173	(104,561)	104,561
Collateral received[a]	(2,371)	–	(728)	–
Net amount[b]	$151	$(1,551)	$316	$(5,255)
[a]	Includes cash and securities collateral used to cover positive marked-to-market exposures.
[b]	ADB is not required to post collateral to counterparties when it is in a net liability position.

NOTE K—PROPERTY, FURNITURE, AND EQUIPMENT

Property, furniture and equipment includes (i) land; (ii) buildings and improvements; (iii) office furniture and equipment; and (iv) right-of-use asset. Breakdown as of 31 December 2025 and 2024 is as follows:

($ million)
	2025	2024
Land	$10	$10
Buildings and improvements	114	121
Office furniture and equipment	156	127
Right-of-use asset	56	51
Total	$336	$309

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continued

Changes during 2025 and 2024, as well as information pertaining to accumulated depreciation, of buildings and improvements, office furniture and equipment are as follows:

($ million)
	2025		2024
	Buildings and Improvements	Office Furniture and Equipment	Buildings and Improvements	Office Furniture and Equipment
Cost:
Balance, 1 January	$348	$400	$333	$351
Additions during the year	12	61	15	65
Disposals during the year	(0)	(7)	(0)	(16)
Balance, 31 December	360	454	348	400

Accumulated Depreciation:
Balance, 1 January	(227)	(273)	(211)	(265)
Depreciation during the year	(19)	(32)	(16)	(24)
Disposals during the year	0	7	0	16
Balance, 31 December	(246)	(298)	(227)	(273)
Net Book Value, 31 December	$114	$156	$121	$127
0 = less than $0.5 million.

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters (HQ) premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $23 million for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the current HQ building as a reduction of occupancy expense. HQ depreciation for the year ended 31 December 2025 amounted to $5 million ($5 million – 2024), net of amortization of the compensation for the former HQ building. As of 31 December 2025, the unamortized deferred compensation balance (included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous) was $2 million ($2 million – 2024).

Right-of-use asset mainly pertains to lease of real properties such as offices, buildings and parking lots in field offices. As of 31 December 2025, lease liability amounted to $53 million and is recorded as part of Miscellaneous under ACCOUNTS PAYABLE AND OTHER LIABILITIES ($45 million – 2024).

In 2025, operating lease cost amounted to $17 million ($14 million – 2024), while weighted average remaining lease term is 11.80 years (10.38 years – 2024), and weighted average discount rate is 3% (3% – 2024).
The maturity analysis on an undiscounted basis of ADB’s operating lease liabilities as of 31 December 2025 are as follows:
Year ending 31 December	$ million
2026	$12
2027	7
2028	6
2029	5
2030	4
Later years	25

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continued
NOTE L—BORROWINGS

The key objective of ADB’s borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

The carrying amounts of ADB’s outstanding borrowings as of 31 December 2025 and 2024 are as follows:

($ million)
	2025	2024
At Amortized cost	$2,755	$2,394
At Fair value	163,196	144,123
Total	$165,951	$146,517

Fair Value Disclosure

Plain vanilla borrowings are valued using discounted cash flow methods with market-based observable inputs such as yield curves, FX rates, and credit spreads. On some borrowings, significant unobservable input is also used such as derived credit spread. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market observable inputs, such as yield curves, FX rates, credit spreads, interest rates and FX volatilities and correlation.

ADB reports borrowings that are swapped or are intended to be swapped in the future and selected floating-rate borrowings at FV. Changes in FV are reported in the Statement of Income and Expenses under NET UNREALIZED GAINS. ADB measures the portion of the FV change due to instrument-specific credit risk and presents the amount separately in Accumulated other comprehensive income (loss) account.

The FV hierarchy of ADB’s outstanding borrowings reported at amortized cost and FV as of 31 December 2025 and 2024 are as follows:

($ million)
	2025	2024
At Amortized cost
Level 1	$–	$–
Level 2	2,180	2,040
Level 3	645	441
Sub-total	2,825	2,481

At Fair value
Level 1	–	–
Level 2	151,393	136,948
Level 3	11,803	7,175
Sub-total	163,196	144,123
Total borrowings at fair value	$166,021	$146,604

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continued

The valuation technique and quantitative information on significant unobservable inputs used in valuing ADB’s borrowings classified as Level 3 as of 31 December 2025 and 2024 are presented below:

	Unobservable	Range (Weighted Average)[a]
Valuation Technique	Inputs	2025	2024
Discounted cash flows	Derived credit spreads	-2.11% to 4.66% (0.18%)	-1.54% to 6.11% (0.1%)

a Unobservable inputs were weighted by the relative fair value of the instruments.

A significant increase (decrease) in credit spreads generally decreases (increases) the FV of the borrowings.

The following table presents the changes in the carrying amounts of ADB’s Level 3 borrowings reported at FV for the years ended 31 December 2025 and 2024:

($ million)
	2025	2024
Balance, beginning of year	$7,175	$7,033
Total losses (gains) - (realized/unrealized)
Included in earnings[a]	573	(27)
Included in other comprehensive income[b]	256	(151)
Issuances	5,111	3,540
Maturities/Redemptions	(1,312)	(3,220)
Balance, end of year	$11,803	$7,175
The amount of total losses (gains) for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to liabilities still held at the reporting date	$150	$(29)
The amount of total (gains) losses for the year included in in other comprehensive income attributable to the change in net unrealized gains or losses[c] relating to liabilities still held at the reporting date	$(88)	$54
[a]	Included in net unrealized gains (OCR-2).
[b]	Included in unrealized holdings (losses) gains from borrowings and accumulated translation adjustments (Note N).
[c]	Included in unrealized holding gains (losses) from borrowings (Note N).

NOTE M—CAPITAL STOCK AND MAINTENANCE OF VALUE OF CURRENCY HOLDINGS

Capital Stock

The authorized capital stock of ADB totaling 10,639,233 shares was fully subscribed by members. Of the subscribed shares, 10,106,089 are “callable” and 533,144 are “paid-in”. The “callable” share capital is subject to call by ADB only as and when required to meet ADB’s obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The “paid-in” share capital has been received, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $5 million ($12 million – 2024).

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continued.

In September 2024, Israel became ADB’s 69th member, subscribing to 150 shares of ADB’s authorized capital stock.

Türkiye became a ADB’s regional member effective 30 April 2025, having previously joined as a nonregional member in 1991.

As of 31 December 2025, ADB’s shareholders consist of 69 members, 50 from the region and 19 from outside the region (OCR-8).

Maintenance of Value of Currency Holdings

Prior to 1 April 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant policies approved by the Board of Directors. Since then, settlement of MOV has been put in abeyance.

In as much as the valuation of ADB’s capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally in terms of the SDR as receivable from or payable to members in order to maintain the value of members’ currency holdings. The notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts required to maintain value of currency holdings in the EQUITY portion of the Balance Sheet. The carrying book value for such receivables and payables approximates its FV.

The net notional amounts as of 31 December 2025 consisted of (i) the net increase of $832 million ($663 million – 2024) in amounts required to maintain the value of currency holdings to the extent of matured and paid-in capital subscriptions due to the increase in the value of the SDR in relation to the US dollar during the period from 1 April 1978 to 31 December 2025 and (ii) the net increase of $819 million ($818 million – 2024) in the value of such currency holdings in relation to the US dollar during the same period. Receivable and payable to members are as follows:

($ million)
	2025	2024
Notional MOV Receivables	$1,738	$1,566
Notional MOV Payables	(87)	(85)
Total	$1,651	$1,481

NOTE N—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members.

In May 2025, the Board of Governors approved the following with respect to ADB’s 2024 net income of $1,602 million, after the appropriation of guarantee fees of $27 million to the Special Reserve: (i) the following adjustments be made to the net income amount to determine the allocable net income: $63 million representing adjustments for the net unrealized gains for the year ended 31 December 2024, be added to the cumulative revaluation adjustments (CRA) account; (ii) $1,016 million be allocated to the Ordinary Reserve;(iii) $394 million be allocated to the ADF; and (iv) $130 million be allocated to the Technical Assistance Special Fund (TASF).

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continued

In May 2024, the Board of Governors approved the following with respect to ADB’s 2023 net income of $910 million, after the appropriation of guarantee fees of $28 million to the Special Reserve: (i) the following adjustments be made to the net income amount to determine the allocable net income: $513 million representing adjustments for the net unrealized losses for the year ended 31 December 2023, be added from the CRA account; (ii) $1,005 million be allocated to the Ordinary Reserve; (iii) $293 million be allocated to the ADF; (iv) $110 million be allocated to the TASF; and (v) $15 million be allocated to the Asia Pacific Disaster Response Fund.

Allocation of One-Time Income from ADF Assets Transfer

On 15 March 2017, the Board of Governors approved the allocation of the one-time income of $30,748 million from ADF assets transfer to OCR ordinary reserve effective 1 January 2017, pursuant to Resolution No. 387 (See Note A).

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative net unrealized gains (losses) on derivatives, as required by ASC 815 to a separate category of Reserves – CRA account. Beginning 2008, the unrealized portion of net income from equity investments accounted for under equity method is also transferred to this account.

As part of 2024 net income allocation following the Resolution of the Board of Governors in May 2025, the net unrealized gains on financial instruments of $36 million and the net unrealized gains on equity method investments of $27 million were transferred to the CRA account.

As part of 2023 net income allocation following the Resolution of the Board of Governors in May 2024, the net unrealized losses on financial instruments of $535 million and the net unrealized gains on equity method investments of $22 million were transferred to the CRA account.

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees received which are required to be set aside pursuant to Article 17 of the Charter to meet liabilities on guarantees. For the year ended 31 December 2025, guarantee fees of $20 million were appropriated to the Special Reserve.

Surplus

Surplus represents funds for future use to be determined by the Board of Governors.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) has two major components: net income (loss) and other comprehensive income (loss) comprising gains and losses affecting equity that, under US GAAP, are excluded from net income (loss). Other comprehensive income (loss) includes items such as translation adjustments for functional currencies; pension and post-retirement liability adjustment; and unrealized gains and losses on financial instruments classified as AFS, equity investments under equity method and fair value changes of borrowings related to ADB’s own credit spread.

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continued
The changes in Accumulated Other Comprehensive Loss balances for the years ended 31 December 2025 and 2024 are as follows:

($ million)
		Unrealized Holding (Losses) Gains				Postretirement	Accumulated
	Accumulated Translation Adjustments	Investments for liquidity purpose[a]	Equity investments — Operations	Other Debt Securities — Operations	Borrowings	Benefit Asset/Liability Adjustments	Other Comprehensive Loss
Balance, 1 January 2025	$(161)	$(848)	$(4)	$(3)	$253	$524	$(239)
Other comprehensive income (loss) before reclassifications	294	540	1	6	(577)	(252)	12
Amounts reclassified from accumulated other comprehensive income (loss)	–	16	–	–	–	(24)	(8)
Net current-period other comprehensive income (loss)	294	556	1	6	(577)	(276)	4
Balance, 31 December 2025	$133	$(292)	$(3)	$3	$(324)	$248	$(235)
Balance, 1 January 2024	$58	$(1,057)	$(16)	$(5)	$496	$221	$(303)
Other comprehensive (loss) income before reclassifications	(219)	182	12	2	(243)	329	63
Amounts reclassified from accumulated other comprehensive income (loss)	–	27	–	–	–	(26)	1
Net current-period other comprehensive (loss) income	(219)	209	12	2	(243)	303	64
Balance, 31 December 2024	$(161)	$(848)	$(4)	$(3)	$253	$524	$(239)
[a]	Includes securities transferred under repurchase agreements.

The reclassifications of Accumulated Other Comprehensive Income (Loss) to Net Income for the years ended 31 December 2025 and 2024 are presented below:

($ million)
	Amounts Reclassified from Accumulated Other Comprehensive Loss[a]
Accumulated Other Comprehensive Loss Components			Affected Line Item in the Statement of Income and Expenses

	2025
		2024
Unrealized Holding (Losses) Gains Investments for liquidity purpose	$(16)	$(27)	NET REALIZED GAINS (LOSSES)
			From investments for liquidity purpose
Pension/Postretirement Liability Adjustments Actuarial losses	24	26	Administrative expenses
Total reclassifications for the year	$8	$(1)
[a]	Amounts in parentheses indicate debits to net income.

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continued

NOTE O—INCOME AND EXPENSES

Revenue

REVENUE from loan operations for the years ended 31 December 2025 and 2024 is summarized as follows:

($ million)
		Commitment
	Interest	charge	Other, net[a]	Total
2025
Sovereign – Regular	$5,898	$49	$(20)	$5,927
Sovereign – Concessional	723	–	(2)	721
Nonsovereign	444	5	5	454
Total	$7,065	$54	$(17)	$7,102

2024
Sovereign – Regular	$6,814	$48	$(21)	$6,841
Sovereign – Concessional	719	–	(2)	717
Nonsovereign	471	5	4	480
Total	$8,004	$53	$(19)	$8,038
[a]	Includes amortized front-end fees and loan origination costs, risk participation charges, and other loan-related income and/or expenses.

The average yield on the loan portfolio during the year was 4.5% (4.9% – 2024).
REVENUE from investments for liquidity purpose for the year ended 31 December 2025 was $2,551 million ($2,731 million – 2024). This comprises interest income including interest earned from securities purchased under resale arrangements. The return on the average investments held during the year was 4.3% (4.8% – 2024) excluding unrealized gains and losses on investments, and 5.2% (5.1% – 2024) including unrealized gains and losses on investments.

REVENUE from equity investment operations for the year ended 31 December 2025 amounted to $161 million ($102 million – 2024). This comprises gains from equity method investments totaling $152 million ($98 million – 2024) and dividend and other income and expenses from equity investments totaling $9 million ($4 million – 2024).
REVENUE from other debt securities for the year ended 31 December 2025 was $45 million consisting mostly of interest income ($47 million – 2024).

REVENUE from other sources—net for the year ended 31 December 2025 was $94 million ($84 million – 2024). This included income received as administration fees for projects and/or programs totaling $31 million ($32 million – 2024), transaction advisory service fee of $1 million ($5 million – 2024) and other miscellaneous income totaling $62 million ($47 million – 2024).

Expenses

Borrowings and related expenses for the year ended 31 December 2025 amounted to $7,521 million ($8,717 million – 2024). These consist of interest expense and other related expenses such as amortization of issuance costs, discounts, and premiums. The average cost of borrowings outstanding after swaps was 4.4% (5.2% – 2024).

Total depreciation expense incurred for the year ended 31 December 2025 amounted to $51 million ($40 million – 2024).

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Administrative expenses for the year ended 31 December 2025 were allocated between OCR and the ADF in proportion to the relative volume of operational activities. Of the total administrative expenses of $915 million ($820 million – 2024), $98 million ($91 million – 2024) was accordingly charged to the ADF.

For the year ended 31 December 2025, net provision for credit losses amounted to $24 million ($45 million net release of provision for credit losses – 2024).

Net realized gains (losses)
Net realized gains for the year ended 31 December 2025 was $13 million ($5 million losses – 2024). This included gains on sale of investments for liquidity purpose totaling $2 million ($18 million losses – 2024), gains on sale of equity investments of $10 million ($13 million – 2024), impairment losses on equity method investments of $2 million (nil – 2024), gains on redemptions of other debt securities of $2 million (nil – 2024), and net gains on redemptions of borrowings of $1 million (nil – 2024).

Net unrealized gains (losses)

The following table provides information on the unrealized gains or losses included in income for the years ended 31 December 2025 and 2024:

($ million)
	2025	2024
Fair value changes from:
Borrowings and related derivatives	$106	$485
Loans related derivatives	139	(401)
Investments related derivatives	59	(25)
Equity investments	9	(18)
Reclassification of unrealized gains on divested equity investment	–	(2)
Translation adjustments in non-functional currencies	3	(3)
Total	$316	$36

NOTE P—RELATED PARTY TRANSACTIONS

As of 31 December 2025 and 2024, ADB had the following net receivables from and payable to ADF, external funded trust funds under ADB administration (Trust Funds), other Special Funds, and employee benefit plans consisting of the Staff Retirement Plan (SRP), the Retiree Medical Plan Fund (RMPF), and the Defined Contribution (DC) plan. These are included in Miscellaneous under OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES:

($ million)
	2025	2024
Amounts receivable from:
Asian Development Fund	$47	$29
Other Special Funds	1	1
Trust Funds and Others—net	0	5
Employee Benefit Plans	10	3
Total	$58	$38
0 = less than $0.5 million.

See Note S for additional information relating to Special Funds and other funds.

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NOTE Q—STAFF PENSION AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan
ADB has a defined pension benefit plan called the SRP. Every employee, as defined under the SRP, shall, as a condition of service, become a participant from the first day of service, provided the employee has not reached  the  normal  retirement  age  at  that  time,  which  is  60  for  staff  on  board  before 1 October 2017; 62 for staff who joined on or after 1 October 2017 but before 1 October 2021; and 65 for staff who joined on or after 1 October 2021. The plan applies also to members of the Board of Directors who may elect to opt out. Retirement benefits are based on an annual accrual rate, length of service and the highest average remuneration observed over 2 consecutive years during eligible service for staff on board before 1 October 2017. For staff hired on or after 1 October 2017, the salary basis for a pension is the highest average three years remuneration, capped at $121,036 as of 31 December 2025 ($115,492 – 2024) adjusted each year in line with the structural increase in US dollar salary scales of International Staff based at headquarters. The plan assets are segregated in a separate fund. The costs of administering the plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the SRP.

Participants hired prior to 1 October 2006 are required to contribute 9 1/3% of their salary to the plan while those hired on or after 1 October 2006 are not required to contribute. The annual pension accrual rate is 2.95% for staff hired prior to 1 October 2006 and 1.5% for those hired on or after 1 October 2006. ADB’s contribution is determined at a rate sufficient to cover that part of the costs of the SRP not covered by the participants’ contributions.

Participants hired before 1 October 2017 may make Discretionary Benefit (XB) contributions. Such contributions earn a prescribed interest crediting rate and benefits are payable to the Participants who reach retirement age or upon termination of employment.

In October 2017, ADB introduced a DC Plan. Participants hired on or after 1 October 2017 may contribute up to 40% of salary into the DC Plan. ADB will make additional contributions to a participant’s DC account equal to 20% of the participant’s salary above the predefined threshold. ADB will match participant’s contributions at a ratio of $1 to each $8 (1:8), capped at 12% of salary. For the year ended 31 December 2025, ADB contributed $12 million to the DC Plan ($10 million – 2024).
Expected Contributions
ADB’s contribution to the SRP varies from year to year, as determined by the Pension Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the plan. ADB is expected to contribute $95 million for 2026 based on a budgeted contribution of 25% of salary.

ADB’s staff members are expected to contribute $34 million representing participants’ mandatory contribution of $4 million and discretionary contributions of $30 million.

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The SRP employs 11 external asset managers and 1 global custodian who are required to operate within the guidelines established by the SRP’s Investment Committee. The investment of these assets, over the long term, is expected to produce returns higher than short-term investments. The investment policy incorporates the plan’s package of desired investment return and tolerance for risk, taking into account the nature and duration of its liabilities. The SRP’s assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is avoided. Selected derivatives are used for hedging and transactional efficiency purposes.

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The SRP’s investment policy is periodically reviewed and revised. The SRP’s long-term target asset-mix implemented in 2025 is 22% global equity, 8.5% global real assets, and 69.5% global fixed income, global credit and inflation-linked bonds.

For the year ended 31 December 2025, the net return on the SRP assets was 10.63% (8.08% – 2024). ADB expects the long-term rate of return on the assets to be 6.00% (6.25% – 2024).

Assumptions
The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, as well as in the liability/benefit policy side, the assumed average long-term investment return on the SRP’s assets is expected to remain on average broadly the same, year to year. The discount rate used in determining the benefit obligation is selected in reference to the rates of return on high-quality bonds.

Health Benefit Plan for Retirees

The Health Benefit Plan for Retirees (HBPR) is a self-insured plan. ADB adopts a cost sharing arrangement for the HBPR, where ADB subsidizes 75% of healthcare costs below the stop loss limit incurred by retirees. Retirees include retired members of the Board of Directors and their eligible dependents who elected to participate.

The RMPF holds the assets in trust that will fund the accumulated obligations of the HBPR. The income of RMPF consists of ADB’s contributions and investment earnings; it does not have any component attributable to participants’ share of HBPR costs. ADB’s subsidy for the HBPR is considered ADB’s contribution to the fund. The costs of administering the RMPF are absorbed by ADB, while investment management and custodian fees are paid from the RMPF.

The SRP’s Pension Committee is responsible for the overall financial management of the RMPF and is assisted by the SRP’s Investment Committee.

Expected Contribution

ADB’s expected contribution to the RMPF is based on the recommendation of the SRP Pension Committee. For 2026, ADB is expected to contribute $8 million.
Investment Strategy

The RMPF employs five external asset managers and one global custodian who are required to operate within the guidelines established by the SRP’s Investment Committee. The investment of these assets, over the long term, is expected to produce returns higher than short-term investments. The investment policy incorporates the RMPF’s package of desired investment return and tolerance for risk in order to ensure the payment of ADB’s obligations in respect of the HBPR. The RMPF’s assets are diversified among different markets and asset classes. The use of derivatives for speculation, leverage or taking risks is avoided. Selected derivatives are used for hedging and transactional efficiency purposes.

The RMPF’s long-term target asset-mix implemented in 2025 is 55% global equity, 20% global fixed income and inflation-linked bonds, 15% sustainable global listed infrastructure, and 10% global credit. For the year ended 31 December 2025, the net return on the RMPF assets was 16.50% (13.46% – 2024).

Assumptions

The overall long-term rate of return is 6.25% per annum (6.25% – 2024).

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The following table sets forth the funded status of pension and postretirement medical benefits at 31 December 2025 and 2024:

($ million)
	Pension Benefits		Postretirement Medical Benefits
	2025	2024	2025	2024
Change in plan assets:
Fair value of plan assets at beginning of year	$4,524	$4,258	$617	$543
Actual return on plan assets	478	340	101	74
Employer’s contribution	97	88	9	8
Plan participants’ contributions	36	35	–	–
Benefits paid	(219)	(197)	(9)	(8)
Fair value of plan assets at end of year	$4,916	$4,524	$718	$617

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$4,689	$4,730	$364	$347
Service cost	73	78	13	14
Interest cost	270	250	23	20
Plan participants’ contributions	36	35	–	–
Actuarial (gains) losses	294	(207)	222	(9)
Benefits paid	(219)	(197)	(9)	(8)
Projected benefit obligation at end of year	$5,143	$4,689	$613	$364

Funded status	$(227)	$(165)	$105	$253

Amounts recognized in the Balance sheet as:
Accrued pension benefit costs	$(227)	$(165)
Net postretirement medical benefit plan asset			$105	$253

Amounts recognized in the Accumulated other comprehensive loss as Pension/Postretirement liability adjustments (Note N)	$(65)	$(165)	$(183)	$(359)

Weighted-average assumptions as of 31 December (%)
Discount rate	5.60	5.80	6.10	6.10
Expected return on plan assets	6.00	6.25	6.25	6.25
Rate of compensation increase varies with age and averages	5.75	4.75	N/A	N/A
Interest crediting rate	5.30	5.30	N/A	N/A

The accumulated benefit obligation of the pension plan as of 31 December 2025 was $4,858 million ($4,498 million – 2024). The actuarial losses of $297 million for pension benefit obligation and $222 million for postretirement medical benefit obligation were mainly due to the change in discount rates and salary scales and medical cost trend increases.

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For measurement purposes, a 10.0% annual medical cost trend rate of increase in the per capita cost of covered postretirement medical benefits was assumed for the valuation as of 31 December 2025 (6.5% – 2024). The rate was assumed to decrease gradually to 6.0% by 2034 and remain at that level thereafter.

The following table summarizes the benefit costs associated with pension and postretirement medical benefits for the year ended 31 December 2025 and 2024:

($ million)
	Pension Benefits		Postretirement Medical Benefits
Components of net periodic benefit cost:	2025	2024	2025	2024
Service cost	$73	$78	$13	$14
Interest cost	270	250	23	20
Expected return on plan assets	(279)	(267)	(36)	(34)
Amortization of prior service credit (Note N)	(5)	(5)	–	–
Recognized actuarial loss (gain) (Note N)	0	0	(19)	(20)
Net periodic benefit cost	$59	$56	$(19)	$(20)
0 = less than $0.5 million.

All components of the net periodic benefit cost are included in “administrative expenses” in the statement of income and expenses, based on the allocation methodology described in Note O.

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at 31 December 2025.

($ million)
		Postretirement
Year	Pension Benefits	Medical Benefits
2026	$265	$11
2027	278	13
2028	298	15
2029	308	17
2030	328	19
2031–2035	1,853	131

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continued
Fair Value Disclosure
The FV of the SRP’s and RMPF’s assets measured on a recurring basis as of 31 December 2025 and 2024 is shown below:

($ million)
		Fair Value Measurements
2025	Total	Level 1	Level 2	Level 3
Staff Retirement Plan
Cash and cash equivalents	$32	$–	$32	$–
Common/preferred stocks	1,001	1,000	1	–
Investment funds	944	465	479	–
Government or government- related securities	1,231	1,041	190	–
Corporate debt securities	1,695	1,678	17	–
Mortgage/Asset-backed securities:
Mortgage-backed securities	17	–	17	–
Collateralized mortgage obligations	29	1	28	–
Asset-backed securities	8	8	–	–
Short term investments	12	–	12	–
Derivatives	2	(1)	3	–
Other asset/liabilities[a]—net	(55)	–	(55)	–
Total fair value of SRP assets	$4,916	$4,192	$724	$–

Retiree Medical Plan Fund
Cash and cash equivalents	$9	$–	$9	$–
Common/preferred stocks	497	497	0	–
Investment funds	76	76	–	–
Government or government- related securities	46	46	0	–
Corporate debt securities	76	71	5	–
Mortgage/Asset-backed securities:
Mortgage-backed securities	8	2	6	–
Collateralized mortgage obligations	1	–	1	–
Asset-backed securities	1	0	1	–
Short term investments	3	–	3	–
Derivatives	(1)	(0)	(1)	–
Other asset/liabilities[a]—net	2	–	2	–
Total fair value of RMPF assets	$718	$692	$26	$–
0 = less than $0.5 million.
a Incudes receivables and liabilities carried at amounts that approximate fair value.

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($ million)
		Fair Value Measurements
2024	Total	Level 1	Level 2	Level 3
Staff Retirement Plan
Cash and cash equivalents	$32	$–	$32	$–
Common/preferred stocks	1,712	1,712	0	–
Investment funds	1,050	787	263	–
Government or government-related securities	690	478	212	–
Corporate debt securities	1,008	976	32	–
Mortgage/Asset-backed securities:
Mortgage-backed securities	18	6	12	–
Collateralized mortgage obligations	12	2	10	–
Asset-backed securities	15	15	–	–
Short term investments	17	–	17	–
Derivatives	2	(1)	3	–
Other asset/liabilities[a]—net	(32)	–	(32)	–
Total fair value of SRP assets	$4,524	$3,975	$549	$–

Retiree Medical Plan Fund
Cash and cash equivalents	$9	$–	$9	$–
Common/preferred stocks	433	433	0	–
Investment funds	58	58	–	–
Government or government-related securities	32	31	1	–
Corporate debt securities	72	67	5	–
Mortgage/Asset-backed securities:
Mortgage-backed securities	8	2	6	–
Collateralized mortgage obligations	2	–	2	–
Short term investments	3	–	3	–
Derivatives	1	(0)	1	–
Other asset/liabilities[a]—net	(1)	–	(1)	–
Total fair value of RMPF assets	$617	$591	$26	$–
0 = less than $0.5 million.
a Incudes receivables and liabilities carried at amounts that approximate fair value.

The FV of the SRP and RMPF Investments including equity securities, fixed income securities and derivatives are provided by independent pricing providers. Equity securities include common and preferred stocks and mutual funds. Fixed income securities include government or government-related securities, corporate obligations, asset and mortgage-backed securities, and short-term investments. Derivatives include futures, swaps and currency forward contracts.

The following table presents the changes in the carrying amounts of SRP and RMPF Level 3 investments for the year ended 31 December 2024. There were no Level 3 investments during 2025 for both SRP and RMPF.

($ million)
	Corporate debt securities
	2024
	SRP	RMPF
Balance, beginning of the year	$2	$0
Transfer out of Level 3	(2)	(0)
Balance, end of the year	$–	$–
0 = less than $0.5 million.

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NOTE R—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and FVs of ADB’s financial instruments as of 31 December 2025 and 2024 are summarized below:

($ million)
	2025		2024
	Carrying		Carrying
On-balance sheet financial instruments:	Amount	Fair Value	Amount	Fair Value
ASSETS:
Due from banks	$496	$496	$2,235	$2,235
Investments for liquidity purpose (Note D)	57,725	57,725	46,695	46,695
Securities transferred under repurchase agreements (Note E)	872	872	–	–
Securities purchased under resale arrangements (Note D)	252	252	260	260
Loans outstanding — operations (Note F)	161,063	161,786	153,864	154,436
Equity investments — operations carried at fair value (Note H)	563	563	373	373
Other debt securities — operations (Note I)	552	572	621	645
Derivative assets - borrowings (Note J)	75,750	75,750	61,872	61,872
Derivative assets - investments for liquidity purpose (Note J)	29,554	29,554	26,062	26,062
Derivative assets - loans — operations (Note J)	17,391	17,391	17,671	17,671
Swap related and other collateral (Note J)	508	508	857	857
Future guarantee receivable (Note G)	464	464	331	331

LIABILITIES:
Borrowings (Note L)	165,951	166,021	146,517	146,604
Derivative liabilities - borrowings (Note J)	78,627	78,627	71,703	71,703
Derivative liabilities - investments for liquidity purpose (Note J)	27,596	27,596	23,292	23,292
Derivative liabilities - loans — operations (Note J)	15,501	15,501	14,821	14,821
Payable under securities repurchase agreements (Note E)	881	881	–	–
Swap related and other collateral (Note J)	1,258	1,258	857	857
Guarantee liability (Note G)	472	472	331	331

As of 31 December 2025 and 2024, ADB has no assets or liabilities measured at FV on a non-recurring basis.

NOTE S—SPECIAL AND OTHER FUNDS

ADB’s operations include special operations, which are financed from Special Funds resources. The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The Board of Governors may approve allocation of the net income of OCR to Special Funds, based on the funding and operational requirements of the funds. The administrative and operational expenses pertaining to the OCR and Special Funds are charged to the respective Special Funds. The administrative expenses of ADB are allocated amongst OCR and Special Funds and are settled regularly.

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB’s operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB’s administration (referred as trust funds). ADB charges administrative fees for external funds administered by ADB. The trust funds are restricted for specific uses including technical assistance to borrowers and for regional programs, grants for projects, and loans. The responsibilities of ADB under these arrangements range from project processing to project implementation including the facilitation of procurement of goods and services. These funds are held in trust by ADB and are held in a separate investment portfolio. The assets of trust funds are not commingled with ADB’s resources, nor are they included in the assets of ADB.

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Special Funds and trust funds are not included in the assets of OCR. The net assets as of 31 December 2025 and 2024 are summarized below:

($ million)
	2025		2024
	Total Net		Total Net
	Assets	No.	Assets	No.
Special Funds
Asian Development Fund	$1,684	1	$1,968	1
Technical Assistance Special Fund	518	1	94	1
Japan Special Fund	107	1	111	1
Asian Development Bank Institute	20	1	22	1
Regional Cooperation and Integration Fund	0	1	2	1
Climate Change Fund	12	1	12	1
Asia Pacific Disaster Response Fund	22	1	34	1
Financial Sector Development Partnership Special Fund	2	1	1	1
Subtotal	2,365	8	2,244	8

Trust funds and project specific cofinancing	4,976	171	4,155	184
Total	$7,341	179	$6,399	192
0 = less than $0.5 million.

During the year ended 31 December 2025, a total of $22 million ($18 million – 2024) was recorded as compensation for administering projects/programs. The amount has been included in REVENUE From other sources—net.

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continued
NOTE T—VARIABLE INTEREST ENTITIES

ADB has identified investments in 49 (45 – 2024) VIEs which are not consolidated by ADB but in which it is deemed to hold significant variable interests at 31 December 2025. These non-consolidated VIEs are mainly (i) operating entities where the total equity invested is considered insufficient to finance its activities without additional subordinated financial support and (ii) private equity funds, where the equity at risk holders lack decision making rights. These VIEs are in the finance, energy, health, and agricultural sectors.

ADB’s involvement in these non-consolidated VIEs includes loans, guarantees, and equity investments. Based on the most recent available data from these VIEs at 31 December 2025, the assets of these non-consolidated VIEs totaled $10,865 million ($8,577 million – 2024).

The table below shows the carrying value of ADB interests in the non-consolidated VIEs and the maximum exposure to loss of these interests. For guarantees, the maximum exposure is the notional amount of such guarantee, less any counter-guarantee.

($ million)
	Carrying Value of ADB’s Variable	Committed but	Maximum Exposure to
	Interests	Undisbursed	Loss
2025
Loans — Operations	$–	$–	$–
Equity Investments — Operations	857	707	1,564
Guarantees — Operations	–	–	–
Total	$857	$707	$1,564

2024
Loans — Operations	$–	$–	$–
Equity Investments — Operations	713	591	1,304
Guarantees — Operations	–	–	–
Total	$713	$591	$1,304

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continued
NOTE U—SEGMENT REPORTING

Based on an evaluation of OCR’s operations, Management has determined that OCR has only one reportable segment since OCR does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. ADB’s Chief Operating Decision Maker (CODM), the President, regularly reviews information on OCR’s overall operating results for purposes of resource allocation and performance assessment.

The following table presents the outstanding balance and associated revenue of OCR’s loan, guarantees, other debt securities, and equity investments by geographic region, as of and for the years ended 31 December 2025 and 2024:
($ million)
	2025		2024
	Outstanding		Outstanding
Country	Balance	Revenue	Balance	Revenue
India	$27,329	$1,453	$26,705	$1,609
Bangladesh	17,996	573	16,835	627
People’s Republic of China	17,838	880	18,163	1,125
Philippines	17,822	874	15,797	947
Pakistan	17,412	656	16,028	693
Indonesia	14,600	719	13,742	839
Uzbekistan	9,076	376	8,237	375
Others	53,595	1,804	48,983	1,999
Total	$175,668	$7,335	$164,490	$8,214

Revenue comprises revenue from loans, guarantees, other debt securities, and equity investments, and excludes net realized/unrealized gains and losses.

For the year ended 31 December 2025, sovereign loans to three DMCs (three – 2024) each generated more than 10 percent of revenue which amounted to $1,321 million, $866 million, and $844 million ($1,499 million, $944 million, and $1,068 million – 2024).
NOTE V—SUBSEQUENT EVENTS
ADB has evaluated subsequent events after 31 December 2025 through 9 March 2026, the date these Financial Statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $19,796 million in various currencies.